Form 10-K, Exhibit 13
period 1997-01-26
SPORTS AUTHORITY INC /DE/
filed 1997-04-24
CIK 929470

THE SPORTS AUTHORITY, INC.

SELECTED CONSOLIDATED FINANCIAL INFORMATION


     The selected consolidated financial data set forth below reflect the historical results of operations, financial condition and operating data of the Company for the periods indicated and should be read in conjunction with the consolidated financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

                                                                                FISCAL YEAR ENDED(1)
                                                      -------------------------------------------------------------------------
                                                       JANUARY 26,    JANUARY 28,    JANUARY 22,    JANUARY 23,   JANUARY 24,
                                                          1997           1996           1995           1994           1993
                                                      -------------- -------------- -------------- -------------- -------------
STATEMENT OF OPERATIONS DATA:
(in thousands except per share data)
 Sales                                                $1,271,296     $1,046,652       $838,539       $606,871       $411,519
 Gross profit                                            368,538        295,199        231,862        167,694        114,814
 Selling, general and administrative expenses            304,955        245,886        188,875        137,045         95,590
 Pre-opening expense                                      11,408          9,140         10,867          7,658          6,982
 Goodwill amortization                                     1,963          1,963          1,963          2,070          2,070
                                                      ----------     ----------       --------       --------       --------
 Operating income                                         50,212         38,210         30,157         20,921         10,172
 Interest, net                                             2,180            820            318             13            141
                                                      ----------     ----------       --------       --------       --------
 Income before income taxes                               48,032         37,390         29,839         20,908         10,031
 Income tax expense                                       19,597         15,305         12,980          8,156          4,299
 Minority interest                                        (1,570)          (245)             -              -              -
                                                      ----------     ----------       --------       --------       --------
 Net income                                           $   30,005     $   22,330       $ 16,859       $ 12,752       $  5,732
                                                      ==========     ==========       ========       ========       ========
 Earnings per common share and common
 share equivalents(2)                                 $      .94     $      .71       $    .54       $    .41
                                                      ==========     ==========       ========       ========
 Weighted average common shares and
 common share equivalents(2)                              31,831         31,369         31,175         31,175
                                                      ==========     ==========       ========       ========
PERCENT OF SALES DATA:
 Gross margin                                               29.0%          28.2%          27.6%          27.6%          27.9%
 Selling, general and administrative expenses               24.0           23.4           22.5           22.6           23.2
 Operating income                                            4.0            3.7            3.6            3.4            2.5
 Income before income taxes                                  3.8            3.6            3.6            3.4            2.4

SELECTED FINANCIAL AND OPERATING DATA:
 End of period stores                                        168            136            107             80             56
 Comparable store sales increase                             3.3%           1.1%           5.5%           2.6%           8.3%
 Inventory turnover                                          3.2            3.2            3.2            3.1            2.9
 Weighted average sales per square foot               $      203     $      214       $    220       $    224       $    228
 Weighted average sales per store (in thousands)           8,819          9,231          9,446          9,572          9,689
 End of period inventory net of accounts payable
 per store (in thousands)                                    729            823            861            879          1,046
 Average sale per transaction                              45.99          44.85          43.23          41.55          39.86
 Capital expenditures-owned property (in thousands)      102,165         55,321         51,449         23,487         25,911
 Depreciation and amortization (in thousands)             28,506         19,975         13,956         10,181          7,214

BALANCE SHEET DATA-END OF PERIOD:
(in thousands)
 Working capital                                      $  175,997     $   81,878       $109,446       $ 37,488       $ 34,535
 Total assets                                            754,270        525,653        463,444        297,765        236,432
 Long-term debt                                          152,021              -              -              -              -
 Stockholders' equity                                    310,317        277,528        252,776        147,871        139,200

------------------------
(1) The fiscal year ended January 28, 1996 consisted of 53 weeks. All other fiscal years shown each consisted of 52 weeks.
(2) Earnings per common share and common share equivalents and weighted average common shares and common share equivalents for the fiscal years ended January 22, 1995 and January 23, 1994 are pro forma and are based on the actual number of common shares outstanding at January 22, 1995 (adjusted for the stock split).

                                                      THE SPORTS AUTHORITY, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

     The following table sets forth the Company's income statement data as a percent of sales for the periods indicated.

                                                                                 FISCAL YEAR ENDED
                                                                  -----------------------------------------------
                                                                  JANUARY 26,      JANUARY 28,      JANUARY 22,
                                                                     1997             1996             1995
                                                                  --------------   --------------   -------------
Sales                                                                 100.0%           100.0%          100.0%
Licensee fees and rental income                                         0.2              0.3             0.2
                                                                    -------          -------         -------
                                                                      100.2            100.3           100.2
Cost of merchandise sold, includes buying and occupancy costs          71.2             72.1            72.6
                                                                    -------          -------         -------
Gross margin                                                           29.0             28.2            27.6
Selling, general and administrative expenses                           24.0             23.4            22.5
Pre-opening expense                                                     0.9              0.9             1.3
Goodwill amortization                                                   0.1              0.2             0.2
                                                                    -------          -------         -------
Operating income                                                        4.0              3.7             3.6
Interest, net                                                           0.2              0.1               -
                                                                    -------          -------         -------
Income before income taxes                                              3.8              3.6             3.6
Income taxes                                                            1.5              1.5             1.6
Minority interest                                                      (0.1)               -               -
                                                                    -------          -------         -------
Net income                                                              2.4%             2.1%            2.0%
                                                                    =======          =======         =======


     The following table sets forth the Company's store openings for the periods indicated. No stores were closed during these periods.

                                            FISCAL YEAR ENDED
                             -----------------------------------------------
                             JANUARY 26,      JANUARY 28,      JANUARY 22,
                                1997             1996             1995
                             --------------   --------------   -------------
Beginning number of stores         136              107              80
Openings                            32               29              27
                                  -----            -----            ----
Ending number of stores            168              136             107
                                  =====            =====            ====

FISCAL YEARS ENDED JANUARY 26, 1997 (FISCAL 1996) AND JANUARY 28, 1996 (FISCAL
1995)

      Sales for the 52 weeks ended January 26, 1997 were $1,271.3 million, a $224.6 million, or 21.5% increase over sales of $1,046.7 million for the 53 weeks ended January 28, 1996. Of the 21.5% increase in sales, 10.6%, or $111.3 million, was attributable to the inclusion of a full year of sales for the 29 stores opened in 1995 which had no comparable store sales in the prior year; 9.3%, or $97.0 million, was attributable to the 32 stores opened in 1996; and 3.3%, or $34.2 million, was attributable to comparable store sales growth. These increases were partially offset by an additional week's sales of $17.9 million, or 1.7% of sales, in the prior year as fiscal 1995 was a 53 week year. Comparable store sales increased 3.3% and 1.1%, in 1996 and 1995, respectively. The comparable store sales increase in 1996 was primarily the result of an increase in apparel, due in large part to strong sales of licensed products, as well as fitness equipment and footwear. Comparable sales were positively impacted by the closing of Herman's Sporting Goods in July 1996 and the Summer Olympic Games. Excluding all or a portion of the 1996 sales from 13 stores considered to be cannibalized by new store openings, comparable store sales increased 4.0% in 1996, as compared to 2.5% in the prior year after excluding all or a portion of the 1995 sales from 15 stores considered to be cannibalized. The Company considers an existing store to be cannibalized for a period of one year from the date on which a new store overlaps its primary trade area. In calculating comparable store sales excluding cannibalized stores, sales from a cannibalized store are excluded from the calculation of total comparable sales for such months.

                                                     THE SPORTS AUTHORITY, INC.

      Licensee fees and rental income in 1996 were $3.2 million, or 0.2% of sales, as compared to $2.8 million, or 0.3% of sales, in the prior year. Sales of snow ski merchandise increased only 13.8% as compared to a 21.5% increase in the Company's sales. This relatively small increase is primarily due to strong ski sales in the Northeast at the beginning of the 1995-1996 ski season, which are reflected in fiscal 1995. The snow ski merchandise departments in the Company's North American stores are operated pursuant to a licensee agreement with a third-party under which the Company receives a fee of approximately 10% of licensee snow ski merchandise sales in the Company's stores. Snow ski merchandise sales in those stores are not included in the Company's sales.

      Cost of merchandise sold, including buying and occupancy costs, in 1996 was $905.9 million, or 71.2% of sales, as compared to $754.2 million, or 72.1% of sales, in the prior year. As a percent of sales, gross margin was 29.0% in 1996 and 28.2% in 1995. The major components of cost of goods sold are primarily merchandise costs and, to a lesser extent, occupancy costs. In 1996, merchandise costs decreased as a percent of sales primarily because the Company is selling a larger proportion of higher margin products such as footwear and apparel. Occupancy costs increased slightly as a percent of sales due to lower initial sales volumes for non-comparable stores opened in the second half of 1995.

      Selling, general and administrative ("SG&A") expenses in 1996 were $305.0 million, or 24.0% of sales, as compared to $245.9 million, or 23.4% of sales, in the prior year. The 0.6% of sales increase in SG&A expenses was primarily attributable to an increase in store payroll expenses due to lower initial sales volumes for non-comparable stores opened in the second half of 1995. Depreciation expense also increased as a result of the installation of the new ladder style apparel fixtures in the stores in the second half of 1995. These increases were partially offset by a decrease in advertising due to leveraging of advertising expenses as the Company continues to backfill in existing multiple store markets.

      Pre-opening expense in 1996 was $11.4 million, or 0.9% of sales, as compared to $9.1 million, or 0.9% of sales, in the prior year. Pre-opening expense increased $2.3 million primarily due to the opening of 32 stores in 1996 versus 29 stores in the prior year and, to a lesser extent, to higher pre-opening occupancy expenses in three stores as a result of assuming existing lease obligations and higher grand opening advertising expenses. Pre-opening expense consists principally of store payroll expense for associate training and store preparation prior to a store opening, as well as grand-opening advertising expenditures.

      Operating income in 1996 was $50.2 million, or 4.0% of sales, as compared to $38.2 million, or 3.7% of sales, in 1995. Operating income before pre-opening expense and goodwill amortization was $63.6 million, or 5.0% of sales, in 1996, as compared to $49.3 million, or 4.7% of sales, in 1995.

      Interest, net in 1996 was $2.2 million, or 0.2% of sales, as compared to $0.8 million, or 0.1% of sales, in 1995. The increase of $1.4 million was primarily attributable to interest incurred under the Company's long-term convertible debt issuance and, to a lesser extent, from higher average borrowings under the Revolving Credit Facility. The interest expense is partially offset by interest income from short-term investments, a note receivable from a developer, and a participation in a privately placed mortgage note secured by a store lease.

      Income tax expense in 1996 was $19.6 million with an effective tax rate of 40.8% as compared to income tax expense of $15.3 million with an effective tax rate of 40.9% in 1995. The decrease in the effective tax rate resulted primarily due to a decrease in state taxes and the declining effect of non-deductible goodwill expense due to the growth of the Company's pre-tax income from 1995 to 1996. This was partially offset by the effect of a valuation allowance offsetting the income tax benefit related to the Company's joint venture in Japan.

      As a result of the foregoing factors, net income in 1996 was $30.0 million, or 2.4% of sales, as compared to $22.3 million, or 2.1% of sales, in 1995.

FISCAL YEARS ENDED JANUARY 28, 1996 (FISCAL 1995) AND JANUARY 22, 1995 (FISCAL
1994)

      Sales for the 53 weeks ended January 28, 1996 were $1,046.7 million, a $208.2 million, or 24.8% increase over sales of $838.5 million for the 52 weeks ended January 22, 1995. Of the 24.8% increase in sales, 15.7%, or $132.2 million, was attributable to the inclusion of a full year of sales for the 27 stores opened in 1994 which had no comparable store sales in the prior year; 8.0%, or $66.8 million, was attributable to the 29 stores opened in 1995; and 1.1%, or $9.2 million, was attributable to comparable store sales growth. Comparable store sales increased 1.1% and 5.5%, in 1995 and 1994, respectively. Comparable store sales increases primarily resulted from footwear, due in large

                                                      THE SPORTS AUTHORITY, INC.

part to the increased popularity of in-line skates (including an increase in average retail price point), and apparel, due to strong sales of licensed products. These increases were also due to the addition of products from Nike, a brand not carried until October 1994. However, comparable store sales increased at a lower rate in 1995 versus 1994 primarily due to sluggish sales in hardlines, particularly in outdoor sports products. Excluding all or a portion of the 1995 sales from 15 stores considered to be cannibalized by new store openings, comparable store sales increased 2.5% in 1995, as compared to 8.2% in the prior year after excluding all or a portion of the 1994 sales from 24 stores considered to be cannibalized.

      Licensee fees and rental income in 1995 were $2.8 million as compared to $2.0 million in the prior year. Licensee fees increased 40.1% in 1995 primarily due to the greater number of stores and strong comparable ski sales, particularly in the Northeast.

      Cost of merchandise sold, including buying and occupancy costs, in 1995 was $754.2 million, or 72.1% of sales, as compared to $608.7 million, or 72.6% of sales, in the prior year. As a percent of sales, gross margin was 28.2% in 1995 and 27.6% in 1994. The major components of cost of goods sold are primarily merchandise costs and, to a lesser extent, occupancy costs. In 1995, merchandise costs decreased primarily due to an increase in the purchase markon and a decrease in retail markdowns (at cost). This was partially offset by a decrease in cash discounts from vendors as a result of negotiating more favorable purchase terms in lieu of taking cash discounts. The decrease in merchandise costs was partially offset by higher occupancy costs. This was due primarily to higher minimum rentals and real estate taxes resulting from continued expansion in the Northeast (including the New York metropolitan area), Chicago and Hawaii in the second half of 1994 and a 2.6% reduction in average store sales volume per store in 1995 versus 1994.

      SG&A expenses in 1995 were $245.9 million, or 23.4% of sales, as compared to $188.9 million, or 22.5% of sales, in the prior year. The 0.9% of sales increase in SG&A expenses was primarily attributable to an increase in store payroll expenses partly due to increased payroll related to the Company's TSA 2000 project. Depreciation expense also increased as a result of additional computer hardware and software in the stores and the installation of the new ladder style apparel fixtures in the stores. In addition, the Company's corporate overhead increased due to the additional costs required in being a publicly traded company. This was partially offset by a decrease in advertising due to leveraging of advertising expenses as the Company continues to backfill in existing multiple store markets.

      Pre-opening expense in 1995 was $9.1 million, or 0.9% of sales, as compared to $10.9 million, or 1.3% of sales, in the prior year. The decrease in pre-opening expenses is attributable to reduced pre-opening payroll and more efficient grand opening advertising, partially offset by a greater number of stores opened in 1995 versus 1994.

      Operating income in 1995 was $38.2 million, or 3.7% of sales, as compared to $30.2 million, or 3.6% of sales, in 1994. Operating income before pre-opening expense and goodwill amortization was $49.3 million, or 4.7% of sales, in 1995, as compared to $43.0 million, or 5.1% of sales, in 1994.

      Income tax expense in 1995 was $15.3 million with an effective tax rate of 40.9% as compared to $13.0 million with an effective tax rate of 43.5% in 1994. The 2.6 percentage point decrease in the effective tax rate resulted from several factors including a tax rate differential related to the Company's Canadian subsidiary and non-deductible goodwill expense, which represented a smaller proportion of income before income taxes in 1995 than in 1994.

      As a result of the foregoing factors, net income in 1995 was $22.3 million, or 2.1% of sales, as compared to $16.9 million, or 2.0% of sales, in 1994.

LIQUIDITY AND CAPITAL RESOURCES

      The Company's principal capital requirements are to fund working capital needs and to open new stores in connection with its expansion strategy. For 1996 these capital requirements have generally been satisfied by issuance of $149.5 million of long-term convertible debt, cash provided by operations, cash and cash equivalents at the beginning of the year and by borrowings under the $110 million Revolving Credit Facility.

      Cash flows generated by operating, investing and financing activities as reported in the Consolidated Statements of Cash Flows for 1996, 1995 and 1994 are summarized below. The net increase in cash and cash equivalents for 1996 was $97.9 million as compared to a decrease of $25.3 million in 1995 and an increase of $28.9 million in 1994.

                                                      THE SPORTS AUTHORITY, INC.

      Net cash provided by operations was $53.7 million in 1996, as compared to net cash provided by operations of $46.0 million in 1995 and net cash used for operations of $5.6 million in 1994. Income before depreciation and amortization contributed $58.5 million. Depreciation and amortization expense resulted primarily from leasehold improvements, store fixtures and goodwill. Depreciation expense is expected to continue to increase in the future due to continued expansion and new store openings such as those discussed below. In the other-net category, accrued payroll and other liabilities increased due to the greater number of stores in operation in 1996 than in 1995. Other long-term liabilities increased due to increased step rent accruals as a result of the relative immaturity of the existing stores and the increased store base. These provisions of cash were offset by an increase in inventory net of accounts payable of $10.5 million due to the addition of 32 stores in 1996 (versus an increase of $19.8 million in 1995 due to the addition of 29 stores). Other assets increased due to long-term store lease deposits expended by the Company's joint venture in Japan and an increase in deferred income taxes as a result of the Company's net operating loss related to its Canadian subsidiary. In the other-net category, accounts receivable and other current assets increased due to an increase in co-op receivables, the recording of an income tax receivable due to a change in accounting method for tax purposes, and an increase in prepaid expenses.

      Net cash used for investing was $112.5 million, $74.1 million and $53.4 million in 1996, 1995 and 1994 respectively. Capital expenditures in 1996 included $74.8 million of expenditures associated with opening stores, of which $70.9 million was used for the development of 32 stores opened in 1996, and $3.9 million was used for stores to be opened subsequent to 1996. In addition, capital expenditures of $12.7 million were recorded for three locations purchased by the Company from the trustee under the $50 million Operating Lease Facility (see discussion below). The remaining $14.7 million was used to refurbish certain existing stores and purchase computer hardware and software for the corporate office. Other-net increased by $10.7 million due to the purchase of a participation in a privately placed mortgage note secured by one of the Company's stores and the acquisition of leases of two store locations.

      Net cash provided by financing of $156.7 million in 1996 was comprised principally of issuance of $149.5 million long-term convertible debt in September 1996. A portion of the proceeds from the convertible debt issuance were used to repay existing indebtedness under the Revolving Credit Facility, finance the acquisition and development of new stores and to purchase three locations from the trustee under the Operating Lease Facility. In October 1996, the Company terminated its $50 million Operating Lease Facility, which had provided financing for certain new store development. Net cash provided by financing of $2.8 million in 1995 was comprised principally of proceeds from the sale of stock to employees through the Management Stock Purchase Plan and the Employee Stock Purchase Plan. Net cash provided by financing of $87.9 million in 1994 was comprised almost entirely of equity contributions by Kmart.

      The Company's working capital at January 26, 1997 was $176.0 million compared with $81.9 million at January 28, 1996, an increase of $94.1 million. This increase was primarily due to an increase in cash of $97.9 million as a result of the convertible debt issuance.

      Pursuant to the Company's rapid expansion program, the Company opened 32 stores in 1996, resulting in a year-end total of 168 stores. The Company currently plans to open 40 stores in 1997. Since the Company has decided to acquire, develop and own a number of its new stores, and to begin implementation of a logistics program involving creation of a network of regional distribution centers, the Company expects that its capital expenditures will be approximately $130 million in 1997. The Company will continue to finance a certain number of its new stores with operating leases, assuming availability and appropriate terms. To the extent stores are not financed with operating leases, capital expenditures will be higher by approximately $4 million to $8 million per location.

      The Company believes that anticipated cash flows from operations, borrowings under the Revolving Credit Facility, operating leases from developers and the remaining proceeds from the convertible debt issuance will be sufficient to satisfy its currently anticipated working capital and capital expenditure requirements through the end of 1997. The Company continues to evaluate various sources of financing for its expansion, and may seek to raise additional funds through debt or equity-related offerings, or through an additional commercial bank debt arrangement. The Company's Revolving Credit Facility currently provides for borrowings in a principal amount of $110 million at any one time. As of April 8, 1997, the Company had no borrowings under the Revolving Credit Facility.

                                                      THE SPORTS AUTHORITY, INC.

SEASONALITY AND INFLATION

     The Company's business is highly seasonal, with its highest sales and operating profitability occurring in the fourth quarter, which includes the holiday selling season. In fiscal 1996, 29.6% of the Company's sales and 55.4% of its operating income occurred in the fourth quarter compared to 30.8% and 57.0%, respectively in 1995. The Company's expansion program generally is weighted toward store openings in the second half of the fiscal year. In the future, changes in the number and timing of store openings and consumer buying habits, particularly in the holiday selling season, may change seasonality trends.

                                     1996 QUARTER ENDED
                      -------------------------------------------------
 (in millions)         APRIL       JULY        OCTOBER      JANUARY
-------------------    ------       -----     --------     ---------
 Sales                 $270.6      $331.6     $ 292.9      $  376.2
 % of full year          21.3%       26.1%       23.0%         29.6%
 Operating income      $  3.7       $15.5     $   3.2      $   27.8(a)
 % of full year           7.4%       30.9%       6.3%          55.4%


                                     1995 QUARTER ENDED
                      -------------------------------------------------
 (in millions)         APRIL       JULY        OCTOBER      JANUARY
-------------------    ------       -----     --------     ---------
 Sales                 $221.6      $268.4     $ 234.2      $  322.5
 % of full year          21.2%       25.6%       22.4%         30.8%
 Operating income      $  3.2       $12.1     $   1.1      $   21.8(b)
 % of full year           8.4%       31.7%       2.9%          57.0%


(a) Fourth quarter adjustments in 1996 had the effect of increasing operating income and net income by approximately $6.0 million and $3.5 million, respectively. These adjustments primarily related to worker's compensation and general liability insurance reserves, and vendor rebates.

(b) Fourth quarter adjustments in 1995 had the effect of increasing operating income and net income by approximately $5.1 million and $3.0 million, respectively. These adjustments primarily related to health insurance accruals and an adjustment related to the Company's allowance for defective merchandise.

     Management does not believe inflation had a material effect on the financial statements for the periods presented.

                                                      THE SPORTS AUTHORITY, INC.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

     Management is responsible for the integrity and consistency of all financial information presented in this Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles and include certain amounts based on Management's best estimates and judgments as required.

     Management has developed and maintains a system of accounting and controls designed to provide reasonable assurance that the Company's assets are protected from improper use and that accounting records provide a reliable basis for the preparation of financial statements. This system includes policies which require adherence to ethical business standards and compliance with all laws to which the Company is subject. This system is continually reviewed, improved and modified in response to changing business conditions and operations. The Company's comprehensive internal audit program provides for constant evaluation of the adequacy of and adherence to Management's established policies and procedures; the extent of the Company's system of internal accounting controls recognizes that the cost should not exceed the benefits derived. Management believes that assets are safeguarded and financial information is reliable.

   The financial statements of the Company have been audited by Price Waterhouse LLP, independent certified public accountants. Their report, which appears herein, is based upon their audit conducted in accordance with generally accepted auditing standards. These standards include a review of the systems of internal controls and tests of transactions to the extent considered necessary by them for purposes of supporting their opinion.

     The Audit Committee of the Board of Directors is comprised solely of directors who are not officers or employees of the Company. The Committee is responsible for recommending to the Board of Directors the selection of independent certified public accountants. It meets periodically and monitors the financial, accounting and auditing procedures of the Company in addition to reviewing the Company's financial reports. Price Waterhouse LLP and the internal auditors have full and free access to the Audit Committee.



/s/ JACK A. SMITH                        /s/ RICHARD J. LYNCH, JR.
----------------------------             ----------------------------
Jack A. Smith                            Richard J. Lynch, Jr.
Chairman of the Board and                President and
Chief Executive Officer                  Chief Operating Officer

                                                      THE SPORTS AUTHORITY, INC.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


     TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF THE SPORTS AUTHORITY, INC.

       In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of The Sports Authority, Inc. and its subsidiaries at January 26, 1997 and January 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 26, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


     /s/ PRICE WATERHOUSE LLP
    ------------------------------
     Price Waterhouse LLP
     Ft. Lauderdale, Florida
     March 3, 1997

                                                      THE SPORTS AUTHORITY, INC.

CONSOLIDATED STATEMENTS OF INCOME


                                                                 FISCAL YEAR ENDED
                                                  -----------------------------------------------
                                                  JANUARY 26,      JANUARY 28,      JANUARY 22,
(In thousands, except per share data)                1997             1996             1995
                                                  --------------   --------------   -------------
Sales                                              $1,271,296       $1,046,652       $838,539
Licensee fees and rental income                         3,165            2,772          1,978
                                                   ----------       ----------       --------
                                                    1,274,461        1,049,424        840,517
Cost of merchandise sold, includes buying and
 occupancy costs                                      905,923          754,225        608,655
Selling, general and administrative expenses          304,955          245,886        188,875
Pre-opening expense                                    11,408            9,140         10,867
Goodwill amortization                                   1,963            1,963          1,963
                                                   ----------       ----------       --------
 Operating income                                      50,212           38,210         30,157
                                                   ----------       ----------       --------
Interest:
 Interest expense                                       4,580            1,327            609
 Interest income                                       (2,400)            (507)          (291)
                                                   ----------       ----------       --------
  Interest, net                                         2,180              820            318
                                                   ----------       ----------       --------
Income before income taxes                             48,032           37,390         29,839
Income tax expense                                     19,597           15,305         12,980
Minority interest                                      (1,570)            (245)             -
                                                   ----------       ----------       --------
  Net income                                       $   30,005       $   22,330       $ 16,859
                                                   ==========       ==========       ========
Earnings per common share and
 common share equivalents                          $      .94       $      .71       $    .54
                                                   ==========       ==========       ========
Weighted average common shares and
 common share equivalents                              31,831           31,369         31,175
                                                   ==========       ==========       ========


See accompanying Notes to Consolidated Financial Statements

                                                      THE SPORTS AUTHORITY, INC.

CONSOLIDATED BALANCE SHEETS


                                                         JANUARY 26,     JANUARY 28,
(in thousands)                                              1997            1996
                                                         -------------   --------------
ASSETS
Current Assets:
 Cash and cash equivalents                                 $109,645         $11,785
 Merchandise inventories                                    279,577         248,307
 Accounts receivable and other current assets                34,809          30,442
 Property held for resale                                    21,080          21,063
                                                           --------         -------
  Total current assets                                      445,111         311,597
Net property owned                                          211,651         134,706
Other assets and deferred charges                            44,762          24,642
Goodwill-net of accumulated amortization of
 $13,659 and $11,697 respectively                            52,746          54,708
                                                           --------         -------
  Total Assets                                             $754,270        $525,653
                                                           ========         =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Accounts payable-trade                                    $157,156        $136,344
 Accrued payrolls and other liabilities                      89,804          73,770
 Short-term debt                                              5,043               -
 Taxes other than income taxes                                7,407           7,438
 Income taxes                                                 9,704          12,167
                                                           --------         -------
  Total current liabilities                                 269,114         229,719
Long-term debt                                              152,021               -
Other long-term liabilities                                  22,715          18,094
                                                           --------         -------
  Total liabilities                                         443,850         247,813
                                                           --------         -------
Commitments and contingencies                                     -               -
Minority interest                                               103             312
Stockholders' equity:
 Common stock, $.01 par value, 100,000 shares
 authorized, 31,505 issued                                      315             209
 Additional paid-in-capital                                 245,621         241,525
 Deferred compensation and receivables from officers         (2,177)           (553)
 Retained earnings                                           67,033          37,028
 Treasury stock, 39 shares                                     (381)           (381)
 Cumulative translation adjustment                              (94)           (300)
                                                           --------         -------
  Total stockholders' equity                                310,317         277,528
                                                           --------         -------
  Total Liabilities and Stockholders' Equity               $754,270        $525,653
                                                           ========         =======

See accompanying Notes to Consolidated Financial Statements

                                                      THE SPORTS AUTHORITY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



                                                 COMMON STOCK      ADDITIONAL
                                              -------------------   PAID-IN       DEFERRED
(In thousands)                                SHARES    AMOUNT      CAPITAL     COMPENSATION
                                                -------  --------   ----------  -------------
Balance, January 23, 1994                            10  $    10    $ 133,223      $     -
 Net equity transactions with Kmart                                    80,759
 Stock split on November 16, 1994 and
 restatement of par value to $0.01                9,990       90          (90)
 Sale of Common Stock in Initial Public
 Offering on November 23, 1994                   10,200      102      183,383
 Dividend to Kmart                                                   (166,686)
 Common Stock issued under the
 Management Stock Purchase Plan                     278        3        4,300       (1,900)
 Common Stock issued under the Employee
 Stock Purchase Plan                                316        3        5,098
 Common Stock issued under the Director
 Stock Plan                                           4        -           84          (84)
 Treasury shares acquired                           (15)
 Net income for fiscal 1994
Balance, January 22, 1995                        20,783      208      240,071       (1,984)
 Common Stock issued under the Employee
 Stock Purchase Plan                                 72        1        1,274
 Common Stock issued under the Director
 Stock Plan                                          12        -          210         (188)
 Payments received under the Management
 Stock Purchase Plan                                                                 1,035
 Amortization of deferred compensation                                                 486
 Treasury shares acquired                           (11)                  (30)          98
 Cumulative translation adjustment
 Net income for fiscal 1995
Balance, January 28, 1996                        20,856      209      241,525         (553)
 Three-for-two stock split on July 16, 1996      10,480      105         (110)
 Common Stock issued under the
 Management Stock Purchase Plan                      25                   583         (110)
 Common Stock issued under the Employee
 Stock Purchase Plan                                 37                   836
 Common Stock issued under the Director
 Stock Plan                                           8                   178         (149)
 Common Stock issued under the 1996
 Stock Option and Restricted Stock Plan              60        1        1,984       (1,985)
 Amortization of deferred compensation                                                 620
 Section 16(b) insider profit recovery                                    625
 Cumulative translation adjustment
 Net income for fiscal 1996
BALANCE, JANUARY 26, 1997                        31,466  $   315    $ 245,621      $(2,177)
                                                =======  ========   =========      =======


(RESTUB TABLE FROM ABOVE)

                                               RETAINED    TREASURY   TRANSLATION
(In thousands)                                 EARNINGS     STOCK      ADJUSTMENT      TOTAL
                                              ----------- ----------- ------------- ------------
Balance, January 23, 1994                       $ 14,638     $   -        $   -       $ 147,871
 Net equity transactions with Kmart                                                      80,759
 Stock split on November 16, 1994 and
 restatement of par value to $0.01                                                            -
 Sale of Common Stock in Initial Public
 Offering on November 23, 1994                                                          183,485
 Dividend to Kmart                               (16,799)                              (183,485)
 Common Stock issued under the
 Management Stock Purchase Plan                                                           2,403
 Common Stock issued under the Employee
 Stock Purchase Plan                                                                      5,101
 Common Stock issued under the Director
 Stock Plan                                                                                   -
 Treasury shares acquired                                     (217)                        (217)
 Net income for fiscal 1994                       16,859                                 16,859
                                                --------                              ---------
Balance, January 22, 1995                         14,698      (217)           -         252,776
 Common Stock issued under the Employee
 Stock Purchase Plan                                                                      1,275
 Common Stock issued under the Director
 Stock Plan                                                                                  22
 Payments received under the Management
 Stock Purchase Plan                                                                      1,035
 Amortization of deferred compensation                                                      486
 Treasury shares acquired                                     (164)                         (96)
 Cumulative translation adjustment                                         (300)           (300)
 Net income for fiscal 1995                       22,330                                 22,330
                                                --------                              ---------
Balance, January 28, 1996                         37,028      (381)        (300)        277,528
 Three-for-two stock split on July 16, 1996                                                  (5)
 Common Stock issued under the
 Management Stock Purchase Plan                                                             473
 Common Stock issued under the Employee
 Stock Purchase Plan                                                                        836
 Common Stock issued under the Director
 Stock Plan                                                                                  29
 Common Stock issued under the 1996
 Stock Option and Restricted Stock Plan                                                       -
 Amortization of deferred compensation                                                      620
 Section 16(b) insider profit recovery                                                      625
 Cumulative translation adjustment                                          206             206
 Net income for fiscal 1996                       30,005                                 30,005
                                                --------                              ---------
BALANCE, JANUARY 26, 1997                       $ 67,033     $(381)       $ (94)      $ 310,317
                                                ========     =====        =====       =========

See accompanying Notes to Consolidated Financial Statements

                                                      THE SPORTS AUTHORITY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              FISCAL YEAR ENDED
                                                                ----------------------------------------------
                                                                JANUARY 26,     JANUARY 28,      JANUARY 22,
(In thousands)                                                     1997            1996             1995
                                                                -------------   --------------   -------------
CASH PROVIDED BY (USED FOR):
OPERATIONS
 Net income                                                      $  30,005        $ 22,330        $  16,859
 Adjustment to reconcile net income to operating cash flows:
  Depreciation and amortization                                     28,506          20,339           13,956
  Cumulative translation adjustment                                    206            (300)               -
  Minority interest in net loss of Joint Venture                    (1,570)           (245)               -
  Loss on sale or disposal of property and equipment                   272              50                -
  Increase in other assets                                          (7,066)         (2,367)            (405)
  Increase in other long-term liabilities                            4,621           3,933            7,034
 Cash provided by (used for) current assets and liabilities:
  Increase in inventories                                          (31,270)        (30,548)         (60,440)
  (Increase) decrease in property held for resale                      (17)          1,488          (22,551)
  Increase in accounts payable                                      20,812          10,745           38,590
  Other-net                                                          9,202          20,575            1,397
                                                                 ---------        --------        ---------
  Net cash provided by (used for) operations                        53,701          46,000           (5,560)
                                                                 ---------        --------        ---------
INVESTING
 Capital expenditures-owned property                              (102,165)        (55,321)         (51,449)
 Proceeds from sale of property and equipment                          380               -                -
 Other-net                                                         (10,741)        (18,780)          (1,988)
                                                                 ---------        --------        ---------
  Net cash used for investing                                     (112,526)        (74,101)         (53,437)
                                                                 ---------        --------        ---------
FINANCING
 Short-term borrowings                                               5,043               -                -
 Long-term borrowings                                              152,021               -                -
 Net equity transactions with Kmart Corporation                          -               -           80,759
 Dividends paid to Kmart Corporation                                     -               -         (183,485)
 Proceeds from sale of stock                                         1,929           2,310          190,901
 Purchase of treasury stock                                              -             (96)            (217)
 Minority interest in equity in Joint Venture                        1,361             557                -
 Debt issuance costs                                                (3,669)              -                -
 Reduction in capital lease obligations                                  -               -              (64)
                                                                 ---------        --------        ---------
  Net cash provided by financing                                   156,685           2,771           87,894
                                                                 ---------        --------        ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                97,860         (25,330)          28,897
Cash and cash equivalents at beginning of year                      11,785          37,115            8,218
                                                                 ---------        --------        ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                         $ 109,645        $ 11,785        $  37,115
                                                                 =========        ========        =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 Interest paid, net of amount capitalized                        $   1,505        $  1,330        $     606
 Income taxes paid                                                  27,345          15,211            6,299

See accompanying Notes to Consolidated Financial Statements

                                                      THE SPORTS AUTHORITY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: THE COMPANY

      The Sports Authority, Inc. ("The Sports Authority" or "Company") operates retail sporting goods megastores in the United States, Canada and Japan. At January 26, 1997, the Company operated 165 sporting goods megastores, virtually all in excess of 40,000 square feet, and three stores under its new format "The Sports Authority, Ltd." These "Ltd." format stores range from 9,000-30,000 square feet. The Company has an international presence with 159 stores in 27 states across the United States, six in Canada and three stores in Japan.

      The Company was a wholly owned subsidiary of Kmart Corporation ("Kmart") until November 23, 1994, when the Company completed an Initial Public Offering ("Initial Public Offering") of its Common Stock. Subsequent to the offering, Kmart owned approximately 29.1% of the outstanding Common Stock. On October 21, 1994, the Company declared a dividend of $96,000,000 paid in the form of a promissory note to Kmart and on November 17, 1994, the Company declared an additional dividend of $87,485,000 paid in the form of a promissory note to Kmart ("Dividend Notes"). The Company used the net proceeds of the Initial Public Offering to repay the Dividend Notes on November 23, 1994.

      In conjunction with the Initial Public Offering, on November 16, 1994, the Company declared a 1,000-for-1 split of the Company's Common Stock and a change in the par value of the Common Stock to $0.01. Subsequent to the Initial Public Offering, 100,000,000 shares of Common Stock were authorized at $0.01 par and 5,000,000 shares of Preferred stock were authorized at $0.01 par, none of which were issued.

      On October 6, 1995, Kmart sold its remaining 29.1% ownership through a secondary public offering of the Company's Common Stock. The transaction did not affect the Company's stockholders' equity as all proceeds were received by Kmart. As a result of the offering, Kmart no longer owns an interest in the Company.

      In January 1995, the Company entered into a Joint Venture Agreement with JUSCO Co., Ltd. ("JUSCO") a major Japanese retailer, which owns 9.6% of the Company's outstanding Common Stock. In the Joint Venture Agreement, as amended in 1996, the Company and JUSCO agreed to develop and operate The Sports Authority stores in Japan through a jointly owned Japanese corporation, Mega Sports Co., Ltd. ("Mega Sports"), of which 51% is owned by the Company and 49% by JUSCO. The Company effectively retains operating control of Mega Sports.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The Company's significant accounting policies, which conform to generally accepted accounting principles, are described below.

      BASIS OF FINANCIAL STATEMENT PRESENTATION: The Company prepares its financial statements in conformity with generally accepted accounting principles. These principles require management to (1) make estimates and assumptions that affect the reported amounts of assets and liabilities, (2) disclose contingent assets and liabilities at the date of the financial statements and (3) report amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      FISCAL YEAR: The Company's fiscal year ends on the Sunday prior to the last Wednesday in January. The 1996 fiscal year consisted of 52 weeks and ended on January 26, 1997. Fiscal years 1995 and 1994 consisted of 53 weeks and 52 weeks, respectively, and ended on January 28, 1996 and January 22, 1995.

      BASIS OF CONSOLIDATION: The Company includes its wholly owned and majority owned subsidiaries in the consolidated financial statements. All intercompany transactions and amounts have been eliminated in consolidation.

      EARNINGS PER COMMON SHARE AND COMMON SHARE EQUIVALENTS: Earnings per common share and common share equivalents equals net income divided by the number of weighted average common shares outstanding plus common share equivalents. Common share equivalents includes incremental shares relating to stock options granted to employees by the Company. The incremental shares are calculated using the "treasury stock" method. Shares issuable pursuant to the conversion rights granted to holders of the Company's 5.25% Convertible Subordinated Notes (see Note 9) are not considered common share equivalents for purposes of calculating primary earnings per share. For the fiscal years ended January 28, 1996 and January 22, 1995, the earnings per share and weighted average common shares have been adjusted to reflect a three-for-two common stock split distributed on July 16, 1996 to shareholders of record as of July 1, 1996. For the fiscal year ended January 22, 1995 the pro forma earnings per share is computed based on the actual shares outstanding at January 22, 1995 (adjusted for the stock split).

      CASH AND CASH EQUIVALENTS: The Company considers cash on hand in stores, deposits in banks,

                                                      THE SPORTS AUTHORITY, INC.

certificates of deposit, short-term marketable securities with maturities of 90 days or less as cash and cash equivalents for the purposes of the statement of cash flows.

      INVENTORIES:   Merchandise inventories are valued on a first-in, first-out
(FIFO) basis at the lower of cost or market using the retail inventory method.

      PROPERTY OWNED AND DEPRECIATION:   Land, buildings, leasehold improvements
and furniture, fixtures and equipment are recorded at cost, including a provision for capitalized interest. Depreciation is provided over the estimated useful lives of related assets on the straight-line method for financial statement purposes and on accelerated methods for income tax purposes. Most store properties are leased and improvements are amortized over the term of the lease but not more than 10 years. Other annual rates used in computing depreciation for financial statement purposes are 2% for buildings, 14% for store fixtures and 20% for other furniture, fixtures and equipment.

      Expenditures for owned properties, primarily self-developed locations which the Company intends to sell and lease-back within one year of acquisition, are included in property held for resale.

      IMPAIRMENT OF ASSETS:   In 1996, the Company adopted Statement of
Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets. There was no material effect on the financial statements from the adoption. Under provisions of the Statement, impairment losses are recognized when expected future cash flows are less than the assets' carrying value. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of net property owned, property held for resale and intangibles in relation to the operating performance and future undiscounted cash flows of the underlying business. The Company adjusts the net book value of the underlying assets if the sum of expected future cash flows is less than book value.

      GOODWILL:   The excess of Kmart's acquisition cost over the fair value of the net assets of the Company as of March 2, 1990, the date of acquisition of the Company by Kmart, was capitalized and is being amortized over 40 years using the straight-line method. The Company evaluates the recoverability of goodwill and reviews the amortization period on an annual basis. Several factors are used to evaluate goodwill, including but not limited to: management's plans for future operations, recent operating results and projected, undiscounted cash flows. The primary method is projected, undiscounted cash flows.

      FINANCIAL INSTRUMENTS:   Statement of Financial Accounting Standards No.
107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate fair value:

      /bullet/ The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature.

      /bullet/ The fair value of the Company's notes receivable is based on current interest rates and repayment terms of the individual notes.

      /bullet/ Discounted cash flows using current interest rates for debt with similar characteristics and maturity were used to estimate the fair value of short-term and long-term debt (excluding the 5.25% Convertible Subordinated Notes); and,

      /bullet/ Market prices were used to determine the fair value of the 5.25%
               Convertible Subordinated Notes.

      There were no significant differences as of January 26, 1997 and January 28, 1996 in the carrying value and fair value of financial instruments except for the 5.25% Convertible Subordinated Notes which had a carrying value of $149.5 million and a fair value of $131.4 million at January 26, 1997, and the notes receivable which had a carrying value of $12.6 million and a fair value of $11.0 million at January 26, 1997.

      LICENSEE SALES:   Snow ski merchandise in the North American stores is
sold through a license agreement whereby the Company receives a percentage of snow ski sales for rent and services. Snow ski sales in those stores are excluded from total sales. The Company sold snow ski merchandise through license agreements in 146 locations in 1996. Additionally, the Company sells diving merchandise in one location through a similar license agreement.

      PRE-OPENING AND CLOSING COSTS:   Costs associated with the opening of a
new store are expensed in the first month of operation. When the decision to close a retail unit is made, the Company provides for the future net lease obligation, non-recoverable investment in fixed

                                                     THE SPORTS AUTHORITY, INC.

assets and other expenses directly related to discontinuance of operations. As of January 26, 1997, the Company had not closed a retail unit.

      INCOME TAXES:   The Company provides for Federal and State income taxes
currently payable as well as deferred income taxes resulting from temporary differences between the basis of assets and liabilities for tax purposes and for financial statement purposes.

      FOREIGN CURRENCY TRANSLATION:   The financial statements of the Company's
foreign subsidiaries are maintained in their functional currencies and translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52. Assets and liabilities are translated at current exchange rates existing at the balance sheet date and stockholders' equity is translated at historical exchange rates. Revenues and expenses are translated at the average exchange rate for the period. Translation adjustments are accumulated in a separate component of stockholders' equity in accordance with Financial Accounting Standard No. 52. Transaction gains and losses included in the Consolidated Statements of Income are not material.

      RECLASSIFICATION:   Certain amounts in the prior year's financial
statements have been reclassified to conform to the current year's presentation.

NOTE 3: RELATED PARTY TRANSACTIONS

      Kmart provided financing and cash management for the Company, prior to the Initial Public Offering, through a system of intercompany accounts and continued to provide these arrangements, subsequent to the Initial Public Offering, pursuant to a Cash Management Agreement which was terminated on April 26, 1995. In accordance with the Cash Management Agreement, all receipts of the Company were transferred to Kmart and Kmart funded all of the Company's disbursement requirements. Interest was payable by the Company on funds advanced by Kmart, and by Kmart on funds received by it from the Company, at a rate equal to Kmart's weighted average short term borrowing rate for each accounting period plus .25%, compounded monthly. All such interest became payable on termination of the Cash Management Agreement. At January 22, 1995, the Company had included in cash and cash equivalents $28.1 million held by Kmart pursuant to the Cash Management Agreement and had recognized interest income from Kmart amounting to $250,533. In the historical financial statements of the Company for periods prior to the Initial Public Offering, net cash used by or provided to the Company was characterized as an adjustment of Kmart's investment in the Company. Net repayments to Kmart were treated as dividends. Accordingly, no interest expense to or interest income from Kmart is reflected in the financial statements of the Company for any period prior to the Initial Public Offering date except for interest of $552,479 on the Dividend Note of $96 million.

      During periods prior to the Initial Public Offering certain corporate, general and administrative costs (including certain corporate borrowing, legal, tax and employee benefit costs) were charged to the Company based upon utilization and at negotiated rates.

      The Company's financial statements for the fiscal year ended January 22, 1995 include an allocation, which management believes to be reasonable, of corporate, general and administrative costs related specifically to the management of Kmart's specialty retail operations and allocated equally among the entities comprising such operations; such charges totaled $108,000 in 1994.

      The Joint Venture Agreement between the Company and JUSCO required that the Company enter into a License Agreement and a Services Agreement with Mega Sports, and JUSCO enter into a Services Agreement with Mega Sports. JUSCO's Services Agreement with Mega Sports requires JUSCO to provide certain management and other services to Mega Sports in exchange for a fee equal to 1% of Mega Sports' gross sales and reimbursement of reasonable expenses. This Agreement expires on January 31, 2000 and is automatically renewed for successive five year periods unless terminated by either party, and terminates automatically if JUSCO ceases to have an ownership interest in Mega Sports. The Company's financial statements for the 1996 fiscal year include fees paid by Mega Sports to JUSCO totalling $130,000.

NOTE 4: ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

      Accounts receivable and other current assets consists of the following:


                                JANUARY 26,      JANUARY 28,
(in thousands)                     1997             1996
                                --------------   -------------

Accounts receivable, net of
 allowances of $765 and
 $576, respectively                $15,832         $14,444
Prepaid expenses                    12,811          10,713
Deferred income taxes                6,166           5,285
                                   --------        --------
  Total                            $34,809         $30,442
                                   ========        ========

                                                      THE SPORTS AUTHORITY, INC.

NOTE 5: NET PROPERTY OWNED

      Net property owned consists of the following:


                              JANUARY 26,      JANUARY 28,
(in thousands)                   1997             1996
                              --------------   ------------
Property owned:
 Land                           $ 30,087         $  7,797
 Buildings                        48,894           19,304
 Leasehold improvements           70,611           54,775
 Furniture and fixtures          130,023           96,852
 Construction in progress          1,043              838
                                --------         --------
                                 280,658          179,566
Less-accumulated
 depreciation and
 amortization                    (69,007)         (44,860)
                                --------         --------
Net property owned              $211,651         $134,706
                                ========         ========


NOTE 6: OTHER ASSETS AND DEFERRED CHARGES

      Other assets and deferred charges consists of the following:

                                 JANUARY 26,      JANUARY 28,
(in thousands)                      1997             1996
                                 --------------   ------------

Lease acquisition costs, net
 of amortization                    $18,358         $14,937
Notes receivable                     12,606           6,411
Deferred income taxes                 5,169           2,114
Debt issuance costs                   3,438               -
Other                                 5,191           1,180
                                    --------        --------
  Total                             $44,762         $24,642
                                    ========        ========

      Herman's Sporting Goods, Inc. ("Herman's"), a full-line sporting goods retailer, filed a Chapter 11 bankruptcy petition in April 1996. In July 1996, the Company assumed Herman's leases for two locations in New York City at a cost of approximately $3.8 million. The Company opened the two smaller format stores in November 1996 under the name "The Sports Authority, Ltd." The acquisition costs of $3.8 million were deferred and will be amortized on a straight-line basis over the remaining lease lives of the stores.

      Sportstown, Inc. ("Sportstown"), a large format full-line sporting goods retailer, filed a Chapter 11 bankruptcy petition in February 1995. In July 1995, the Company assumed seven of Sportstown's store leases for four locations in Georgia, two locations in South Carolina and one location in North Carolina at a cost of approximately $9.3 million. The Company opened six of the locations in 1995 but did not open the seventh location. As a result, a reserve of approximately $900,000 was created to cover future occupancy expenses of the seventh location. The acquisition cost of $9.3 million and the reserve cost of $900,000 were deferred and will be amortized on a straight-line basis over the remaining lease lives of the six opened locations.

      In June 1996, the Company paid Kmart $5.5 million in principal and accrued interest in exchange for a participation in a privately placed mortgage note. Under the terms of the mortgage note, principal is payable annually and interest semi-annually over the remaining period of 18 years at an interest rate of 8.4%. One of the Company's store leases serves as collateral for the note.

      In July 1995, the Company entered into an agreement with a developer in which the Company financed the development of a store location in exchange for a promissory note which totals $7.2 million (the "Promissory Note"). The Promissory Note is payable in equal monthly installments over a period of 20 years, at an interest rate of 8.2%. The developer retains ownership rights to the store location and the Company pays a monthly rent to the developer. The property is pledged as collateral for the loan. The current balance of the Promissory Note is approximately $7.1 million.

      The debt issuance costs related to the Company's long-term convertible debt (see Note 9) are being amortized over the five year term of the debt using the effective interest method.

NOTE 7: INCOME TAXES

      Income (loss) before income taxes is as follows:

(in thousands)                1996              1995         1994
                            ---------        ---------    ---------
 United States              $ 57,724         $ 41,676     $29,839
 Foreign                      (9,692)          (4,286)          -
                            --------         ---------    --------
  Total                     $ 48,032         $ 37,390     $29,839
                            ========         ========     ========

      The provision for income taxes consists of:

(in thousands)            1996         1995         1994
                         ----------   ----------   ---------
Current:
 Federal                  $19,637      $15,555      $9,061
 State and local            2,750        2,675       2,225
Deferred:
 Federal                       65       (1,250)      1,694
 Foreign                   (2,855)      (1,675)          -
                          -------      -------      -------
  Total income taxes      $19,597      $15,305      $12,980
                          =======      =======      =======

                                                      THE SPORTS AUTHORITY, INC.

     A reconciliation of the federal statutory rate to the Company's effective tax rate follows:

(in thousands)                                    1996                    1995                     1994
                                          ---------------------   ---------------------   -----------------------
Federal statutory rate                     $16,811      35.0%      $13,087      35.0%      $10,444       35.0%
State and local taxes, net of federal
 tax benefit                                 1,788       3.7         1,739       4.6         1,446        4.8
Foreign tax rate differential                  (35)     (0.1)         (341)     (0.9)            -          -
Goodwill                                       687       1.4           687       1.8           687        2.3
Other                                          346       0.8           133       0.4           403        1.4
                                           -------     ------      -------     ------      --------    ------
  Total income taxes                       $19,597      40.8%      $15,305      40.9%      $12,980       43.5%
                                           =======     ======      =======     ======      ========    ======

      Deferred tax assets and liabilities resulted from the following:

                                JANUARY 26,      JANUARY 28,
(in thousands)                     1997             1996
                                --------------   -----------
Deferred tax assets:
Short term:
 Inventory                          $  659           $ 602
 Accruals and other
 liabilities                         5,499           4,672
 Other                                   8              11
                                    ------           -----
  Total short-term                   6,166           5,285
                                    ------           -----
Long term:
 Accruals and other
 liabilities                           548             258
 Property and equipment-
 foreign                               297              32
 Canada net operating loss           4,076           1,660
 Other                                 248             164
                                    ------           -----
  Total long-term                    5,169           2,114
                                    ------           -----
  Total deferred tax assets         11,335           7,399
                                    ------           -----
Deferred tax liabilities:
Short-term:
 Inventory discounts                 2,357           1,888
 Other                                 102            (129)
                                    ------           -----
  Total short-term                   2,459           1,759
                                    ------           -----
Long-term:
 Property and equipment              4,328           4,336
 Other                                (216)              -
                                    ------           -----
  Total long-term                    4,112           4,336
                                    ------           -----
  Total deferred
 tax liabilities                     6,571           6,095
                                    ------           -----
  Net deferred tax assets           $4,764          $1,304
                                    ======           =====

      The Company has net operating losses for its Canadian subsidiary in fiscal years 1995 and 1996 in the amount of $10.3 million which expire in fiscal years 2000 and 2001.

NOTE 8: SHORT-TERM DEBT

      In April 1995, the Company entered into a Revolving Credit Facility with a group of banks for which First Union National Bank of Florida acts as the administrative agent (the "Revolving Credit Facility") to establish a $110 million revolving line of credit to fund working capital requirements. The line of credit is unsecured and contains certain financial covenants relating to the maintenance of a minimum fixed charge coverage ratio, a maximum leverage ratio and a minimum tangible net worth, and restrictive covenants pertaining to limitations on indebtedness, liens, contingent obligations, loans and investments, dividends and distributions, liquidations, mergers, consolidations, disposition of assets or subsidiaries, transactions with affiliates and fundamental corporate changes.

      Borrowings under the Revolving Credit Facility bear interest at the election of the Company at either the Alternate Base Rate or LIBO Rate, both as defined in the Revolving Credit Facility. Subject to the provisions of the Revolving Credit Facility, the Company may, from time to time, borrow, repay and reborrow under such facility. The entire unpaid balance may be prepaid at any time without penalty, and is payable in full on April 26, 1998. The weighted average interest rate on borrowings during the year was 6.6%. There were no borrowings under the Revolving Credit Facility at January 26, 1997.

      In 1996, Mega Sports entered into a series of short-term loans with two Japanese banks at a principal amount of 600 million yen (US $5,043,000). The loans had a weighted average interest rate of .89% at January 26, 1997 and mature on varying dates ranging from November 1997 to January 1998. Interest on the loans is due quarterly and is paid in arrears. The loans are unsecured and contain no performance covenants.

                                                      THE SPORTS AUTHORITY, INC.

NOTE 9: LONG-TERM DEBT

      Long-term debt consists of the following:

                        JANUARY 26,      JANUARY 28,
(in thousands)             1997             1996
                        --------------   ------------
5.25% Convertible
 Subordinated Notes       $149,500            $ -
1.76% Term Loans             2,521              -
                          ---------           ----
  Total                   $152,021            $ -
                          =========           ====

      In September 1996, the Company issued 5.25% Convertible Subordinated Notes ("the Notes") at a principal amount of $149.5 million. The Notes will mature on September 15, 2001, and are convertible at the option of the holder into an aggregate of 4,580,964 shares of the Company's Common Stock at any time on or after the 90th day following the issue date until the maturity date, at a conversion price of $32.635 per share, subject to adjustment in certain events. Interest is payable semi-annually, on March 15 and September 15 of each year. The Notes are redeemable at the option of the Company at any time on or after September 15, 1999 at declining redemption prices beginning with 102.1% of par at September 15, 1999. The Notes are unsecured obligations of the Company subordinated in right of payment to all existing and future Senior Indebtedness, as defined in the Indenture pursuant to which the Notes were issued.

      In 1996, Mega Sports entered into four unsecured term loans with two Japanese banks at a principal amount of 300 million yen (US $2,521,000). The loans bear interest at 1.76% per year and mature in their entirety on October 18, 1999. Interest is due quarterly and is paid in advance. The loans may not be prepaid without consent of the banks. The loans contain no financial performance covenants.

      Interest expense in the accompanying Consolidated Statements of Income is net of capitalized interest of $354,000 in fiscal 1996.

NOTE 10: OTHER LONG-TERM LIABILITIES

      Other long-term liabilities consists of the following:

                                  JANUARY 26,      JANUARY 28,
(in thousands)                       1997             1996
                                  --------------   -----------
Step rent accrual                    $18,603         $13,758
Deferred income taxes                  4,112           4,336
                                     --------        --------
  Total long-term liabilities        $22,715         $18,094
                                     ========        ========

      Other long-term liabilities consist primarily of the step rent accrual related to the Company's store leases. In accordance with Financial Accounting Standard No. 13, rental expense for the Company's store leases is recognized on a straight-line basis even though a majority of the store leases contain escalation clauses. The step rent accrual is expected to increase due to the relative immaturity of the existing stores and the anticipated new store growth in the future.

NOTE 11: COMMITMENTS AND CONTINGENCIES

      Leases with respect to five of the Company's stores serve as collateral for certain mortgage pass-through certificates (the "Certificates") and one lease serves as collateral for a privately placed mortgage note (the "Note") which is also secured by leases of adjacent tenants.

      The Certificates include a provision which would permit the holders of the mortgage pass-through certificates to require the Company or, upon the Company's failure, Kmart to repurchase the underlying mortgage notes in certain events, including the failure by the Company to make payments of rent under the related lease, the failure by Kmart to maintain required debt ratings or the termination of the guarantee by Kmart of the Company's obligations under the related lease. In the event the Company is required to repurchase all of the underlying mortgage notes, the Company would be obligated to either refinance or pay approximately $27 million.

      The Note, of which the principal amount is $3.5 million, may be put back to Kmart in certain events, including a decline in Kmart's debt rating. Under the Lease Guaranty, Indemnity and Reimbursement Agreement (the "Lease
Guaranty Agreement") between the Company and Kmart, the Company must reimburse Kmart for "losses" in connection with the Company's allocable share of Kmart's payments on the put of the Note. The Company has agreed that, if before October 31, 1998 Kmart is able to cause the Note to be separated into multiple notes, one of which is secured solely by, and is the only note secured by, property leased to the Company, the Company will purchase the note applicable to such property for principal plus accrued interest.

      There are various claims, lawsuits and pending actions against the Company incident to its operations. It is the opinion of management that the ultimate resolution

                                                      THE SPORTS AUTHORITY, INC.

of these matters will not have a material effect on the Company's liquidity, financial position or results of operations.

NOTE 12: LEASES

      DESCRIPTION OF LEASING ARRANGEMENTS:   The Company conducts operations
primarily in leased facilities. Store leases are generally for terms of 15 to 25 years with multiple five-year renewal options which allow the Company the option to extend the life of the lease up to 25 years beyond the initial noncancellable term.

      Certain leases provide for additional rental payments based on a percent of sales in excess of a specified base. Also, certain leases provide for the payment by the lessee of executory costs (taxes, maintenance and insurance). Some selling space has been sublet to other retailers in certain of the leased facilities.

      LEASE COMMITMENTS:   Future minimum lease payments at January 26, 1997
were as follows:

(in thousands)                           OPERATING
                                         -----------
Year:
 1997                                     $  76,292
 1998                                        73,891
 1999                                        71,817
 2000                                        70,394
 2001                                        69,359
 Later years                                866,215
                                          ---------
  Total minimum lease payments            1,227,968
Less: minimum sublease rental income         (6,241)
                                          ---------
Net minimum lease payments               $1,221,727
                                          =========

      Rental Expense:   A summary of operating lease rental expense and
short-term rentals follows:

(in thousands)              1996         1995         1994
                           ----------   ----------   ---------
Minimum rentals             $71,129      $56,728     $43,571
Percentage rentals              589          629         622
Less: sublease rentals         (967)      (1,213)     (1,531)
                            -------      -------     -------
  Total                     $70,751      $56,144     $42,662
                            =======      =======     =======

NOTE 13: EMPLOYEE RETIREMENT PLANS

      Employees of the Company who meet certain requirements as to age and service are eligible to participate in an employee savings plan. Prior to the Initial Public Offering, employees participated in the Kmart Employee Savings Plan. Beginning December 1, 1994, employees were able to participate in The Sports Authority 401(k) Savings and Profit Sharing Plan and certain executives were able to participate in The Sports Authority Supplemental 401(k) Savings and Profit Sharing Plan. The Company's expense related to these plans was $1,816,000, $1,520,000 and $686,000 for 1996, 1995 and 1994 respectively. There was no expense related to the profit sharing portion of The Sports Authority plan in 1994.

      In March 1996, the Company adopted an unfunded supplemental executive retirement plan for certain executives of the Company. Pension benefits earned under the plan are primarily based on years of service at the level of Vice President or higher after June 1990 and average compensation, including salary and bonus. Prior service costs are being amortized over the average remaining service lives of the employees. The following summarizes the pension expense and benefit obligations for the plan as of December 31, 1996:

Pension expense
(in thousands)
Service cost on benefits earned during the period     $225
Interest cost on the projected benefit obligation       48
Net amortization and deferral                           42
                                                      -----
Total pension expense                                 $315
                                                      =====

Benefit obligations
(in thousands)
Actuarial present value of benefit obligations:
Vested benefit obligation                           $  (162)
                                                    =======
Accumulated benefit obligation                      $  (396)
                                                    =======
Projected benefit obligation                        $(1,060)
Unrecognized prior service cost                         600
Unrecognized net loss                                   145
Additional minimum liability                            (81)
                                                    -------
Accrued pension liability                           $  (396)
                                                    =======

      The Company assumed a weighted average discount rate of 7.5% and an annual increase in the rate of compensation of 6.0% in determining pension expense and the related benefit obligation.

      The Company has assumed all obligations for senior executives which were previously covered under the Kmart supplemental executive retirement plan. The vested benefit obligation for pension benefits under the Kmart plan is $250,000 as of December 31, 1996. Interest on the obligation accrues at a rate of 7.5%. Prior

                                                      THE SPORTS AUTHORITY, INC.

service costs are being amortized over the average remaining service lives of the employees.

NOTE 14: STOCK PURCHASE, STOCK OPTION AND RESTRICTED STOCK PLANS

      In connection with the Initial Public Offering, the Company adopted the Management Stock Purchase Plan (the "Management Plan") and the Employee
Stock Purchase Plan (the "Employee Plan"). Under the Management Plan, the Company's senior management personnel were required, prior to May 1996, to receive a minimum of 20%, and were permitted to elect to receive up to 100% of their annual incentive bonuses in the form of restricted Common Stock of the Company at a 20% discount from fair value. In addition, certain senior management personnel were given a one-time opportunity to invest up to $1.0 million each to purchase restricted Common Stock at the time of the Initial Public Offering, at a 20% discount from the initial public offering price, net of the underwriting discount. For each restricted share of Common Stock so purchased, the Company granted the employee an option to purchase one additional restricted share of Common Stock at the initial public offering price, less the underwriting discount. Restricted shares of Common Stock purchased or acquired through exercise of options granted under the Management Plan are restricted from sale or transfer for three years from the date of purchase, except in the event of a change in control of the Company, as defined in the plan, and certain other events.

      The Employee Plan allows the Company's employees to purchase the Company's Common Stock at a 15% discount from its fair market value. Shares purchased through the Employee Plan are restricted from sale or transfer for one year from the date of purchase, except in the event of a change in control of the Company, as defined in the plan, and certain other events.

      In connection with the Initial Public Offering, the Company also adopted a Stock Option Plan pursuant to which options to purchase up to 2,274,591 shares of the Company's Common Stock may be granted. The exercise price of options to be granted under this plan may not be less than the fair market value per share of Common Stock at grant date; options become exercisable two and one-half to three years after the grant date and expire over a period of not more than ten years. Exercisability is accelerated on a change in control of the Company, as defined in the plan, and in certain other events.

      In May 1996, the Company adopted the 1996 Stock Option and Restricted Stock Plan (the "1996 Plan"). The number of shares reserved for grants under the plan is 2,250,000, of which 1,950,000 are reserved for grants of options and 300,000 are reserved for the grant of restricted shares. The exercise price of options to be granted under the plan may not be less than the fair market value per share of Common Stock at grant date, except that options granted in lieu of a bonus may be granted at a price not less than 80% of the fair market value. The Compensation Committee of the Board (the
"Committee") has sole discretion to determine the vesting and exercisability provisions of each option granted, except that no option may become exercisable and no option which is not granted in lieu of a bonus may vest until the optionee has completed at least one year of employment after the date of grant. Exercisability is accelerated on a change in control of the Company, as defined in the plan, and in certain other events. The term of each option may not exceed ten years from the date of grant. The Committee has sole discretion to determine the restricted period for each grant of restricted shares, but in no event may the restricted period be less than six months after the date of grant. The restricted period is accelerated on a change in control of the Company, as defined in the plan, and in certain other events.

      The Company recognizes compensation expense for the discount on restricted Common Stock purchased under the Management Plan. Such discounts are recognized as expense on a straight-line basis over the three-year period during which the shares are restricted from sale or transfer. The Company is not required to record compensation expense with respect to shares purchased under the Employee Plan. The company recognizes compensation expense over the restricted period for restricted shares granted under the 1996 Plan. The Company's expense related to the Management Plan and 1996 Plan was $497,000, $338,000 and $48,000 in 1996,
1995 and 1994, respectively.

      In 1996, the Company adopted Statement of Financial Accounting Standards No. 123-Accounting for Stock Based Compensation, to establish a fair value based method of accounting for stock compensation plans for awards granted in fiscal years that begin after December 15, 1994. The Company used the Black-Scholes option pricing model with the following weighted average assumptions in determining the fair value of options granted in 1996 and 1995: expected volatility of 37%, risk-free interest rates of 6.0% and 7.0% for 1996 and 1995, respectively and an expected life of 5 years.

                                                      THE SPORTS AUTHORITY, INC.

     A summary of stock option activity is as follows:

                                                      1996                          1995                         1994
                                           ---------------------------   ---------------------------   -------------------------
                                                            WEIGHTED                      WEIGHTED                    WEIGHTED
                                                            AVERAGE                       AVERAGE                     AVERAGE
                                                            EXERCISE                      EXERCISE                    EXERCISE
                                             SHARES          PRICE         SHARES          PRICE        SHARES         PRICE
                                           -------------   -----------   -------------   -----------   ------------   ----------
Outstanding at beginning of year             1,435,098       12.11         1,051,365       11.91                -           -
 Granted                                       736,400       15.76           550,500       12.51        1,090,728       11.91
 Cancelled                                    (157,362)      13.47          (166,767)      12.11          (39,363)      11.91
                                            ----------                    ----------                    ---------
Outstanding at end of year                   2,014,136       13.34         1,435,098       12.11        1,051,365       11.91
                                            ==========                    ==========                    =========
Exercisable at end of year                       3,853       12.11             3,853       12.11                -       11.91
                                            ==========                    ==========                    =========
Weighted average fair value of options
 granted during year                        $     6.71                    $     5.55                    $    5.45

     A summary of stock options outstanding at January 26, 1997 is as follows:

                                         OPTIONS OUTSTANDING                                   OPTIONS EXERCISABLE
                    --------------------------------------------------------------   ----------------------------------------
                                           WEIGHTED AVERAGE
   RANGE OF          OUTSTANDING AT          REMAINING         WEIGHTED AVERAGE       EXERCISABLE AT       WEIGHTED AVERAGE
EXERCISE PRICES     JANUARY 26, 1997       LIFE (IN YEARS)      EXERCISE PRICE       JANUARY 26, 1997      EXERCISE PRICE
-----------------   -------------------   ------------------   -------------------   -------------------   ------------------
$11.91 - $14.08          1,342,086              2.9                  $12.12                 3,853               $12.11
 15.75 -  20.63            670,250              9.2                   15.75                     -                    -
 24.88 -  27.25              1,800              9.7                   26.85                     -                    -
                        -----------                                                        -------
                         2,014,136              5.0                   13.34                 3,853                12.11
                        ===========                                                        =======
Available for
 Grant                   2,210,455
                        ===========

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for the stock option plans and Employee Plan. Had FASB Statement No. 123 been applied, the compensation cost would have been $1,888,552 and $862,259 for 1996 and 1995, respectively. The following illustrate the Company's Net income and Earnings per share had FASB Statement No. 123 been utilized:

                                                 1996         1995
                                                ----------   --------
 Net income (in thousands)      As reported      $30,005     $22,330
                                Pro forma         28,831      21,730
 Earnings per share             As reported      $  0.94     $  0.71
                                Pro forma           0.92        0.70

                                                      THE SPORTS AUTHORITY, INC.

NOTE 15: QUARTERLY HIGHLIGHTS (UNAUDITED)

                                                                               1996 QUARTER ENDED
                                                           ----------------------------------------------------------
(in thousands, except per share data)                       APRIL          JULY        OCTOBER          JANUARY
                                                           -----------   -----------   -----------   ----------------
Sales                                                      $270,558      $331,596      $292,920          $  376,222
Operating income                                              3,708        15,528         3,156              27,820(a)
Net income                                                    2,053         9,183         1,976              16,793(a)
Earnings per common share and common share equivalents          .06           .29           .06                 .53


                                                                               1995 QUARTER ENDED
                                                           ----------------------------------------------------------
(in thousands, except per share data)                       APRIL          JULY        OCTOBER          JANUARY
                                                           -----------   -----------   -----------   ----------------
Sales                                                      $221,595      $268,348      $234,200          $  322,509
Operating income                                              3,146        12,105         1,143              21,816(b)
Net income                                                    1,677         6,904           631              13,118(b)
Earnings per common share and common share equivalents          .05           .22           .02                 .42

(a) Fourth quarter adjustments in 1996 had the effect of increasing operating income and net income by approximately $6.0 million and $3.5 million, respectively. These adjustments primarily related to worker's compensation and general liability insurance reserves, and vendor rebates.

(b) Fourth quarter adjustments in 1995 had the effect of increasing operating income and net income by approximately $5.1 million and $3.0 million, respectively. These adjustments primarily related to health insurance accruals and the Company's allowance for defective merchandise.