Form 10-K, Exhibit 13
period 1998-01-25
SPORTS AUTHORITY INC /DE/
filed 1998-04-27
CIK 929470

EXHIBIT 13

Selected Consolidated Financial Data                  The Sports Authority, Inc.

The selected consolidated financial data set forth below reflect the historical results of operations, financial condition and operating data of the Company for the periods indicated and should be read in conjunction with the consolidated financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

                                                                                      Fiscal Year Ended (1)
                                                         ---------------------------------------------------------------------------
                                                          January 25,    January 26,     January 28,     January 22,    January 23,
                                                             1998           1997            1996            1995           1994
                                                         ---------------------------------------------------------------------------
Statement of Operations Data:
(in thousands, except per share data)
  Sales                                                  $ 1,464,565     $ 1,271,296     $ 1,046,652     $   838,539    $   606,871
  Gross profit                                               419,537         365,373         292,427         229,884        165,946
  Licensee fees and rental income                              3,345           3,165           2,772           1,978          1,748
  Selling, general and administrative expenses               365,363         304,955         245,886         188,875        137,045
  Pre-opening expense                                         10,570          11,408           9,140          10,867          7,658
  Goodwill amortization                                        1,963           1,963           1,963           1,963          2,070
  Store closing charges                                        4,302            --              --              --             --
                                                         ---------------------------------------------------------------------------
  Operating income                                            40,684          50,212          38,210          30,157         20,921
  Interest, net                                                5,952           2,180             820             318             13
                                                         ---------------------------------------------------------------------------
  Income before income taxes                                  34,732          48,032          37,390          29,839         20,908
  Income tax expense                                          14,730          19,597          15,305          12,980          8,156
  Minority interest                                           (2,191)         (1,570)           (245)           --             --
                                                         ---------------------------------------------------------------------------
  Net income                                             $    22,193     $    30,005     $    22,330     $    16,859    $    12,752
                                                         ===========================================================================
  Earnings per common share (2)                          $       .70     $       .96     $       .72     $       .54    $       .41
                                                         ===========================================================================
  Earnings per common share-assuming dilution (2)        $       .70     $       .94     $       .71     $       .54    $       .41
                                                         ===========================================================================


Percent of Sales Data:
  Gross margin                                                  28.6%           28.8%           27.9%           27.4%          27.3%
  Selling, general and administrative expenses                  24.9            24.0            23.4            22.5           22.6
  Operating income                                               2.8             4.0             3.7             3.6            3.4
  Income before income taxes                                     2.4             3.8             3.6             3.6            3.4

Selected Financial and Operating Data:
  End of period stores                                           199             168             136             107             80
  Comparable store sales increase (decrease)                    (2.2)%           3.3%            1.1%            5.5%           2.6%
  Inventory turnover                                             3.1             3.2             3.2             3.2            3.1
  Weighted average sales per square foot                 $       193     $       203     $       214     $       220    $       224
  Weighted average sales per store (in thousands)              8,334           8,819           9,231           9,446          9,572
  End of period inventory net of accounts
    payable per store (in thousands)                             900             729             823             861            879
  Average sale per transaction                                 46.54           45.99           44.85           43.23          41.55
  Capital expenditures-owned property
    (in thousands)                                           114,271         102,165          55,321          51,449         23,487
  Depreciation and amortization (in thousands)                37,314          28,506          20,339          13,956         10,181

Balance Sheet Data--End of Period:(in thousands)
  Working capital                                        $    99,710     $   175,997     $    81,878     $   109,446    $    37,488
  Total assets                                               812,288         754,270         525,653         463,444        297,765
  Long-term debt                                             157,439         152,021            --              --             --
  Stockholders' equity                                       333,551         310,317         277,528         252,776        147,871


(1) The fiscal year ended January 28, 1996 consisted of 53 weeks. All other fiscal years shown each consisted of 52 weeks.

(2) Earnings per common share and earnings per common share-assuming dilution for the fiscal years ended January 22, 1995 and January 23, 1994 are pro forma and are based on the actual number of common shares outstanding at January 22, 1995 (adjusted for the three-for-two common stock split effected on July 16, 1996).

Management's Discussion and Analysis                  The Sports Authority, Inc.



Results of Operations

The following table sets forth the Company's income statement data as a percent of sales for the periods indicated.

                                                     Fiscal Year Ended
                                          --------------------------------------
                                          January 25,  January 26,   January 28,
                                             1998         1997          1996
                                          --------------------------------------
Sales                                       100.0%        100.0%        100.0%
Cost of merchandise sold,
  includes buying and
  occupancy costs                            71.4          71.2          72.1
                                          --------------------------------------

Gross margin                                 28.6          28.8          27.9
Licensee fees and
  rental income                              (0.2)         (0.2)         (0.3)
Selling, general and
  administrative expenses                    24.9          24.0          23.4
Pre-opening expense                           0.7           0.9           0.9
Goodwill amortization                         0.1           0.1           0.2
Store closing charges                         0.3          --            --
                                          --------------------------------------
Operating income                              2.8           4.0           3.7
Interest, net                                 0.4           0.2           0.1
                                          --------------------------------------
Income before income taxes                    2.4           3.8           3.6
Income taxes                                  1.0           1.5           1.5
Minority interest                            (0.1)         (0.1)         --
                                          --------------------------------------
Net income                                    1.5%          2.4%          2.1%
                                          ======================================


     The following table sets forth the Company's store openings for the periods indicated. No stores were closed during these periods.

                                                     Fiscal Year Ended
                                          --------------------------------------
                                          January 25,  January 26,   January 28,
                                             1998         1997          1996
                                          --------------------------------------
Beginning number of stores                    168           136          107
Openings                                       31            32           29
                                          --------------------------------------
Ending number of stores                       199           168          136
                                          ======================================


Fiscal Years Ended January 25, 1998 (fiscal 1997) and January 26, 1997 (fiscal
1996)

Sales for the fiscal year ended January 25, 1998 were $1,464.6 million, a $193.3 million, or 15.2% increase over sales of $1,271.3 million for the fiscal year ended January 26, 1997. Of the 15.2% increase in sales, 10.2%, or $128.9 million, was attributable to the inclusion of a full year of sales for the 32 stores opened in 1996 which had no comparable store sales in the prior year, and 7.2%, or $91.3 million, was attributable to the 31 stores opened in 1997. These increases were partially offset by a 2.2%, or $26.9 million, decrease in comparable store sales. The comparable store sales decrease in 1997 was primarily the result of declining sales in hardlines, specifically the outdoor categories of fishing and camping, as well as fitness equipment. Athletic wear decreased due to sales of Olympic merchandise in the prior year and footwear was negatively impacted by the declining in-line skate business. In the latter part of 1997, the Company experienced negative sales trends in categories such as footwear and fitness. Since the end of the year, these trends have continued.

     Excluding all or a portion of the 1997 sales from 31 stores considered to be cannibalized by new store openings, comparable store sales decreased 0.7% in 1997, as compared to an increase of 4.0% in the prior year after excluding all or a portion of the 1996 sales from 13 stores considered to be cannibalized. The Company considers an existing store to be cannibalized for a period of one year from the date on which a new store overlaps its primary trade area. In calculating comparable store sales excluding cannibalized stores, sales from a cannibalized store are excluded from the calculation of total comparable sales for such months.

     Licensee fees and rental income in 1997 were $3.3 million, or 0.2% of sales, as compared to $3.2 million, or 0.2% of sales, in the prior year. Sales of snow ski merchandise increased only 5.6% as compared to a 15.2% increase in the Company's sales. This relatively small increase was primarily due to unseasonably warm weather in the Northeast. The snow ski merchandise departments in the Company's North American stores were operated pursuant to a license agreement with a third party under which the Company received a fee of approximately 10% of licensee snow ski merchandise sales in the Company's stores. Snow ski merchandise sales in those stores were not included in the Company's sales. In January 1998, the Company terminated its license agreement, effective August 1, 1998. As a result, the snow ski merchandise department will be operated directly by the Company. Snow ski merchandise sales will be included in the Company's sales.

     Cost of merchandise sold, including buying and occupancy costs, in 1997 was $1,045.0 million, or 71.4% of sales, as compared to $905.9 million, or 71.2% of sales, in the prior year. As a percent of sales, gross margin was 28.6% in 1997 and 28.8% in 1996. The major components of cost of goods sold are primarily merchandise costs (including distribution

Management's Discussion and Analysis
(continued)


costs) and, to a lesser extent, occupancy costs. In 1997, merchandise costs decreased as a percent of sales primarily due to an increase in the purchase markon as the Company is selling a larger proportion of higher margin products such as footwear and apparel. This decrease was partially offset by $2.1 million in start-up and operating expenses for the Company's first regional distribution center near Atlanta, which opened in November 1997, as well as $1.2 million in clearance markdowns in preparation for store closings in 1998 (see discussion below). Occupancy costs, which are fixed in nature, increased as a percent of sales due to lower sales volumes per store in 1997 versus 1996.

     As the new regional distribution center started receiving merchandise from all vendors and distributing merchandise to approximately 90 stores in February 1998, the Company began to experience various productivity and allocation problems, resulting in out-of-stock positions in stores serviced by the facility. The Company has moved aggressively to resolve these problems as they have arisen, and continues to believe that its strategy of moving from direct store distribution to a system of regional distribution centers will result in substantial operating efficiencies and cost savings in the future.

     Selling, general and administrative ("SG&A") expenses in 1997 were $365.4 million, or 24.9% of sales, as compared to $305.0 million, or 24.0% of sales, in the prior year. The 0.9% of sales increase in SG&A expenses was primarily attributable to an increase in advertising expenses, and an increase in corporate G&A expenses as a percent of sales due to lower sales volumes. Depreciation expense also increased as a result of self developing more stores and purchasing computer hardware and software for the corporate office.

     Pre-opening expense in 1997 was $10.6 million, or 0.7% of sales, as compared to $11.4 million, or 0.9% of sales, in the prior year. Pre-opening expense decreased $0.8 million due to the opening of 31 stores in 1997 versus 32 stores in the prior year and to higher pre-opening occupancy expenses in the prior year in three stores as a result of assuming existing lease obligations and higher grand opening advertising expenses. Pre-opening expense consists principally of store payroll expense for associate training and store preparation prior to a store opening, as well as grand-opening advertising expenditures.

     In the fourth quarter of 1997, the Company announced the closing of three stores and two off-site receiving locations and recorded store closing charges of $4.3 million. The store closings were the result of lease expirations in 1998 and additional Company store openings in close proximity to the locations. The two off-site receiving locations were replaced by the Company's new regional distribution center. The off-site receiving locations were closed in the Fourth quarter 1997, and the stores were closed in February 1998.

     Operating income in 1997 was $40.7 million, or 2.8% of sales, as compared to $50.2 million, or 4.0% of sales, in 1996. Operating income before pre-opening expense, goodwill amortization and store closing charges was $57.5 million, or 3.9% of sales, in 1997, as compared to $63.6 million, or 5.0% of sales, in 1996.

     Interest, net in 1997 was $6.0 million, or 0.4% of sales, as compared to $2.2 million, or 0.2% of sales, in 1996. The increase of 0.2% of sales was primarily attributable to interest incurred under the Company's long-term convertible debt, which was issued in September 1996.

     Income tax expense in 1997 was $14.7 million with an effective tax rate of 42.4% as compared to income tax expense of $19.6 million with an effective tax rate of 40.8% in 1996. The increase in the effective tax rate was primarily due to an increase in the valuation allowance of the Company's joint venture in Japan as a result of an increase in net loss in 1997 versus 1996 and, to a lesser extent, by the increasing effect of non-deductible goodwill expense due to the decline of the Company's pre-tax income from 1996 to 1997.

     As a result of the foregoing factors, net income in 1997 was $22.2 million, or 1.5% of sales, as compared to $30.0 million, or 2.4% of sales, in 1996.


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

                                                      The Sports Authority, Inc.

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

     Licensee fees and rental income in 1996 were $3.2 million, or 0.2% of sales, as compared to $2.8 million, or 0.3% of sales, in the prior year. Sales of snow ski merchandise increased only 13.8% as compared to a 21.5% increase in the Company's sales. This relatively small increase was primarily due to strong ski sales in the Northeast at the beginning of the 1995-1996 ski season, which are reflected in fiscal 1995.

     Cost of merchandise sold, including buying and occupancy costs, in 1996 was $905.9 million, or 71.2% of sales, as compared to $754.2 million, or 72.1% of sales, in the prior year. As a percent of sales, gross margin was 28.8% in 1996 and 27.9% in 1995. The major components of cost of goods sold are primarily merchandise costs and, to a lesser extent, occupancy costs. In 1996, merchandise costs decreased as a percent of sales primarily because the Company is selling a larger proportion of higher margin products such as footwear and apparel. Occupancy costs increased slightly as a percent of sales due to lower initial sales volumes for non-comparable stores opened in the second half of 1995.

     SG&A expenses in 1996 were $305.0 million, or 24.0% of sales, as compared to $245.9 million, or 23.4% of sales, in the prior year. The 0.6% of sales increase in SG&A expenses was primarily attributable to an increase in store payroll expenses due to lower initial sales volumes for non-comparable stores opened in the second half of 1995. Depreciation expense also increased as a result of the installation of the new ladder style apparel fixtures in the stores in the second half of 1995. These increases were partially offset by a decrease in advertising due to leveraging of advertising expenses as the Company continues to backfill in existing multiple store markets.

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

     Interest, net in 1996 was $2.2 million, or 0.2% of sales, as compared to $0.8 million, or 0.1% of sales, in 1995. The increase of 0.1% of sales was primarily attributable to interest incurred under the Company's long-term convertible debt issuance and, to a lesser extent, from higher average borrowings under the Revolving Credit Facility. The interest expense is partially offset by interest income from short-term investments, a note receivable from a developer, and a participation in a privately placed mortgage note secured by a store lease.

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


Liquidity and Capital Resources

The Company's principal capital requirements are to fund working capital needs and to open new stores in connection with its expansion strategy. For 1997 these capital requirements have generally been satisfied by cash and cash equivalents at the beginning of the year, and by short-term borrowings.

Management's Discussion and Analysis
(continued)


  Cash flows generated by operating, investing and financing activities as reported in the Consolidated Statements of Cash Flows for 1997, 1996 and 1995 are summarized below. The net decrease in cash and cash equivalents for 1997 was $89.3 million as compared to an increase of $97.9 million in 1996 and a decrease of $25.3 million in 1995.

     Net cash used for operations was $0.6 million in 1997, as compared to net cash provided by operations of $53.7 million in 1996 and $46.0 million in 1995. Inventory net of accounts payable increased $56.7 million due to the addition of 31 stores in 1997 (versus an increase of $10.5 million due to the addition of 32 stores in 1996). Accounts payable decreased $8.6 million in 1997 despite the store growth as the Company reduced purchases in reaction to lower than anticipated sales volume in the fourth quarter. Other assets increased due to long-term store lease deposits expended by the Company's joint venture in Japan and an increase in deferred income taxes. These uses of cash were offset by income before depreciation and amortization of $59.5 million. Depreciation and amortization expense resulted primarily from leasehold improvements, store fixtures and goodwill. Depreciation expense is expected to continue to increase in the future due to continued expansion and new store openings such as those discussed below. Other long-term liabilities increased due to increased step rent accruals as a result of the relative immaturity of the existing stores and the increased store base. The store closing reserve added $4.3 million to net cash provided by operations.

     Net cash used for investing was $112.8 million, $112.5 million and $74.1 million in 1997, 1996 and 1995, respectively. Capital expenditures in 1997 included $81.5 million of expenditures associated with opening stores of which $73.6 million was used for the development of the 31 stores opened in 1997, and $7.9 million was used for stores to be opened subsequent to 1997. The remaining $32.8 million includes $13.2 million for capital expenditures related to the Company's regional distribution center, $9.1 million for computer software and hardware enhancements in the corporate office and existing stores, $8.6 million to refurbish certain existing stores and $1.9 million for corporate office improvements.

     Net cash provided by financing of $24.1 million in 1997 was comprised principally of short-term borrowings by Mega Sports Co., Ltd., the Company's joint venture in Japan, and the Company's borrowings under its Revolving Credit Facility. Net cash provided by financing of $156.7 million in 1996 was comprised principally of issuance of the Company's $149.5 million long-term convertible debt issuance in September 1996. Net cash provided by financing of $2.8 million in 1995 was comprised principally of proceeds from the sale of stock to employees through the Management Stock Purchase Plan and the Employee Stock Purchase Plan.

     The Company's working capital at January 25, 1998 was $99.7 million compared with $176.0 million at January 26, 1997, a decrease of $76.3 million. This decrease was primarily due to a decrease in cash of $89.3 million as the residual cash from the convertible debt issuance was used in 1997.

     Pursuant to the Company's expansion program, the Company opened 31 stores in 1997, resulting in a year-end total of 199 stores. The Company currently plans to open approximately 30 stores in 1998. Due to the additional store growth, refurbishments of existing stores and the planned opening of an additional regional distribution center in 1999, the Company expects that its capital expenditures will be approximately $95 million in 1998. The Company expects to finance substantially all of its new stores with operating leases, assuming availability and appropriate terms. To the extent stores are not financed with operating leases, capital expenditures will be higher by approximately $4 million to $8 million per location.

     The Company believes that anticipated cash flows from operations, borrowings under the Revolving Credit Facility and by Mega Sports, and operating leases from developers will be sufficient to satisfy its currently anticipated working capital and capital expenditure requirements through the next 12 months. In December 1997, the Revolving Credit Facility was amended by increasing the line of credit from $110 million to $160 million. The Company continues to evaluate various sources of financing for its expansion, and may seek to raise additional funds through debt or equity-related offerings, or through an additional commercial bank debt arrangement.

                                                      The Sports Authority, Inc.


Year 2000

The Company has conducted a review to identify which computer and other business systems will be affected by the "Year 2000" problem and has developed a project plan and schedule designed to solve this issue. The Company is currently planning to implement substantially all of its Year 2000 conversion project by the second quarter of 1999, and is using both internal staff and outside consultants for this effort. Based upon information currently known about its computer and other business systems, the Company estimates it will expense approximately $3 million over the next two years in this effort. The Company believes the cost associated with becoming Year 2000 compliant will not materially affect its future operating results or financial condition.


Seasonality and Inflation

The Company's business is highly seasonal, with its highest sales occurring in the fourth quarter, which includes the holiday selling season. In fiscal 1997, 28.7% of the Company's sales occurred in the fourth quarter compared to 29.6% in 1996. The Company's expansion program generally is weighted toward store openings in the second half of the fiscal year. In the future, changes in the number and timing of store openings and consumer buying habits, particularly in the holiday selling season, may change seasonality trends.

                                              1997 Quarter Ended
                                ------------------------------------------------
(in millions)                    April        July        October      January
                                ------------------------------------------------
Sales                           $319.8       $383.3       $340.9       $420.6
% of full year                    21.8%        26.2%        23.3%        28.7%
Operating income                $  4.9       $ 16.9       $ 4.0$         14.9(a)
% of full year                    12.1%        41.5%         9.9%        36.5%

                                              1996 Quarter Ended
                                ------------------------------------------------
(in millions)                    April        July        October      January
                                ------------------------------------------------
Sales                           $270.6       $331.6       $292.9       $376.2
% of full year                    21.3%        26.1%        23.0%        29.6%
Operating income                $  3.7       $ 15.5       $  3.2       $ 27.8(b)
% of full year                     7.4%        30.9%         6.3%        55.4%

(a) Fourth quarter adjustments in 1997 had the effect of increasing operating income and net income by approximately $5.2 million and $3.0 million, respectively. These adjustments primarily resulted from a reduction in the Company's bonus accrual, and vendor rebates.

(b) Fourth quarter adjustments in 1996 had the effect of increasing operating income and net income by approximately $6.0 million and $3.5 million, respectively. These adjustments primarily related to worker's compensation and general liability insurance reserves, and vendor rebates.

     Management does not believe inflation had a material effect on the financial statements for the periods presented.


Forward Looking Statements

Certain statements under the heading "Management's Discussion and Analysis" and elsewhere in this Annual Report constitute "forward looking statements" made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. As such, they involve risks and uncertainties that could cause actual results to differ materially from those set forth in such forward looking statements. The Company's forward looking statements are based on assumptions about, or include statements concerning, many important factors, including without limitation changes in discretionary consumer spending and consumer preferences, particularly as they relate to sporting goods, athletic footwear and apparel; seasonal patterns in consumer spending; the Company's ability to effectively implement its strategies, including its merchandising, distribution and store expansion strategies; competitive trends and consolidation within the sporting goods retailing industry; the effect of economic changes in other countries in which the Company does business; and other factors described in the Company's Form 10-K for 1997. While the Company believes that its assumptions are reasonable, it cautions that it is impossible to predict the impact of certain factors which could cause actual results to differ materially from expected results.

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

Report of Independent Certified Public Accountants    The Sports Authority, Inc.

To the Stockholders and Board of Directors of The Sports Authority, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of The Sports Authority, Inc. and its subsidiaries at January 25, 1998 and January 26, 1997, and the results of their operations and their cash flows for each of the three years in the period ended January 25, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

Price Waterhouse LLP
Ft. Lauderdale, Florida
March 5, 1998

Consolidated Statements of Income                     The Sports Authority, Inc.
(In thousands, except per share data)



                                                                                               Fiscal Year Ended
                                                                                 ---------------------------------------------
                                                                                 January 25,      January 26,      January 28,
                                                                                    1998             1997             1996
                                                                                 ---------------------------------------------
Sales                                                                            $1,464,565       $1,271,296       $1,046,652
Licensee fees and rental income                                                       3,345            3,165            2,772
                                                                                 ---------------------------------------------
                                                                                  1,467,910        1,274,461        1,049,424
Cost of merchandise sold, includes buying and occupancy costs                     1,045,028          905,923          754,225
Selling, general and administrative expenses                                        365,363          304,955          245,886
Pre-opening expense                                                                  10,570           11,408            9,140
Goodwill amortization                                                                 1,963            1,963            1,963
Store closing charges                                                                 4,302               --               --
                                                                                 ---------------------------------------------
    Operating income                                                                 40,684           50,212           38,210
Interest:
  Interest expense                                                                    8,544            4,580            1,327
  Interest income                                                                    (2,592)          (2,400)            (507)
                                                                                 ---------------------------------------------
    Interest, net                                                                     5,952            2,180              820
                                                                                 ---------------------------------------------
Income before income taxes                                                           34,732           48,032           37,390
Income tax expense                                                                   14,730           19,597           15,305
Minority interest                                                                    (2,191)          (1,570)            (245)
                                                                                 ---------------------------------------------
    Net income                                                                     $ 22,193         $ 30,005         $ 22,330
                                                                                 =============================================
Earnings per common share                                                          $    .70         $    .96         $    .72
                                                                                 =============================================
Earnings per common share-assuming dilution                                        $    .70         $    .94         $    .71
                                                                                 =============================================


See accompanying Notes to Consolidated Financial Statements

Consolidated Balance Sheets                           The Sports Authority, Inc.
(In thousands)



                                                                                                  January 25,      January 26,
                                                                                                     1998             1997
                                                                                                  ----------------------------

Assets
Current Assets:
  Cash and cash equivalents                                                                        $ 20,359         $109,645
  Merchandise inventories                                                                           327,662          279,577
  Accounts receivable and other current assets                                                       44,405           34,809
  Property held for resale                                                                               --           21,080
                                                                                                  ----------------------------
    Total current assets                                                                            392,426          445,111
Net property owned                                                                                  313,050          211,651
Other assets and deferred charges                                                                    56,029           44,762
Goodwill-net of accumulated amortization of $15,622 and $13,659, respectively                        50,783           52,746
                                                                                                  ----------------------------
    Total Assets                                                                                   $812,288         $754,270
                                                                                                  ============================

Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable-trade                                                                           $148,512         $157,156
  Accrued payrolls and other liabilities                                                            106,805           89,804
  Short-term debt                                                                                    21,468            5,043
  Taxes other than income taxes                                                                      10,548            7,407
  Income taxes                                                                                        5,383            9,704
                                                                                                  ----------------------------
    Total current liabilities                                                                       292,716          269,114
Long-term debt                                                                                      157,439          152,021
Other long-term liabilities                                                                          30,671           22,715
                                                                                                  ----------------------------
    Total liabilities                                                                               480,826          443,850
                                                                                                  ----------------------------
Commitments and contingencies                                                                             --                --
Minority interest                                                                                    (2,089)             103
Stockholders' equity:
  Common stock, $.01 par value, 100,000 shares authorized, 31,588 issued                                316              315
  Additional paid-in-capital                                                                        247,140          245,621
  Deferred compensation and receivables from officers                                                (1,589)          (2,177)
  Retained earnings                                                                                  89,226           67,033
  Treasury stock, 49 shares                                                                            (494)            (381)
  Cumulative translation adjustment                                                                  (1,048)             (94)
                                                                                                  ----------------------------
    Total stockholders' equity                                                                      333,551          310,317
                                                                                                  ----------------------------
    Total Liabilities and Stockholders' Equity                                                     $812,288         $754,270
                                                                                                  ============================


See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity                                                The Sports Authority, Inc.
(In thousands)


                                            Common Stock    Additional
                                          ----------------   Paid-in     Deferred    Retained   Treasury  Translation
                                           Shares  Amount    Capital   Compensation  Earnings     Stock    Adjustment     Total
                                          ---------------------------------------------------------------------------------------

Balance, January 22, 1995                  20,783   $208    $240,071     $(1,984)     $14,698     $(217)       $ --     $252,776
  Common Stock issued under the
  Employee Stock Purchase Plan                 72      1       1,274                                                       1,275
  Common Stock issued under
  the Director Stock Plan                      12     --         210        (188)                                             22
  Payments received under the
  Management Stock Purchase Plan                                           1,035                                           1,035
  Amortization of deferred
    compensation                                                             486                                             486
  Treasury shares acquired                    (11)               (30)         98                   (164)                     (96)
  Cumulative translation adjustment                                                                            (300)        (300)
  Net income for fiscal 1995                                                           22,330                             22,330
                                          ---------------------------------------------------------------------------------------
Balance, January 28, 1996                  20,856    209     241,525        (553)      37,028      (381)       (300)     277,528
  Three-for-two common stock
    split on July 16, 1996                 10,480    105        (110)                                                         (5)
  Common Stock issued under the
    Employee Stock Purchase Plan               37                836                                                         836
  Common Stock issued under the
    Management Stock Purchase Plan             25                583        (110)                                            473
  Common Stock issued under
    the Director Stock Plan                     8                178        (149)                                             29
  Common Stock issued under the
    1996 Stock Option and
    Restricted Stock Plan                      60      1       1,984      (1,985)                                             --
  Amortization of deferred
    compensation                                                             620                                             620
  Section 16(b) insider profit recovery                          625                                                         625
  Cumulative translation adjustment                                                                             206          206
  Net income for fiscal 1996                                                           30,005                             30,005
                                          ---------------------------------------------------------------------------------------
Balance, January 26, 1997                  31,466    315     245,621      (2,177)      67,033      (381)        (94)     310,317
  Common Stock issued under the
    Employee Stock Purchase Plan               60      1         898                                                         899
  Common Stock issued under the
    Director Stock Plan                         8                156        (124)                                             32
  Common Stock retired under the
    Management Stock Purchase Plan           (105)    (1)       (999)                                                     (1,000)
  Common Stock retired under the
    Director Stock Plan                        (7)              (144)        144                                              --
  Amortization of deferred
    compensation                                                             672                                             672
  Options issued under the
    Director Stock Plan                                          125        (125)                                             --
  Stock Options exercised                     127      1       1,504                                                       1,505
  Treasury shares acquired                    (10)               (21)         21                   (113)                    (113)
  Cumulative translation adjustment                                                                            (954)        (954)
  Net income for fiscal 1997                                                           22,193                             22,193
                                          ---------------------------------------------------------------------------------------
Balance, January 25, 1998                  31,539   $316    $247,140     $(1,589)     $89,226     $(494)    $(1,048)    $333,551
                                          =======================================================================================


See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows                 The Sports Authority, Inc.
(In thousands)



                                                                                                   Fiscal Year Ended
                                                                                   -------------------------------------------------
                                                                                   January 25,        January 26,        January 28,
                                                                                      1998               1997               1996
                                                                                   -------------------------------------------------
Cash Provided by (Used for):
Operations
  Net income                                                                        $  22,193          $  30,005          $  22,330
  Adjustment to reconcile net income to operating cash flows:
    Depreciation and amortization                                                      37,314             28,506             20,339
    Cumulative translation adjustment                                                    (954)               206               (300)
    Minority interest in net loss of Joint Venture                                     (2,191)            (1,570)              (245)
    Loss on sale or disposal of property and equipment                                    225                272                 50
    Store closing charges                                                               4,302               --                 --
    Increase in other assets                                                          (13,697)            (7,066)            (2,367)
    Increase in other long-term liabilities                                             5,094              4,621              3,933
  Cash provided by (used for) current assets and liabilities:
    Increase in inventories                                                           (48,085)           (31,270)           (30,548)
    (Increase) decrease in property held for resale                                      --                  (17)             1,488
    Increase (decrease) in accounts payable                                            (8,644)            20,812             10,745
    Other-net                                                                           3,817              9,202             20,575
                                                                                   -------------------------------------------------
    Net cash provided by (used for) operations                                           (626)            53,701             46,000
                                                                                   -------------------------------------------------

Investing
  Capital expenditures-owned property                                                (114,271)          (102,165)           (55,321)
  Proceeds from sale of property and equipment                                          1,349                380               --
  Other-net                                                                               172            (10,741)           (18,780)
                                                                                   -------------------------------------------------
    Net cash used for investing                                                      (112,750)          (112,526)           (74,101)
                                                                                   -------------------------------------------------

Financing
  Short-term borrowings                                                                16,425              5,043               --
  Long-term borrowings                                                                  5,418            152,021               --
  Proceeds from sale of stock                                                           2,403              1,929              2,310
  Purchase of treasury stock                                                             (113)              --                  (96)
  Minority interest in equity in Joint Venture                                           --                1,361                557
  Debt issuance costs                                                                     (43)            (3,669)              --
                                                                                   -------------------------------------------------
    Net cash provided by financing                                                     24,090            156,685              2,771
                                                                                   -------------------------------------------------

Net Increase (Decrease) in Cash and Cash Equivalents                                  (89,286)            97,860            (25,330)
Cash and cash equivalents at beginning of year                                        109,645             11,785             37,115
                                                                                   -------------------------------------------------
Cash and cash equivalents at end of year                                            $  20,359          $ 109,645          $  11,785
                                                                                   =================================================

Supplemental disclosures of cash flow information
  Interest paid, net of amount capitalized                                          $   7,666          $   1,505          $   1,330
  Income taxes paid                                                                    28,136             27,345             15,211

Supplemental schedule of noncash investing activities
The Company transferred property held for resale of $21,080 to net property owned in April 1997.

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements



Note 1: The Company

The Sports Authority, Inc. ("The Sports Authority" or "Company") operates retail sporting goods megastores in the United States, Canada and Japan. At January 25, 1998, the Company operated 196 sporting goods megastores, virtually all in excess of 40,000 square feet, and three stores under the format "The Sports Authority, Ltd.". These "Ltd." format stores range from 9,000 - 30,000 square feet. The Company has an international presence with 186 stores in 30 states across the United States, six in Canada and seven in Japan.

     The Company was a wholly owned subsidiary of Kmart Corporation ("Kmart") until November 23, 1994, when the Company completed an Initial Public Offering ("Initial Public Offering") of its Common Stock. Subsequent to the offering, Kmart owned approximately 29.1% of the outstanding Common Stock. On October 6, 1995, Kmart sold its remaining ownership through a secondary public offering of the Company's Common Stock. The transaction did not affect the Company's stockholders' equity as all proceeds were received by Kmart. As a result of the offering, Kmart no longer owns an interest in the Company.

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

Fiscal Year: The Company's fiscal year ends on the Sunday prior to the last Wednesday in January. The 1997 fiscal year consisted of 52 weeks and ended on January 25, 1998. Fiscal years 1996 and 1995 consisted of 52 weeks and 53 weeks, respectively, and ended on January 26, 1997 and January 28, 1996.

Basis of Consolidation: The Company includes its wholly owned and majority owned subsidiaries in the consolidated financial statements. All intercompany transactions and amounts have been eliminated in consolidation.

Earnings Per Share: In 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (EPS). This statement supersedes Accounting Principles Board Opinion No. 15 and replaces primary and fully diluted EPS with a dual presentation of basic and diluted EPS. Basic EPS equals net income divided by the number of weighted average common shares. Diluted EPS includes potentially dilutive securities such as stock options and convertible securities.

     A reconciliation of the numerators and denominators of the basic and diluted EPS computations is illustrated below:

(in thousands, except per share data)            1997         1996         1995
                                               ---------------------------------
Basic EPS Computation
Net income                                     $22,193      $30,005      $22,330
                                               ---------------------------------
Weighted average common shares                  31,513       31,392       31,229
                                               ---------------------------------
Earnings per common share                      $  0.70      $  0.96      $  0.72
                                               =================================

                                                  1997         1996         1995
                                               ---------------------------------
Diluted EPS Computation
Net income                                     $22,193      $30,005      $22,330
                                               ---------------------------------
Weighted average common shares                  31,513       31,392       31,229
Effect of stock options                            303          439          140
                                               ---------------------------------
    Total shares                                31,816       31,831       31,369
                                               ---------------------------------
Earnings per common
  share-assuming dilution                      $  0.70      $  0.94      $  0.71
                                               =================================

                                                      The Sports Authority, Inc.


     4,580,964 shares issuable pursuant to the conversion rights granted to holders of the Company's 5.25% Convertible Subordinated Notes (see Note 10) are not included in the computation above because the issuance of the shares would be antidilutive. For the fiscal year ended January 28, 1996, the earnings per share and weighted average common shares have been adjusted to reflect a three-for-two common stock split distributed on July 16, 1996 to shareholders of record as of July 1, 1996.

Cash and Cash Equivalents: The Company considers cash on hand in stores, deposits in banks, certificates of deposit, short-term marketable securities with maturities of 90 days or less as cash and cash equivalents for the purposes of the statement of cash flows.

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

Financial Instruments: Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate fair value:

o The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature.

o The fair value of the Company's notes receivable is based on current interest rates and repayment terms of the individual notes.

o Discounted cash flows using current interest rates for debt with similar characteristics and maturity were used to estimate the fair value of short-term and long-term debt (excluding the 5.25% Convertible Subordinated
     Note); and,

o Market prices were used to determine the fair value of the 5.25% Convertible Subordinated Note.

Notes to Consolidated Financial Statements
(continued)


     There were no significant differences as of January 25, 1998 and January 26, 1997 in the carrying value and fair value of financial instruments except for the 5.25% Convertible Subordinated Note which had a carrying value of $149.5 million and a fair value of $127.6 million at January 25, 1998, and the notes receivable which had a carrying value of $12.4 million and a fair value of $10.9 million at January 25, 1998.

Licensee Sales: Snow ski merchandise in the North American stores is sold through a license agreement whereby the Company receives a percentage of snow ski sales for rent and services. Snow ski sales in those stores are excluded from total sales. The Company sold snow ski merchandise through license agreements in 165 locations in 1997. Additionally, the Company sells diving merchandise in one location through a similar license agreement. Effective August 1, 1998, the ski department will be operated directly by the Company. All ski merchandise will be owned by the Company. Snow ski merchandise sales will be included in the Company's sales.

Pre-Opening and Closing Costs: Costs associated with the opening of a new store are expensed in the first month of operation. When the decision to close a retail unit is made, the Company provides for the future net lease obligation, non-recoverable investment in fixed assets and other expenses directly related to store closings. In January 1998, the Company announced the closing of three stores and two off-site receiving locations. See Note 4 for further discussion of store closings.

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


Note 3: Related Party Transactions

Kmart provided financing and cash management for the Company, prior to the Initial Public Offering, through a system of intercompany accounts and continued to provide these arrangements, subsequent to the Initial Public Offering, pursuant to a Cash Management Agreement which was terminated on April 26, 1995. In accordance with the Cash Management Agreement, all receipts of the Company were transferred to Kmart and Kmart funded all of the Company's disbursement requirements. Interest was payable by the Company on funds advanced by Kmart, and by Kmart on funds received by it from the Company, at a rate equal to Kmart's weighted average short term borrowing rate for each accounting period plus .25%, compounded monthly. All such interest became payable on termination of the Cash Management Agreement. At January 22, 1995, the Company had included in cash and cash equivalents $28.1 million held by Kmart pursuant to the Cash Management Agreement.

     Pursuant to the Joint Venture Agreement between the Company and JUSCO, the Company entered into a License Agreement and a Services Agreement with Mega Sports, and JUSCO entered into a Services Agreement with Mega Sports. JUSCO's Services Agreement with Mega Sports requires JUSCO to provide certain management and other services to Mega Sports in exchange for a fee equal to 1% of Mega Sports' gross sales and reimbursement of reasonable expenses. This Agreement expires on January 31, 2000 and is automatically renewed for successive five year periods unless terminated by either party, and terminates automatically if JUSCO ceases to have an ownership interest in Mega Sports. The Company's financial statements for the 1997 and 1996 fiscal years include fees paid by Mega Sports to JUSCO totaling $487,000 and $130,000, respectively.

                                                      The Sports Authority, Inc.


Note 4: Store Closing Charges

In the fourth quarter of 1997, the company announced the closing of three stores and two off-site receiving locations and recorded store closing charges of $4.3 million. The store closings were the result of lease expirations in 1998 and additional Company store openings in close proximity to the locations. The two off-site receiving locations were replaced by the Company's new regional distribution center. The off-site receiving locations were closed in the fourth quarter 1997, and the stores were closed in February 1998. The $4.3 million store closing charges include $2.1 million for lease obligations and related costs, net of estimated future sublease revenue, $1.8 million for estimated disposal of fixed assets, and $350,000 for estimated other costs. In 1997, the Company paid approximately $50,000 against the liability for lease obligations and related costs.


Note 5: Accounts Receivable and Other Current Assets

Accounts receivable and other current assets consists of the following:

                                    January 25,   January 26,
(in thousands)                         1998          1997
                                 ----------------------------
Accounts receivable, net of
  allowances of $1,481 and
  $765, respectively                $ 22,608       $15,832
Prepaid expenses                      12,662        12,811
Deferred income taxes                  9,135         6,166
                                 ----------------------------
    Total                           $ 44,405       $34,809
                                 ============================


Note 6: Net Property Owned

Net property owned consists of the following:

                                    January 25,   January 26,
(in thousands)                         1998          1997
                                 ----------------------------
Property owned:
  Land                              $ 62,087      $ 30,087
  Buildings                           84,686        48,894
  Leasehold improvements              85,689        70,611
  Furniture and fixtures             179,605       130,023
  Construction in progress             1,503         1,043
                                 ----------------------------
                                     413,570       280,658
Less-accumulated depreciation
  and amortization                  (100,520)      (69,007)
                                 ----------------------------
Net property owned                 $ 313,050      $211,651
                                 ============================


Note 7: Other Assets and Deferred Charges

Other assets and deferred charges consists of the following:

                                    January 25,   January 26,
(in thousands)                         1998          1997
                                 ----------------------------
Lease acquisition costs,
  net of amortization                $16,730       $18,358
Deferred income taxes                 13,380         5,169
Notes receivable                      12,434        12,606
Leasehold deposits                     8,938         3,605
Debt issuance costs                    2,808         3,438
Other                                  1,739         1,586
                                 ----------------------------
    Total                            $56,029       $44,762
                                 ============================

     Lease acquisition costs consists primarily of the acquisition of nine leases of two former sporting goods retailers, Herman's Sporting Goods, Inc. and Sportstown, Inc. The leases were acquired shortly after the retailers filed for bankruptcy. The cost of the leases were deferred and are being amortized on a straight-line basis over the remaining lease lives of the stores.

     In June 1996, the Company paid Kmart $5.5 million in principal and accrued interest in exchange for a participation in a privately placed mortgage note. Under the terms of the mortgage note, principal is payable annually and interest semi-annually over the remaining period of 18 years at an interest rate of 8.4%. One of the Company's store leases serves as collateral for the note. The current balance of the mortgage note is approximately $5.4 million.

     In July 1995, the Company entered into an agreement with a developer in which the Company financed the development of a store location in exchange for a promissory note which totals $7.2 million (the "Promissory Note"). The Promissory Note is payable in equal monthly installments over a period of 20 years, at an interest rate of 8.2%. The developer retains ownership rights to the store location and the Company pays a monthly rent to the developer. The property is pledged as collateral for the loan. The current balance of the Promissory Note is approximately $7.0 million.

     The debt issuance costs related to the Company's long-term convertible debt (see Note 10) are being amortized over the five year term of the debt using the effective interest method.

Notes to Consolidated Financial Statements
(continued)


Note 8: Income Taxes

Income before income taxes is as follows:

(in thousands)                  1997       1996       1995
                             --------------------------------
  United States               $43,149    $57,724     $41,676
  Foreign                      (8,417)    (9,692)     (4,286)
                             --------------------------------
    Total                     $34,732    $48,032     $37,390
                             ================================


  The provision for income taxes consists of:

(in thousands)                  1997       1996        1995
                             --------------------------------
Current:
  Federal                     $19,471    $19,637     $15,555
  State and local               3,300      2,750       2,675
Deferred:
  Federal                      (4,917)        65      (1,250)
  State                        (1,388)        --          --
  Foreign                      (1,736)    (2,855)     (1,675)
                             --------------------------------
    Total income taxes        $14,730    $19,597     $15,305
                             ================================


--------------------------------------------------------------------------------

    A reconciliation of the federal statutory rate to the Company's effective tax rate follows:

(in thousands)                                                   1997                    1996                      1995
                                                          ------------------------------------------------------------------
Federal statutory rate                                    $12,156      35.0%      $16,811      35.0%      $13,087      35.0%
State and local taxes, net of federal tax benefit           1,243       3.6         1,788       3.7         1,739       4.6
Foreign tax rate differential                                 412       1.2           (35)     (0.1)         (341)     (0.9)
Goodwill                                                      687       2.0           687       1.4           687       1.8
Other                                                         232       0.6           346       0.8           133       0.4
                                                          ------------------------------------------------------------------
  Total income taxes                                      $14,730      42.4%      $19,597      40.8%      $15,305      40.9%
                                                          ------------------------------------------------------------------

--------------------------------------------------------------------------------

     Deferred tax assets and liabilities resulted from the following:

                                    January 25,   January 26,
(in thousands)                         1998          1997
                                    -------------------------
Deferred tax assets:
Short-term:
  Inventory                          $   807       $   659
  Accruals and other liabilities       8,167         5,499
  Other                                  161             8
                                    -------------------------
    Total short-term                   9,135         6,166
                                    -------------------------
Long-term:
  Accruals and other liabilities       6,285           548
  Property and equipment-foreign         562           297
  Canada net operating loss            5,272         4,076
  Other                                1,261           248
                                    -------------------------
    Total long-term                   13,380         5,169
                                    -------------------------
    Total deferred tax assets         22,515        11,335
                                    -------------------------
Deferred tax liabilities:
Short-term:
  Inventory discounts                  1,509         2,357
  Other                                  323           102
                                    -------------------------
    Total short-term                   1,832         2,459
Long-term:
  Property and equipment               4,389         4,328
  Other                                  (91)         (216)
                                    -------------------------
    Total long-term                    4,298         4,112
                                    -------------------------
    Total deferred tax liabilities     6,130         6,571
                                    -------------------------
    Net deferred tax assets          $16,385       $ 4,764
                                    =========================


     The Company has net operating losses for its Canadian subsidiary in fiscal years 1995 through 1997 in the amount of $14.2 million which expire in fiscal years 2000 through 2002.


Note 9: Short-term Debt

Short-term debt consists of the following:

                                    January 25,   January 26,
(in thousands)                         1998          1997
                                    -----------------------
Short-term loans                     $16,505        $5,043
Revolving Credit Facility              4,963            --
                                    -----------------------
  Total                              $21,468        $5,043
                                    -----------------------


     In April 1995, the Company entered into a Revolving Credit Facility with a group of banks for which First Union National Bank acts as the administrative agent (the "Revolving Credit Facility") to establish a $110 million revolving line of credit to fund working capital requirements. In December 1997, the Revolving Credit Facility was amended by increasing the line of credit to $160 million and extending the term of the prior agreement from April 26, 1998 to April 26, 1999. The line of credit is unsecured and contains certain financial covenants relating to the maintenance of a minimum fixed charge coverage ratio, a maximum leverage ratio and a minimum tangible net worth, and restrictive covenants pertaining to limitations on indebtedness, liens, contingent obligations, loans and investments, dividends and distributions, liquidations, mergers,

                                                      The Sports Authority, Inc.

consolidations, disposition of assets or subsidiaries, transactions with affiliates and fundamental corporate changes.

     Borrowings under the Revolving Credit Facility bear interest at the election of the Company at either the Alternate Base Rate or LIBO Rate, both as defined in the Revolving Credit Facility. Subject to the provisions of the Revolving Credit Facility, the Company may, from time to time, borrow, repay and reborrow under such facility. The entire unpaid balance may be prepaid at any time without penalty, and is payable in full on April 26, 1999. The weighted average interest rate on borrowings during 1997 was 7.1%.

     Mega Sports has entered into a series of short-term loans with three Japanese banks at a principal amount of 2.1 billion yen (US $16.5 million). The loans are at fixed rates ranging from .78% to 1.26% and mature on varying dates ranging from February 1998 to November 1998. Interest on the loans is due quarterly and is paid in arrears. The loans are unsecured and contain no performance covenants.


Note 10: Long-term Debt

Long-term debt consists of the following:

                                    January 25,   January 26,
(in thousands)                         1998          1997
                                     -----------------------
5.25% Convertible
  Subordinated Notes                 $149,500      $149,500
Term loans                              7,939         2,521
                                     -----------------------
  Total                              $157,439      $152,021
                                     =======================


     In September 1996, the Company issued 5.25% Convertible Subordinated Notes ("the Notes") in a principal amount of $149.5 million. The Notes will mature on September 15, 2001, and are convertible at the option of the holder into an aggregate of 4,580,964 shares of the Company's Common Stock at any time on or after the 90th day following the issue date until the maturity date, at a conversion price of $32.635 per share, subject to adjustment in certain events. Interest is payable semi-annually, on March 15 and September 15 of each year. The Notes are redeemable at the option of the Company at any time on or after September 15, 1999 at declining redemption prices beginning with 102.1% of par at September 15, 1999. The Notes are unsecured obligations of the Company subordinated in right of payment to all existing and future Senior Indebtedness, as defined in the Indenture pursuant to which the Notes were issued.

     Mega Sports has entered into a series of unsecured term loans with three Japanese banks at a principal amount of 1.01 billion yen (US $7.9 million). The loans are at fixed rates ranging from 1.24% to 1.76% and mature on varying dates ranging from October 1999 to December 2000. Interest is due quarterly and is paid in advance. The loans may not be prepaid without consent of the banks. The loans contain no financial performance covenants.

     Interest expense in the accompanying Consolidated Statements of Income is net of capitalized interest of $844,000 in fiscal 1997.


Note 11: Other Long-Term Liabilities

Other long-term liabilities consists of the following:

                                    January 25,   January 26,
(in thousands)                         1998          1997
                                    -----------------------
Step rent accrual                    $23,534       $18,603
Deferred income taxes                  4,298         4,112
Store closing reserve                  1,839            --
Other                                  1,000            --
                                    -----------------------
  Total long-term liabilities        $30,671       $22,715
                                    =======================


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

Notes to Consolidated Financial Statements
(continued)


Note 12: Commitments and Contingencies

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

     There are various claims, lawsuits and pending actions against the Company incident to its operations. It is the opinion of management that the ultimate resolution of these matters will not have a material effect on the Company's liquidity, financial position or results of operations.


Note 13: Leases

Description of Leasing Arrangements: The Company conducts operations primarily in leased facilities. Store leases are generally for terms of 15 to 25 years with multiple five-year renewal options which allow the Company the option to extend the life of the lease up to 25 years beyond the initial noncancelable term.

     Certain leases provide for additional rental payments based on a percent of sales in excess of a specified base. Also, certain leases provide for the payment by the lessee of executory costs (taxes, maintenance and insurance). Some selling space has been sublet to other retailers in certain of the leased facilities.

Lease Commitments: Future minimum lease payments at January 25, 1998 were as follows:

(in thousands)                                     Operating
                                                 -----------
Year:
  1998                                             $ 90,879
  1999                                               89,378
  2000                                               85,302
  2001                                               81,106
  2002                                               80,352
  Later years                                       822,731
                                                 ----------
    Total minimum lease payments                  1,249,748
Less: minimum sublease rental income                 (5,268)
                                                 ----------
Net minimum lease payments                       $1,244,480
                                                 ==========


Rental Expense: A summary of operating lease rental expense and short-term rentals follows:

(in thousands)                   1997       1996       1995
                                ----------------------------
Minimum rentals                 $86,148   $71,129    $56,728
Percentage rentals                  292       589        629
Less: sublease rentals             (967)     (967)    (1,213)
                                ----------------------------
  Total                         $85,473   $70,751    $56,144
                                ============================

                                                      The Sports Authority, Inc.


Note 14: Employee Retirement Plans

Employees of the Company who meet certain requirements as to age and service are eligible to participate in The Sports Authority 401(k) Savings and Profit Sharing Plan and certain executives are eligible to participate in The Sports Authority Supplemental 401(k) Savings and Profit Sharing Plan. The Company's expense related to these plans was $2.3 million, $1.8 million and $1.5 million for 1997, 1996 and 1995, respectively.

  The Company currently has an unfunded supplemental executive retirement plan for certain executives of the Company. Pension benefits earned under the plan are primarily based on years of service at the level of Vice President or higher after June 1990 and average compensation, including salary and bonus. Prior service costs are amortized over the average remaining service lives of the employees. The following summarizes the pension expense and benefit obligations for the plan as of December 31, 1997 and December 31, 1996:

Pension expense                            1997       1996
                                         ------------------
(in thousands)
Service cost on benefits
  earned during the period               $   282    $   225
                                         ------------------
Interest cost on the projected
  benefit obligation                          80         48
                                         ------------------
Net amortization and deferral                 44         42
                                         ------------------
Total pension expense                    $   406    $   315
                                         ==================

Benefit obligations
Actuarial present value
  of benefit obligations:
Vested benefit obligation                $  (269)   $  (162)
                                         ------------------
Accumulated benefit obligation              (694)      (396)
                                         ------------------
Projected benefit obligation              (1,699)    (1,060)
Unrecognized prior service cost              558        600
Unrecognized net loss                        435        145
Additional minimum liability                  --        (81)
                                         ------------------
Accrued pension liability                $  (706)   $  (396)
                                         ==================


     The Company assumed a weighted average discount rate of 6.75% and 7.5% for 1997 and 1996 respectively, and an annual increase in the rate of compensation of 6.0% in determining the pension benefit obligation.

     The Company has assumed all obligations for senior executives which were previously covered under the Kmart supplemental executive retirement plan. The vested benefit obligation for pension benefits under the Kmart plan was $284,000 and $250,000 as of December 31, 1997 and December 31, 1996, respectively. Interest on the obligation accrues at a rate of 6.75%. Prior service costs are being amortized over the average remaining service lives of the employees.


Note 15: Stock Purchase, Stock Option and Restricted Stock Plans

In connection with the Initial Public Offering, the Company adopted the Management Stock Purchase Plan (the "Management Plan") and the Employee Stock Purchase Plan (the "Employee Plan"). Under the Management Plan, the Company's senior management personnel were required, prior to May 1996, to receive a minimum of 20%, and were permitted to elect to receive up to 100%, of their annual incentive bonuses in the form of restricted Common Stock of the Company at a 20% discount from fair value. In addition, certain senior management personnel were given a one-time opportunity to invest up to $1.0 million each to purchase restricted Common Stock at the time of the Initial Public Offering, at a 20% discount from the initial public offering price, net of the underwriting discount. For each restricted share of Common Stock so purchased, the Company granted the employee an option to purchase one additional restricted share of Common Stock at the initial public offering price, less the underwriting discount. Restricted shares of Common Stock purchased or acquired through exercise of options granted under the Management Plan are restricted from sale or transfer for three years from the date of purchase, except in the event of a change in control of the Company, as defined in the plan, and certain other events.

Notes to Consolidated Financial Statements
(continued)


     The Employee Plan allows the Company's employees to purchase shares of the Company's Common Stock at a 15% discount from its fair market value. Shares purchased through the Employee Plan are restricted from sale or transfer for one year from the date of purchase, except in the event of a change in control of the Company, as defined in the plan, and certain other events.

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

     The Company recognizes compensation expense for the discount on restricted Common Stock purchased under the Management Plan. Such discounts are recognized as expense on a straight-line basis over the three-year period during which the shares are restricted from sale or transfer. The Company is not required to record compensation expense with respect to shares purchased under the Employee Plan. The Company recognizes compensation expense over the restricted period for restricted shares granted under the 1996 Plan. The Company's expense related to the Management Plan and 1996 Plan was $510,000, $497,000 and $338,000 in 1997,
1996 and 1995, respectively.

     In 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", to establish a fair value based method of accounting for stock compensation plans for awards granted in fiscal years that begin after December 15, 1994. The Company used the Black-Scholes option pricing model with the following weighted average assumptions in determining the fair value of options granted in 1997, 1996 and 1995: expected volatility of 37%, risk-free interest rates of 6.4%, 6.0% and 7.0% for 1997, 1996 and 1995, respectively and an expected life of 5 years.

--------------------------------------------------------------------------------

  A summary of stock option activity is as follows:

                                                  1997                           1996                          1995
                                        -----------------------------------------------------------------------------------
                                                       Weighted                      Weighted                      Weighted
                                                        Average                       Average                       Average
                                         Shares     Exercise Price     Shares     Exercise Price      Shares    Exercise Price
                                        -----------------------------------------------------------------------------------
Outstanding at beginning of year        2,014,136       $13.34       1,435,098        $12.11        1,051,365       $11.91
  Granted                                 627,599        19.21         736,400         15.76          550,500        12.51
  Exercised                              (130,395)       11.91              --            --               --           --
  Canceled                               (187,455)       15.20        (157,362)        13.47         (166,767)       12.11
                                        ---------                    ---------                      ---------
Outstanding at end of year              2,323,885        14.86       2,014,136         13.34        1,435,098        12.11
                                        ---------                    ---------                      ---------
Exercisable at end of year                726,936        11.91           3,853         12.11            3,853        12.11
                                        ---------                    ---------                      ---------
Weighted average fair value of
  options granted during year               $8.31                        $6.71                          $5.55

                                                      The Sports Authority, Inc.

     A summary of stock options outstanding at January 25, 1998 is as follows:

                                Options Outstanding                                                Options Exercisable
----------------------------------------------------------------------------------       -------------------------------------
                                              Weighted Average         Weighted                                    Weighted
    Range of           Outstanding at             Remaining             Average           Exercisable at            Average
 Exercise Prices      January 25, 1998         Life (in years)      Exercise Price       January 25, 1998       Exercise Price
----------------------------------------------------------------------------------       -------------------------------------
 $11.91--$14.08           1,136,286                  1.9                $12.13                726,936               $11.91
  15.75-- 20.63           1,185,799                  8.6                 17.45                     --                   --
  24.88-- 27.25               1,800                  8.7                 26.85                     --                   --
                          ---------                                                           -------
                          2,323,885                  5.4                 14.86                726,936                11.91
                          =========                                                           =======
Available for Grant       1,770,311
                          =========


     The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for the stock option plans and Employee Plan. Had FASB Statement No. 123 been applied, the compensation cost would have been $3.2 million, $1.9 million and $862,000 for 1997, 1996 and 1995, respectively. The following illustrate the Company's Net income and Earnings per common share had FASB Statement No. 123 been utilized:

                                           1997      1996       1995
                                         ----------------------------
Net income (in thousands)   As reported  $22,193   $30,005    $22,330
                            Pro forma     20,286    28,831     21,730
Earnings per
  common share              As reported   $ 0.70   $  0.96    $  0.72
                            Pro forma       0.64      0.92       0.70
Earnings per common
  share-assuming
  dilution                  As reported   $ 0.70   $  0.94    $  0.71
                            Pro forma       0.64      0.92       0.70


Note 16: Quarterly Highlights (Unaudited)

                                                 1997 Quarter Ended
                                     -------------------------------------------
(In thousands, except per share data)  April      July      October    January
                                     -------------------------------------------
Sales                                $319,802   $383,294   $340,896  $420,573
Operating income                        4,914     16,901      4,024    14,845(a)
Net income                              2,604      9,555      2,011     8,023(a)
Earnings per common
  share-assuming
  dilution                                .08        .30        .06       .25

                                                 1996 Quarter Ended
                                     -------------------------------------------
(In thousands, except per share data)  April      July      October    January
                                     -------------------------------------------
Sales                                $270,558   $331,596   $292,920  $376,222
Operating income                        3,708     15,528      3,156    27,820(b)
Net income                              2,053      9,183      1,976    16,793(b)
Earnings per common
  share-assuming
  dilution                                .07        .29        .06       .50

(a) Fourth quarter adjustments in 1997 had the effect of increasing operating income and net income by approximately $5.2 million and $3.0 million, respectively. These adjustments primarily resulted from a reduction in the Company's bonus accrual, and vendor rebates.

(b) Fourth quarter adjustments in 1996 had the effect of increasing operating income and net income by approximately $6.0 million and $3.5 million, respectively. These adjustments primarily related to worker's compensation and general liability insurance reserves, and vendor rebates.