Form 10-K, Exhibit 13
period 1999-01-24
SPORTS AUTHORITY INC /DE/
filed 1999-04-23
CIK 929470

The Sports Authority, Inc.
                      Selected Consolidated Financial Data

The selected consolidated financial data set forth below reflect the historical results of operations, financial condition and operating data of the Company for the periods indicated and should be read in conjunction with the consolidated financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.


                                                                             Fiscal Year Ended (1)
                                               ---------------------------------------------------------------------------
                                               January 24,     January 25,     January 26,     January 28,     January 22,
                                                  1999            1998             1997           1996            1995
                                               ---------------------------------------------------------------------------

Statement of Operations Data:
(in thousands, except per share data)
        Sales                                  $1,599,660      $1,464,565      $1,271,296      $1,046,652      $838,539
        Gross profit                              390,959         419,537         365,373         292,427       229,884
        Licensee fees and rental income               841           3,345           3,165           2,772         1,978
        Selling, general and administrative
            expenses                              410,730         365,363         304,955         245,886       188,875
        Pre-opening expense                        11,194          10,570          11,408           9,140        10,867
        Goodwill amortization                       1,963           1,963           1,963           1,963         1,963
        Store exit costs                           39,446           4,302               -               -             -
        Corporate restructuring                     3,930               -               -               -             -
        Impairment of long-lived assets            13,457               -               -               -             -
                                               ---------------------------------------------------------------------------
        Operating (loss) income                   (88,920)         40,684          50,212          38,210        30,157
        Interest, net                              11,965           5,952           2,180             820           318
                                               ---------------------------------------------------------------------------
        (Loss) income before income taxes        (100,885)         34,732          48,032          37,390        29,839
        Income tax (benefit) expense              (35,028)         14,730          19,597          15,305        12,980
        Minority interest                          (2,066)         (2,191)         (1,570)           (245)            -
        Net (loss) income                      $  (63,791)     $   22,193      $   30,005      $   22,330      $ 16,859
                                               ===========================================================================
        Basic earnings per common share (2)    $    (2.01)     $      .70      $      .96      $      .72      $    .54
                                               ===========================================================================
        Diluted earnings per common share (2)  $    (2.01)     $      .70      $      .94      $      .71      $    .54
                                               ===========================================================================
Percent of Sales Data:
        Gross margin                                 24.4%           28.6%           28.8%           27.9%         27.4%
        Selling, general and administrative
            expenses                                 25.7            24.9            24.0            23.4         22.5
        Operating (loss) income                      (5.6)            2.8             4.0             3.7          3.6
        (Loss) income before income taxes            (6.3)            2.4             3.8             3.6          3.6
Selected Financial and Operating Data:
        End of period stores                          226             199             168             136          107
        Comparable store sales (decrease)
            increase                                 (3.7)%          (2.2)%           3.3%            1.1%         5.5%
        Inventory turnover                            3.1             3.1             3.2             3.2          3.2
        Weighted average sales per square foot  $     177       $     193       $     203      $      214      $   220
        Weighted average sales per store
           (in thousands)                           7,661           8,334           8,819           9,231        9,446
        End of period inventory net of
           accounts payable per store
          (in thousands)                              831             900             729             823          861
        Average sale per transaction                46.53           46.54           45.99           44.85        43.23
        Capital expenditures-owned property
          (in thousands)                           84,561         114,271         102,165          55,321       51,449
        Depreciation and amortization
         (in thousands)                            47,921          37,314          28,506          20,339       13,956
Balance Sheet Data-End of Period: (in thousands)
        Working capital                        $   30,545      $   99,710      $  175,997      $   81,878     $109,446
        Total assets                              901,599         812,288         754,270         525,653      463,444
        Long-term debt                            173,248         157,439         152,021               -            -
        Stockholders' equity                      272,912         333,551         310,317         277,528      252,776


(1) The fiscal year ended January 28, 1996 consisted of 53 weeks. All other fiscal years shown each consisted of 52 weeks.
(2) Basic and diluted earnings per common share for the fiscal year ended January 22, 1995 are pro forma and are based on the actual number of common shares outstanding at January 22, 1995 (adjusted for the three-for-two common stock split effected on July 16, 1996).

10


                           The Sports Authority, Inc.
                      Management's Discussion and Analysis

RESULTS OF OPERATIONS

The following table sets forth the Company's income statement data as a percent of sales for the periods indicated.


                                                Fiscal Year Ended
                                    -------------------------------------------
                                    January 24,     January 25,     January 26,
                                       1999            1998            1997
                                    -------------------------------------------

Sales                                  100.0%          100.0%          100.0%
Cost of merchandise sold,
  includes buying and
  occupancy costs                       75.6            71.4            71.2
                                    -------------------------------------------
Gross margin                            24.4            28.6            28.8
Licensee fees and
  rental income                         (0.1)           (0.2)           (0.2)
Selling, general and
  administrative expenses               25.7            24.9            24.0
Pre-opening expense                      0.7             0.7             0.9
Goodwill amortization                    0.1             0.1             0.1
Store exit costs                         2.5             0.3               -
Corporate restructuring                  0.3               -               -
Impairment of long-lived
  assets                                 0.8               -               -
                                    -------------------------------------------
Operating (loss) income                 (5.6)            2.8             4.0
Interest, net                            0.7             0.4             0.2
                                    -------------------------------------------
(Loss) income before
  income taxes                          (6.3)            2.4            3.8
Income tax (benefit)
  expense                               (2.2)            1.0            1.5
Minority interest                       (0.1)           (0.1)          (0.1)
                                    -------------------------------------------
Net (loss) income                       (4.0)%           1.5%           2.4%
                                    ===========================================

     The following table sets forth the Company's store openings and closings for the periods indicated.

                                                 Fiscal Year Ended
                                    -------------------------------------------
                                    January 24,     January 25,     January 26,
                                       1999            1998            1997
                                    -------------------------------------------

Beginning number of stores               199             168            136
Openings                                  30              31             32
Closings                                  (3)              -              -
                                    -------------------------------------------
Ending number of stores                  226             199            168
                                    ===========================================

FISCAL YEARS ENDED JANUARY 24, 1999 (FISCAL 1998) AND JANUARY 25, 1998 (FISCAL
1997)

Sales for the fiscal year ended January 24, 1999 were $1,599.7 million, a $135.1 million, or 9.2% increase over sales of $1,464.6 million for the fiscal year ended January 25, 1998. In August 1998, the Company began directly selling winter sports apparel and hardlines in its North American stores. Previously, winter sports merchandise was sold under a license agreement with a third party and was excluded from total sales of the Company. The agreement was terminated effective August 1, 1998. Of the 9.2% sales increase in 1998, 2.0% was attributable to the inclusion of sales of $29.3 million from Company-operated winter sports departments. The 1998 results reflect a partial winter sports selling season, which typically begins in October and ends in March.

     Of the remaining increase in total sales, 7.3%, or $107.2 million, was attributable to non-winter sports sales in 31 stores opened in 1997 which had no comparable store sales in the prior year, and 6.2%, or $91.1 million, was attributable to the 30 stores opened in 1998. These increases were partially offset by a 5.6%, or $80.0 million, decrease in comparable store sales, excluding winter sports product sales, and a 0.7%, or $12.5 million, decrease in non-comparable sales related to the three store closings in early 1998. The decrease in comparable store sales reflected continued weakness in key categories such as footwear and fitness. Negative trends in these categories began in 1997 and continued throughout 1998. Additionally, golf sales declined, particularly in the fourth quarter, after a strong year in 1997. The Company has implemented a number of initiatives to address the sales decline, including clearance sales to address aged inventory, improved in-stock positions and merchandise mix in key categories, and new merchandising and marketing strategies.

     Licensee fees and rental income in 1998 were $0.8 million, or 0.1% of sales, compared to $3.3 million, or 0.2% of sales, in the prior year. The decline resulted from the termination in 1998 of the Company's license agreement covering the sale of winter sports merchandise in North American stores. Under the agreement, the Company received a fee of approximately 10% of licensee merchandise sales. The Company has a similar and ongoing license arrangement for the sale of diving merchandise in three stores. Sales of licensee merchandise are excluded from the Company's total sales.

                           The Sports Authority, Inc.
                      Management's Discussion and Analysis
                                  (continued)


     Cost of merchandise sold, including buying and occupancy costs, increased 4.2% of sales, from 71.4% in 1997 to 75.6% in 1998. The major components of cost of goods sold are merchandise costs (including distribution costs) and, to a lesser extent, occupancy costs. Merchandise costs increased 3.8% of sales, of which 1.5% was attributable to a $24.1 million inventory writedown taken to address aged inventory and anticipated markdowns at stores scheduled to close in 1999. The writedown was recorded in conjunction with the third quarter 1998 restructuring charges. Merchandise costs in 1998 reflect full year operating costs associated with the Company's first regional distribution center ("RDC"), which opened in November 1997 and became fully operational in 1998. The Company did not fully realize logistics savings expected as a result of the transition from direct store to regional distribution due to productivity and allocation problems encountered in the start-up phase of the RDC. The Company moved aggressively to resolve these issues and realized substantial improvements in product throughput in the second half of 1998.

     Selling, general and administrative ("SG&A") expenses as a percent of sales were 25.7% in 1998, compared to 24.9% in the prior year. The 0.8% of sales increase in SG&A expenses was attributable to negative leveraging as a result of a decrease in sales productivity in 1998 compared to 1997.

     Pre-opening expense in 1998 was $11.2 million, compared to $10.6 million in the prior year. Pre-opening expense consists principally of payroll and operating expenses to prepare for the store opening, as well as grand-opening advertising expenditures. The Company opened 30 stores in 1998 versus 31 stores in 1997; however, pre-opening expense increased $0.6 million due to higher pre-opening occupancy charges at three stores opened in 1998.

     In the third quarter of 1998, the Company announced its intention to close 18 underperforming stores and impair the assets of six others as part of a comprehensive restructuring plan. Due to the closing of a major competitor, the Company has decided to postpone indefinitely the closing of one store. Two of the remaining 17 stores will be relocated. The total restructuring charges of $56.8 million consisted of $39.4 million for store exit costs, $3.9 million for corporate restructuring and $13.5 million for asset impairments. The reserve for store exit costs represents estimated costs to be incurred at these locations beyond the closing date, including rent, common area maintenance charges, real property taxes, fixed asset disposals, and employee severance. (See Note 4 of the Notes to the Consolidated Financial Statements). The decision to close the stores was based on store performance combined with market economic factors, real estate viability and projected cash flows. Corporate restructuring relating to realignment of strategic business functions and internal processes resulted in management changes. In connection with this restructuring, the Company recorded $3.9 million in employment contract obligations to several departing executives. Asset impairment charges were recorded in accordance with Statement of Financial Accounting Standards No. 121 ("SFAS 121"). SFAS 121 requires the carrying value of long-lived assets be evaluated whenever circumstances indicate that the carrying value may not be recoverable. The Company impaired assets at six locations based on a determination that the carrying value of assets at these locations exceeded estimated future cash flows.

     Operating (loss) income was ($88.9) million, or (5.6)% of sales in 1998, as compared to $40.7 million, or 2.8% of sales, in 1997. Operating (loss) income before pre-opening expense, goodwill amortization and restructuring charges was ($18.9) million, or (1.2)% of sales, in 1998, compared to $57.5 million, or 3.9% of sales, in 1997.

     Interest, net was $12.0 million in 1998, as compared to $6.0 million in 1997. The increase of $6.0 million was primarily attributable to increased borrowings under the Company's revolving credit facility ("Revolving Credit Facility") as well as a decrease in interest income from short-term investments.

     Income tax benefit in 1998 was $35.0 million with an effective tax rate of 34.7%, as compared to income tax expense in 1997 of $14.7 million with an effective tax rate of 42.4%. The decrease in the effective tax rate was due, in part, to a $4.2 million tax charge included in the third quarter 1998 restructuring charges. The charge related primarily to a write-down of deferred tax assets of the Canadian subsidiary based on a determination that a portion of the subsidiary's net operating losses may expire before being utilized. Exclusive of this charge, the 1998 effective tax rate was 38.9%.

     As a result of the foregoing factors, net (loss) income in 1998 was ($63.8) million, or (4.0)% of sales, as compared to $22.2 million, or 1.5% of sales, in 1997.

     The results of operations include the Company's 51% owned Japanese joint venture, Mega Sports Co., Ltd. ("Mega Sports"). In March 1999, the Company and its joint venture partner, JUSCO Co., Ltd. ("JUSCO") entered into a comprehensive restructuring of the ownership and services agreements governing the joint venture. Under the restructuring, JUSCO paid the Company $1.1 million for 32% of the Company's shares of Mega Sports, reducing the Company's ownership of the joint venture to 19%. As a minority owner, the Company will discontinue consolidation of the results of operations of Mega Sports beginning in fiscal 1999. Net losses of the joint venture were $4.2 million in 1998 and $4.5 million in 1997, of which the Company's share was $2.1 million and $2.3 million, respectively. The decision to reduce its ownership in Mega Sports was based on the Company's commitment to focus its resources on the profitability and growth of the core North American operations.

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

     Licensee fees and rental income in 1997 were $3.3 million, or 0.2% of sales, as compared to $3.2 million, or 0.2% of sales, in the prior year. Sales of winter sports merchandise increased only 5.6% as compared to a 15.2% increase in the Company's sales. This relatively small increase in sales was primarily due to unseasonably warm weather in the Northeast.

     Cost of merchandise sold, including buying and occupancy costs, in 1997 was $1,045.0 million, or 71.4% of sales, as compared to $905.9 million, or 71.2% of sales, in the prior year. As a percent of sales, gross margin was 28.6% in 1997 and 28.8% in 1996. In 1997, merchandise costs decreased as a percent of sales primarily due to an increase in the purchase markon as the Company is selling a larger proportion of higher margin products such as footwear and apparel. This decrease was partially offset by $2.1 million in start-up and operating expenses for the Company's RDC, which opened in November 1997, as well as $1.2 million in clearance markdowns in preparation for store closings in 1998 (see discussion below). Occupancy costs, which are fixed in nature, increased as a percent of sales due to lower sales volumes per store in 1997 as compared to 1996.

     SG&A expenses in 1997 were $365.4 million, or 24.9% of sales, as compared to $305.0 million, or 24.0% of sales, in the prior year. The 0.9% of sales increase in SG&A expenses was primarily attributable to an increase in advertising expenses, and an increase in corporate G&A expenses as a percent of sales due to lower sales volumes. Depreciation expense also increased as a result of self-developing more stores and purchasing computer hardware and software for the corporate office.

     Pre-opening expense in 1997 was $10.6 million, or 0.7% of sales, as compared to $11.4 million, or 0.9% of sales, in the prior year. Pre-opening expense decreased $0.8 million due to the opening of 31 stores in 1997 as compared to 32 stores in the prior year and to higher pre-opening occupancy expenses in the prior year in three stores as a result of assuming existing lease obligations and higher grand opening advertising expenses.

     In the fourth quarter of 1997, the Company announced the closing of three stores and two off-site receiving locations and recorded store exit costs of $4.3 million. The store closings were the result of lease expirations in 1998 and additional Company store openings in close proximity to the closing locations. The two off-site receiving locations were replaced by the Company's new regional distribution center. The off-site receiving locations were closed in the fourth quarter 1997, and the stores were closed in February 1998.

                           The Sports Authority, Inc.
                      Management's Discussion and Analysis
                                  (continued)

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

     Income tax expense in 1997 was $14.7 million with an effective tax rate of 42.4% as compared to income tax expense of $19.6 million with an effective tax rate of 40.8% in 1996. The increase in the effective tax rate was primarily due to an increase in the valuation allowance of the Company's joint venture in Japan as a result of the increase in net loss in 1997 versus 1996 and, to a lesser extent, by the increasing effect of non-deductible goodwill expense due to the decline of the Company's pre-tax income from 1996 to 1997.

     As a result of the foregoing factors, net income in 1997 was $22.2 million, or 1.5% of sales, as compared to $30.0 million, or 2.4% of sales, in 1996.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal capital requirements are to fund working capital needs, to open new stores in connection with its expansion strategy and to refurbish older existing stores. In 1998 these capital requirements were generally satisfied by short-term borrowings. Cash flows generated by operating, investing and financing activities as reported in the Consolidated Statements of Cash Flows for 1998, 1997 and 1996 are summarized below. The net increase (decrease) in cash and cash equivalents was $2.6 million in 1998, ($89.3) million in 1997 and $97.9 million in 1996.

     Net cash provided by (used for) operations was $8.8 million in 1998, compared to ($0.6) million in 1997 and $53.7 million in 1996. Inventory net of accounts payable increased by $8.7 million in 1998 due primarily to the opening of 30 stores and the addition of Company-operated winter sports departments, offset by the $24.1 million inventory write-down for aged inventory and clearance merchandise. Other assets increased $7.6 million as a result of long-term store lease deposits expended by Mega Sports. These uses of cash were offset by income of $30.0 million before the provision for store exit costs, corporate restructuring and asset impairments, and before non-cash charges for depreciation and amortization and minority interest. Included in the $39.4 million reserve for store exit costs are cash items related to future lease and related obligations and employee severance payments. The Company expects to pay $11.5 million of the total $26.6 million reserve for lease and related obligations in 1999, as well as most of the $0.7 million reserve for employee severance. Additionally, the Company will expend $2.0 million in severance payments related to the corporate restructuring. Fixed asset write-downs included in store exit and asset impairment charges constitute non-cash items.


     Net cash used for investing in 1998 was $78.2 million as compared to $112.8 million in 1997 and $112.5 million in 1996. Capital expenditures in 1998 included $61.6 million associated with opening 30 stores in 1998. The remaining capital expenditures of $23.0 million include $13.9 million in refurbishments to existing stores, $6.9 million in upgrades to information systems and $2.2 million in other improvements. Cash used for capital expenditures was offset by a $6.4 million decrease in other-net due primarily to the payoff of a note receivable.

     Net cash provided by financing was $72.0 million in 1998 as compared to $24.1 million in 1997 and $156.7 million in 1996. The increase in 1998 reflected additional short-term borrowings under the Revolving Credit Facility to fund expansion. Conversely, expansion in 1997 was largely funded with the residual proceeds of the 1996 convertible debt issuance. Short- and long-term borrowings by Mega Sports increased $23.9 million.

     The Company's working capital at January 24, 1999 was $30.5 million compared with $99.7 million at January 25, 1998, a decrease of $69.2 million. This decrease was due primarily to the increase in short-term debt of $54.2 million. Additionally, accrued payrolls and other liabilities increased $32.7 million primarily due to short-term restructuring reserves recorded in 1998. These increases were offset by an $8.7 million increase in inventory, net of accounts payable.

     The Company has substantially cut back its expansion program, and plans to open approximately three stores in 1999. It expects to finance the stores with operating leases. Due to the reduction in store openings, 1999 capital expenditures are projected to be significantly lower than in prior years. The Company has forecasted capital expenditures of $38.0 million, related primarily to refurbishment of existing stores and upgrades of information systems.

     The Company continues to evaluate various sources of financing for its operations, and is in the process of replacing the existing Revolving Credit Facility, which expires on April 26, 1999, with another revolving credit agreement. In March 1999, the Company signed a letter of commitment with BankBoston Retail Finance Inc. to complete a $200 million revolving credit facility ("BankBoston Credit Facility"). The Company expects to close the BankBoston Credit Facility, which has a term of three years, in mid-April 1999. The new line of credit will be secured with Company inventory and will contain no financial covenants related to operating results. Proceeds from the BankBoston Credit Facility will be used primarily to finance working capital and for general corporate purposes.


     The Company believes that anticipated cash flows from operations, short-term borrowings and operating leases from developers will be sufficient to satisfy its currently anticipated working capital and capital expenditure requirements through the next 12 months.

YEAR 2000

Many information and business
systems utilize programming code in which calendar years are abbreviated as two digits. The Year 2000 issue relates to the potential for systems to interpret the year 2000 as the year 1900, causing system failure or unreliability.

     The Company began its Year 2000 compliance project in 1997. Analysis of internal compliance consists of the following phases: assessment of information and non-information systems; remediation; testing; implementation; and, contingency planning. The Company is also determining compliance of key vendors and suppliers, and will incorporate alternate sources of goods and services, as necessary, in its contingency plan.

     The assessment of internal information systems is 100% complete. The assessment indicated areas of non-compliance primarily in the Company's inventory management system and certain retail applications. Remediation is 100% complete. Remediation efforts consist principally of software programming modifications and, to a lesser extent, hardware replacement. The Company utilized a team of outside consultants and programmers for programming modifications, and will continue to utilize outside consultants through testing and implementation. Testing is 85% complete, and is expected to be completed by the end of the second quarter of 1999. Implementation of programming modifications is 75% complete, and is expected to be completed by the end of the third quarter of 1999. Contingency planning is 70% complete, and will be completed by the fourth quarter of 1999.

     The Company has expensed as incurred approximately $2.1 million in Year 2000 compliance costs in fiscal 1998, primarily related to assessment and reprogramming fees by outside labor. This expense excludes the cost of internal staff hours dedicated to the project. The Company expects to incur an additional $800,000 through fiscal 1999. Total project costs are not anticipated to have a material adverse affect on the Company's operations.

     The Company has completed its assessment of non-information technology such as signage, time clocks, office equipment and alarm systems and has determined these systems to be materially compliant. Such determinations were made from written and verbal communication with vendors as well as internal review and testing.

     The Company has sent surveys to all key vendors and suppliers to determine Year 2000 compliance. The Company has received responses from 83% of vendors surveyed, of which 98% have indicated that they are or will be compliant by the end of 1999. The Company is continuing to evaluate the scope of contingency and disaster recovery plans to establish alternate sources of merchandise, supplies and services.

     Management believes that conversion of internal business and operating systems will be completed in a timely manner; however, failure to do so could have a material impact on the Company's operations. Additionally, there can be no assurances that the Company's key suppliers or vendors will complete their conversions in a timely manner. In the event this issue prevents third parties from timely delivery of inventory or services required by the Company, the Company's results of operations could be materially adversely affected.

                           The Sports Authority, Inc.
                      Management's Discussion and Analysis
                                  (continued)

SEASONALITY AND INFLATION

The Company's business is seasonal, with its highest sales occurring in the fourth quarter, which includes the holiday selling season. In fiscal 1998 as well as 1997, 28.7% of the Company's sales occurred in the fourth quarter. Historically, the Company's expansion program has been weighted toward store openings in the second half of the fiscal year. In the future, changes in the number and timing of store openings and consumer buying habits, particularly in the holiday selling season, may change seasonality trends.

     Management does not believe inflation had a material effect on the financial statements for the periods presented.

FORWARD LOOKING STATEMENTS

Certain statements under the heading "Management's Discussion and Analysis" and elsewhere in this Annual Report constitute "forward looking statements" made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. As such, they involve risks and uncertainties that could cause actual results to differ materially from those set forth in such forward looking statements. The Company's forward looking statements are based on assumptions about, or include statements concerning, many important factors, including without limitation changes in discretionary consumer spending and consumer preferences, particularly as they relate to sporting goods, athletic footwear and apparel; seasonal patterns in consumer spending and, in particular, the level of consumer spending during the fourth quarter; the Company's ability to effectively implement its strategies, including its merchandising, distribution and store expansion strategies; competitive trends and consolidation within the sporting goods retailing industry; the growing impact of electronic commerce; the effect of economic changes in other countries in which the Company does business; and other factors described in the Company's Form 10-K for 1998. While the Company believes that its assumptions are reasonable, it cautions that it is impossible to predict the impact of certain factors which could cause actual results to differ materially from expected results.

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

     The financial statements of the Company have been audited by PricewaterhouseCoopers LLP, independent certified public accountants. Their report, which appears herein, is based upon their audit conducted in accordance with generally accepted auditing standards. These standards include a review of the systems of internal controls and tests of transactions to the extent considered necessary by them for purposes of supporting their opinion.

     The Audit Committee of the Board of Directors is comprised solely of directors who are not officers or employees of the Company. The Committee is responsible for recommending to the Board of Directors the selection of independent certified public accountants. It meets periodically and monitors the financial, accounting and auditing procedures of the Company in addition to reviewing the Company's financial reports. The Company's independent certified public accountants and The Sports Authority's internal auditors have full and free access to the Audit Committee.


/s/ Martin E. Hanaka                    /s/ Anthony F. Crudele
-----------------------                 -------------------------
Martin E. Hanaka                           Anthony F. Crudele
Chief Executive Officer                  Chief Financial Officer

                           The Sports Authority, Inc.
               Report of Independent Certified Public Accountants



TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF THE SPORTS AUTHORITY, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of The Sports Authority, Inc. and its subsidiaries at January 24, 1999 and January 25, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 24, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP
---------------------------
PricewaterhouseCoopers LLP
Fort Lauderdale, Florida
April 6, 1999

                           The Sports Authority, Inc.
                     Consolidated Statements of Operations
                     (In thousands, except per share data)


                                                                  Fiscal Year Ended
                                                    -------------------------------------------
                                                   January 24,     January 25,     January 26,
                                                      1999            1998            1997
                                                   -------------------------------------------


Sales                                             $1,599,660      $1,464,565      $1,271,296
Licensee fees and rental income                          841           3,345           3,165
                                                  -------------------------------------------
                                                   1,600,501       1,467,910       1,274,461
                                                  -------------------------------------------
Cost of merchandise sold, includes buying
   and occupancy costs                             1,208,701       1,045,028         905,923
Selling, general and administrative expenses         410,730         365,363         304,955
Pre-opening expense                                   11,194          10,570          11,408
Goodwill amortization                                  1,963           1,963           1,963
                                                  -------------------------------------------
                                                   1,632,588       1,422,924       1,224,249
                                                  -------------------------------------------
Store exit costs                                      39,446           4,302               -
Corporate restructuring                                3,930               -               -
Impairment of long-lived assets                       13,457               -               -
                                                  -------------------------------------------
                                                      56,833           4,302               -
                                                  -------------------------------------------
                Operating (loss) income              (88,920)         40,684          50,212
Interest:
        Interest expense                              13,197           8,544           4,580
        Interest income                               (1,232)         (2,592)         (2,400)
                                                  -------------------------------------------
                Interest, net                         11,965           5,952           2,180
                                                  -------------------------------------------
(Loss) income before income taxes                   (100,885)         34,732          48,032
Income tax (benefit) expense                         (35,028)         14,730          19,597
Minority interest                                     (2,066)         (2,191)         (1,570)
                                                  -------------------------------------------
                Net (loss) income                 $  (63,791)     $   22,193      $   30,005
                                                  ===========================================
Basic earnings per common share $                      (2.01)     $      .70      $      .96
                                                  ===========================================
Diluted earnings per common share                 $    (2.01)     $      .70      $      .94
                                                  ===========================================


See accompanying Notes to Consolidated Financial Statements

                           The Sports Authority, Inc.
                          Consolidated Balance Sheets
                                 (In thousands)



                                              January 24,     January 25,
                                                1999            1998
                                              ---------------------------
Assets
Current Assets:
      0  Cash and cash equivalents             $ 22,946        $ 20,359
        Merchandise inventories                 367,951         327,662
        Accounts receivable and other
          current assets                         48,438          44,405
                                               ------------------------
                Total current assets            439,335         392,426
Net property owned                              341,371         313,050
Other assets and deferred charges                72,073          56,029
Goodwill-net of accumulated amortization
   of $17,585 and $15,622, respectively          48,820          50,783
                                               ------------------------
                Total Assets                   $901,599        $812,288
                                               ========================
Liabilities and Stockholders' Equity
Current Liabilities:
        Accounts payable-trade                 $180,117        $148,512
        Accrued payrolls and other liabilities  139,468         106,805
        Short-term debt                          75,623          21,468
        Taxes other than income taxes            13,582          10,548
        Income taxes                                  -           5,383
                                               ------------------------
                Total current liabilities       408,790         292,716
Long-term debt                                  173,248         157,439
Other long-term liabilities                      50,804          30,671
                                               ------------------------
                Total Liabilities               632,842         480,826
                                               ------------------------
Commitments and contingencies
Minority interest                                (4,155)         (2,089)
Stockholders' Equity:
        Common stock, $.01 par value; 100,000
          shares authorized; 31,951 and
           31,588 shares issued, respectively       320             316
        Additional paid-in-capital              251,024         247,140
        Deferred compensation and receivables
           from officers                           (531)         (1,589)
        Retained earnings                        25,435          89,226
        Treasury stock, 56 and 49 shares,
           at cost                                 (527)           (494)
        Accumulated other comprehensive loss     (2,809)         (1,048)
                                               ------------------------
                Total Stockholders' Equity      272,912         333,551
                                               ------------------------
                Total Liabilities and
        Stockholders' Equity                   $901,599        $812,288
                                               ========================


See accompanying Notes to Consolidated Financial Statements

                           The Sports Authority, Inc.
           Consolidated Statements of Changes in Stockholders' Equity
                                 (In thousands)


                                                                                                       Accumulated
                         Common Stock         Additional                                             Other Compre-
                      --------------------     Paid-in        Deferred        Retained    Treasury       hensive
                      Shares        Amount     Capital      Compensation      Earnings     Stock       Income (Loss)     Total
                      -----------------------------------------------------------------------------------------------------------
Balance,
 January 28, 1996     20,856       $209       $241,525        $  (553)        $ 37,028      $(381)      $  (300)        $277,528
   Three-for-two
     common stock split
     on July 16, 1996 10,480        105           (110)                                                                       (5)
   Common stock issued
     under the
   Employee Stock
     Purchase Plan        37                       836                                                                       836
   Common stock
     issued under
     the Management
     Stock Purchase Plan  25                       583           (110)                                                       473
   Common stock issued
     under the
     Director Stock Plan   8                       178           (149)                                                        29
   Common stock
     issued under the
     1996 Stock Option
     and Restricted
     Stock Plan           60          1          1,984         (1,985)                                                         -
   Amortization
     of deferred
     compensation                                                 620                                                        620
   Section 16(b)
     insider profit
     recovery                                      625                                                                       625
 Comprehensive
   income:
     Net income for
       fiscal 1996                                                              30,005                                    30,005
     Cumulative
       translation
       adjustment                                                                                           206              206
                                                                                                                        --------
     Comprehensive
       income                                                                                                             30,211
                    ------------------------------------------------------------------------------------------------------------
Balance,
 January 26, 1997     31,466        315        245,621         (2,177)          67,033       (381)          (94)         310,317
     Common stock
       issued under the
       Employee Stock
       Purchase Plan      60          1            898                                                                       899
     Common stock
       issued under the
       Director
       Stock Plan          8                       156           (124)                                                        32
     Common stock
       retired under
       the Management
       Stock Purchase
       Plan             (105)        (1)          (999)                                                                   (1,000)
     Common stock
       retired under
       the Director
       Stock Plan         (7)                     (144)           144                                                          -
     Amortization of
       deferred
       compensation                                               672                                                        672
     Options issued
       under the
       Director Stock Plan                         125           (125)                                                         -
     Stock options
       exercised         127          1          1,504                                                                     1,505
     Treasury stock
       acquired          (10)       (21)                           21                        (113)                          (113)
     Comprehensive
       income (loss):
       Net income
         for fiscal 1997                                                        22,193                                    22,193
       Cumulative
         translation
         adjustment                                                                                        (954)            (954)
                                                                                                                        --------
       Comprehensive
         income                                                                                                           21,239
                    ------------------------------------------------------------------------------------------------------------
Balance,
  January 25, 1999    31,539        316        247,140         (1,589)          89,226       (494)       (1,048)         333,551
   Common stock
    issued under the
    Employee Stock
    Purchase Plan         71          1            601                                                                       602
   Common stock
    issued under the
    Director Stock Plan   19                       226           (175)                                                        51
   Common stock
    issued under the
    1996 Stock Option
    and Restricted
    Stock Plan            50          1            618           (619)                                                         -
   Common stock
    re-issued under the
    Management Stock
    Purchase Plan        105          1            999                                                                     1,000
   Common stock
    retired under the
    Director Stock Plan   (2)                      (25)            25                                                          -
   Amortization of
    deferred
    compensation                                                1,827                                                      1,827
   Stock options
    exercised            120          1          1,465                                                                     1,466
   Treasury stock
    acquired              (7)                                                                 (33)                           (33)
   Comprehensive loss:
     Net loss for
      fiscal 1998                                                              (63,791)                                  (63,791)
     Cumulative
      translation
      adjustment                                                                                         (1,761)          (1,761)
                                                                                                         ------
     Comprehensive loss                                                                                                  (65,552)
                    ------------------------------------------------------------------------------------------------------------
Balance,
 January 24, 1999      31,895      $320       $251,024        $  (531)        $ 25,435      $(527)      $(2,809)        $272,912
                    ============================================================================================================

See accompanying Notes to Consolidated Financial Statements

                           The Sports Authority, Inc.
                     Consolidated Statements of Cash Flows
                                 (In thousands)




                                                                                      Fiscal Year Ended
                                                                           -------------------------------------------
                                                                           January 24,     January 25,     January 26,
                                                                              1999             1998         1997
                                                                           -------------------------------------------

Cash Provided by (Used for):
Operations
Net (loss) income                                                           $(63,791)       $  22,193       $  30,005
    Adjustment to reconcile net (loss) income to operating cash flows:
                Depreciation and amortization                                 47,921           37,314          28,506
                Cumulative translation adjustment                             (1,761)            (954)            206
                Minority interest in net loss of Joint Venture                (2,066)          (2,191)         (1,570)
                Loss on sale or disposal of property and equipment               375              225             272
                Store exit costs                                              39,446            4,302               -
                Impairment of long-lived assets                               13,457                -               -
                Corporate restructuring                                        3,930                -               -
                Change in deferred tax assets                                (24,955)         (11,180)         (1,232)
                Increase in other assets                                      (7,552)          (2,517)         (5,834)
                Increase in other long-term liabilities                        5,841            5,094           4,621
    Cash provided by (used for) current assets and liabilities:
                Increase in inventories                                      (40,289)         (48,085)        (31,270)
                Increase (decrease) in accounts payable                       31,605           (8,644)         20,812
                Other-net                                                      6,626            3,817           9,185
                                                                            -----------------------------------------
                Net cash provided by (used for) operations                     8,787             (626)         53,701
                                                                            -----------------------------------------
Investing
        Capital expenditures-owned property                                  (84,561)        (114,271)       (102,165)
        Proceeds from sale of property and equipment                               9            1,349             380
        Other-net                                                              6,353              172         (10,741)
                                                                            -----------------------------------------
                Net cash used for investing                                  (78,199)        (112,750)       (112,526)
                                                                            -----------------------------------------
Financing
        Short-term borrowings                                                 54,155           16,425           5,043
        Long-term borrowings                                                  16,578            5,418         152,021
        Proceeds from sale of stock                                            2,068            2,403           1,929
        Purchase of treasury stock                                               (33)            (113)              -
        Minority interest in equity in Joint Venture                               -                -           1,361
        Debt issuance costs                                                        -              (43)         (3,669)
        Reduction in capital lease obligations                                  (769)               -               -
                                                                            -----------------------------------------
                Net cash provided by financing                                71,999           24,090         156,685
                                                                            -----------------------------------------
Net increase (decrease) in cash and cash equivalents                           2,587          (89,286)         97,860
        Cash and cash equivalents at beginning of year                        20,359          109,645          11,785
                                                                            -----------------------------------------
Cash and cash equivalents at end of year                                    $ 22,946        $  20,359       $ 109,645
                                                                            =========================================
Supplemental disclosures of cash flow information
        Interest paid, net of amount capitalized                            $ 15,854        $   7,666       $   1,505
        Income taxes paid                                                      3,291           28,136          27,345

Supplemental schedule of noncash investing activities
The Company transferred property held for resale of $21,080 to net property owned in April 1997.


See accompanying Notes to Consolidated Financial Statements

                           The Sports Authority, Inc.
                   Notes to Consolidated Financial Statements

NOTE 1: THE COMPANY

The Sports Authority, Inc. ("The Sports Authority" or "Company") operates retail sporting goods megastores in the United States, Canada and Japan. At January 24, 1999, the Company operated 221 sporting goods megastores, virtually all in excess of 40,000 square feet, and five stores under the format "The Sports Authority, Ltd." These "Ltd." format stores range from 9,000-30,000 square feet. The Company has an international presence with 206 stores in 32 states across the United States, seven in Canada and 13 in Japan as of January 24, 1999.

     In January 1995, the Company entered into a joint venture agreement ("Joint Venture Agreement") with JUSCO Co., Ltd. ("JUSCO") a major Japanese retailer, which owns 9.5% of the Company's outstanding common stock. In the Joint Venture Agreement, as amended in 1996, the Company and JUSCO agreed to develop and operate The Sports Authority stores in Japan through a jointly owned Japanese corporation, Mega Sports Co., Ltd. ("Mega Sports"), of which 51% was owned by the Company and 49% by JUSCO at January 24, 1999.

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

     FISCAL YEAR: The Company's fiscal year ends on the Sunday prior to the last Wednesday in January. The 1998 fiscal year consisted of 52 weeks and ended on January 24, 1999. Fiscal years 1997 and 1996 each consisted of 52 weeks and ended on January 25, 1998 and January 26, 1997, respectively.

     BASIS OF CONSOLIDATIOn: The Company includes its wholly-owned and majority-owned subsidiaries in the consolidated financial statements. All intercompany transactions and amounts have been eliminated in consolidation.

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

     A reconciliation of the basic and diluted EPS computations is illustrated below:


(in thousands, except per share data)
                                          1998         1997         1996
                                          -------------------------------
Basic EPS Computation
Net (loss) income                         $(63,790)    $22,193    $30,005
                                          -------------------------------
Weighted average
    common shares                           31,768      31,513     31,392
                                          -------------------------------
Basic earnings
    per common share                      $  (2.01)    $  0.70    $  0.96
                                           ==============================


                                          1998         1997         1996
                                          -------------------------------
Diluted EPS Computation
Net (loss) income                         $(63,790)    $22,193    $30,005
                                          -------------------------------
Weighted average
   common shares                           31,768      31,513     31,392
Effect of stock options                          -         303        439
                                          -------------------------------
Total shares                                31,768      31,816     31,831
                                          -------------------------------
Diluted earnings per
    common share                          $  (2.01)      $  0.70 $  0.94
                                           ==============================

     The computation of diluted EPS for all years presented excludes 4,580,964 shares issuable under the Company's 5.25% Convertible Subordinated Notes because the issuance of the shares would be antidilutive. For 1998 the computation also excludes the effect of stock options, which would be antidilutive due to the Company's net loss.

     CASH AND CASH EQUIVALENTS: The Company considers cash on hand in stores, deposits in banks, certificates of deposit and short-term marketable securities with original maturities of 90 days or less to be cash and cash equivalents.

                           The Sports Authority, Inc.
                   Notes to Consolidated Financial Statements
                                  (continued)

     INVENTORIES: Merchandise inventories are valued on a first-in, first-out
(FIFO) basis at the lower of cost or market using the retail inventory method.

     PROPERTY OWNED AND DEPRECIATION: Land, buildings, leasehold improvements and furniture, fixtures and equipment are recorded at cost, including a provision for capitalized interest. Depreciation is provided over the estimated useful lives of related assets on the straight-line method for financial statement purposes and on accelerated methods for income tax purposes. Most store properties are leased and improvements are amortized over the term of the lease but not more than 10 years. Other estimated useful lives include 40 years for building, seven years for store fixtures and five years for other furniture, fixtures and 0uipment.

     IMPAIRMENT OF ASSETS: In accordance with Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company evaluates the carrying value of net property owned, property held for resale and intangibles whenever events or changes in circumstance indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded when the net book value of assets exceeds their fair value, as measured by projected undiscounted future cash flows.

     GOODWILL: The Company was a wholly-owned subsidiary of Kmart Corporation ("Kmart") until November 23, 1994, when the Company completed an Initial Public Offering ("IPO") of its common stock. Goodwill represents the excess of Kmart's cost to acquire the Company over the fair value of the assets as of March 2, 1990, the date Kmart acquired the Company. Goodwill is amortized over 40 years using the straight-line method. The Company evaluates the recoverability of goodwill and the amortization period on an annual basis. Several factors are used to evaluate goodwill, including management's plans for future operations, recent operating results and projected, undiscounted cash flows. The primary method is projected, undiscounted cash flows.

     FINANCIAL INSTRUMENTS: Statement of Financial Accounting Standards No. 107 ("SFAS 107"), "Disclosures about Fair Value of Financial Instruments" requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate fair value:

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

     As of January 24, 1999, the 5.25% Convertible Subordinated Note had a carrying value of $149.5 million and a fair value of $99.6 million, and the notes receivable had a carrying value of $5.3 million and a fair value of $4.7 million. There were no other significant differences in the carrying value and fair value of financial instruments as of January 24, 1999.

     LICENSEE SALES: Until August 1998, winter sports merchandise in North American stores was sold through a license agreement under which the Company received a percentage of product sales in exchange for rent and services. The Company sold licensee winter sports merchandise at 165 stores until termination of the agreement on August 1, 1998. Additionally, the Company sells diving merchandise in three locations through a similar, ongoing license agreement. Sales of licensee merchandise are excluded from total sales. Effective August 1, 1998, the Company began directly selling winter sports apparel and hardlines in virtually all North American stores. Sales of Company-owned winter sports merchandise are included in total sales.

     PRE-OPENING COSTS: In April 1998, the AICPA issued Statement of Position No. 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires that start-up and pre-opening costs be expensed as incurred, and is effective for years beginning after December 15, 1998. In 1998 and prior, the Company expensed the cost of opening a new store in the first month of operation. The Company will adopt SOP 98-5 during 1999 and does not expect its adoption will have a material impact on the Company's consolidated results of operations, financial position and cash flows.

     CLOSING COSTS: The Company provides for the future net lease obligation, non-recoverable investment in fixed assets, severance payments and other expenses related to store closings in the period that the Company commits to a plan of exit. Reserves are evaluated periodically based on actual closing costs, and are adjusted for material changes in estimates.

     INCOME TAXES: The Company provides for income taxes currently payable, as well as deferred income taxes resulting from temporary differences between the basis of assets and liabilities for tax purposes and for financial statement purposes, in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes."

     FOREIGN CURRENCY TRANSLATION: The financial statements of the Company's foreign subsidiaries are maintained in their functional currencies and translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52. Assets and liabilities are translated at current exchange rates existing at the balance sheet date and stockholders' equity is translated at historical exchange rates. Revenues and expenses are translated at the average exchange rate for the period. Translation adjustments are included in accumulated other comprehensive income, which is a separate component of stockholders' equity. Transaction gains and losses included in the Consolidated Statements of Operations are not material.

     COMPREHENSIVE INCOME: Comprehensive income represents the change in equity arising from non-owner sources. Comprehensive income is defined as net income and other comprehensive income items, including foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company's comprehensive income consists of net income and foreign currency translation adjustments.

     RECLASSIFICATION: Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

NOTE 3: RELATED PARTY TRANSACTIONS

Pursuant to a services agreement between JUSCO and Mega Sports, JUSCO provides management and other services to Mega Sports in exchange for a fee equal to 1.0% of Mega Sports' gross sales and reimbursement of reasonable expenses. The Company's financial statements for the 1998, 1997 and 1996 fiscal years include fees paid by Mega Sports to JUSCO totaling $849,000, $487,000, and $130,000, respectively.

     In March 1999, the Company and JUSCO agreed to a comprehensive restructuring of the ownership of Mega Sports, as well as their license and services agreements with Mega Sports. JUSCO paid the Company $1.1 million for 32% of its shares of Mega Sports, reducing the Company's ownership to 19%. The Company entered into a new license agreement which permits Mega Sports to use certain trademarks, technology and know-how of the Company in exchange for royalty fees of 1.0% of Mega Sports' gross sales in 1999, 1.1% in 2000 and 1.2% in 2001 through 2005. Mega Sports has the option of extending the new license agreement for three ten-year periods expiring in 2035. The Company also entered into a new services agreement under which the Company will furnish certain purchasing, merchandising and information system services, and Mega Sports will reimburse the Company for costs incurred. As a result of the reduction in ownership, the Company will discontinue consolidation of the results of operations of Mega Sports beginning in fiscal 1999.

NOTE 4: RESTRUCTURING AND IMPAIRMENT CHARGES

Store Exit Costs: The Company recorded charges of $39.4 million in 1998 and $4.3 million in 1997 for estimated store exit costs and discontinuing the operations of two off-site receiving facilities. The 1998 charge related to the anticipated closing of eighteen stores (of which two will be relocated) as announced in the third quarter of 1998. The decision to close the stores, which included two Canadian stores and one "Ltd." format store, was based on store performance combined with market economic factors, real estate viability and projected future cash flows. As a result of a change in

                           The Sports Authority, Inc.
                   Notes to Consolidated Financial Statements
                                  (continued)

the competitive environment in one market, the Company has decided to postpone indefinitely the closing of one store. The $39.4 million charge included $26.6 million for lease obligations and related costs, net of estimated future sublease revenue, $11.8 million for fixed asset write-downs and disposal costs, $657,000 for employee severance payments to approximately 500 employees, and $441,000 for other exit costs. The Company completed closing of fifteen locations in the first quarter of 1999, and expects to complete the relocation of the two remaining sites in 2000.

     The 1997 charge of $4.3 million related to the closing of three stores and two off-site receiving facilities. The store closings were due primarily to expiration of leases in 1998 and openings of new stores in close proximity to the closing stores. Operations of the two receiving facilities were consolidated into the Company's regional distribution center, which opened in November 1997. The off-site receiving locations were closed in the fourth quarter of 1997, and the stores were closed in February 1998. The off-site receiving facilities were staffed primarily with outside, temporary labor, and the majority of store personnel were relocated to neighboring stores. The $4.3 million store closing charge included $2.1 million for lease obligations and related costs, net of estimated future sublease revenue, $1.8 million for asset write-downs and disposal costs, and $350,000 for other exit costs.

     A reconciliation of store exit reserves follows:

                                              Lease and
                                               Related     Fixed   Employee
(in thousands)                               Obligations   Assets  Severance  Other   Total
                                             -----------------------------------------------
Reserves for 1997 restructuring charges        $ 2,079    $ 1,823    $ 50     $ 350  $ 4,302
Payments and asset disposals in 1997               (64)         -       -         -      (64)
                                             -----------------------------------------------
Balance at January 25, 1998                      2,015      1,823      50       350    4,238
Reserves for 1998 restructuring charges         26,571     11,777     657       441   39,446
Reclassification of accrued step rent            4,443          -       -         -    4,443
Payments and asset disposals in 1998              (610)    (4,336)    (36)     (130)  (5,112)
                                             -----------------------------------------------
Balance at January 24, 1999                    $32,419    $ 9,264    $671     $ 661  $43,015
                                             ===============================================

     CORPORATE RESTRUCTURING: Corporate restructuring to realign strategic business functions and internal processes resulted in changes in management. In connection with this restructuring the Company recorded a $3.9 million charge in 1998 for employment contract obligations to several departing executives. The Company paid $617,000 against the reserve in 1998.

     IMPAIRMENT OF LONG-LIVED ASSETS: The Company recorded an asset impairment loss of $13.5 million in 1998, in accordance with SFAS 121. The charge included a $7.4 million impairment of net property owned (primarily leasehold improvements) and a $6.1 million impairment of lease acquisition costs. The charge was recorded to reduce the carrying value of long-lived assets at five U.S. stores and one Canadian store to estimated fair value. The determination of fair value was based on projected future discounted cash flows of each store. The impairment loss resulted from inappropriate capital allocations and under-performance of stores due to competitive and other market factors. The Company has no plans to dispose of the impaired assets.

NOTE 5: ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

Accounts receivable and other current assets consists of the following:

                                                January 24,  January 25,
(in thousands)                                      1999         1998
                                                -----------------------
Prepaid expenses                                  $19,453       $12,662
Accounts receivable, net of allowances
  of $1,571 and $1,481, respectively               17,862        22,608
Deferred income taxes                              11,123         9,135
                                                -----------------------
  Total                                           $48,438       $44,405
                                                =======================

NOTE 6: NET PROPERTY OWNED

Net property owned consists of the following:

                                       January 24,     January 25,
(in thousands)                            1999            1998
                                       ---------------------------
Property owned:
  Land                                 $  68,581       $  62,087
  Buildings                               98,936          84,686
  Leasehold improvements                  96,130          85,689
  Furniture and fixtures                 206,521         179,605
  Property under capital leases            7,192               -
  Construction in progress                    27           1,503
                                       ---------------------------
                                         477,387         413,570
Less-accumulated depreciation
  and amortization                      (136,016)       (100,520)
                                       ---------------------------
Net property owned                     $ 341,371       $ 313,050
                                       ===========================

Note 7: Other Assets and Deferred Charges

Other assets and deferred charges consists of the following:

                                       January 24,     January 25,
(in thousands)                            1999            1998
                                       ---------------------------
Deferred income taxes (see Note 8)     $  36,346       $  13,380
Leasehold and other deposits              17,703           9,729
Lease acquisition costs,
  net of amortization                     10,123          16,730
Notes receivable                           5,280          12,434
Debt issuance costs                        2,095           2,808
Other                                        526             948
                                       -------------------------
  Total                                $  72,073       $  56,029
                                       =========================

     Leasehold deposits relate to store leasing costs in Japan. Under most lease agreements, Mega Sports is required to give the landlord a deposit approximating the cost of construction at the new store. The deposit is reimbursed at the rate of 10% per year in the tenth through twentieth year of the lease, assuming a 20 year lease. Leasehold deposits, which are non-interest bearing, were $16.5 million and $8.9 million as of January 24, 1999 and January 25, 1998.

     Lease acquisition costs consists primarily of the acquisition of nine leases of two former sporting goods retailers, Herman's Sporting Goods, Inc. and Sportstown, Inc., which were acquired shortly after the retailers filed for bankruptcy. The costs of the leases were deferred and are being amortized on a straight-line basis over the remaining lease lives of the stores. The decrease in lease acquisition costs in 1998 resulted primarily from a $6.1 million charge to impair costs at five stores.

     In June 1996, the Company paid Kmart $5.5 million in principal and accrued interest in exchange for a participation in a privately placed mortgage note. Under the terms of the mortgage note, principal is payable annually and interest semi-annually over the remaining period of 16 years at an interest rate of 8.4%. One of the Company's store leases serves as collateral for the note. In July 1995, the Company entered into an agreement with a developer in which the Company financed the development of a store location in exchange for a $7.2 million promissory note, which was paid in full in June 1998.

     Debt issuance costs relate to the Company's long-term convertible debt and are being amortized over the five year term of the debt using the effective interest method.

NOTE 8: INCOME TAXES

(Loss) income before income taxes is as follows:

(in thousands)                 1998      1997      1996
                           -----------------------------
  United States            $ (88,332)  $43,149   $57,724
  Foreign                    (12,553)   (8,417)   (9,692)
                           -----------------------------
    Total                  $(100,885)  $34,732   $48,032
                           =============================

 The (benefit) provision for income taxes consists of:

(in thousands)                 1998      1997      1996
                            ----------------------------
Current:
  Federal                   $ (5,441)  $19,471   $19,637
  State and local             (1,500)    3,300     2,750
Deferred:
  Federal                    (22,012)   (4,917)       65
  State and local             (6,050)   (1,388)        -
  Foreign                        (25)   (1,736)   (2,855)
                            ----------------------------
    Total                   $(35,028)  $14,730   $19,597
                            ============================

                           The Sports Authority, Inc.
                   Notes to Consolidated Financial Statements
                                   (continued)

     A reconciliation of the federal statutory rate to the Company's effective tax rate follows:

(in thousands)                                               1998                   1997                   1996
                                                    -----------------------------------------------------------------
Federal statutory rate                              $(35,310)     35.0%     $12,156      35.0%     $16,811      35.0%
State and local taxes, net of federal tax benefit     (4,908)      5.0        1,243       3.6        1,788       3.7
Foreign tax rate differential                          3,617      (3.5)         412       1.2          (35)     (0.1)
Goodwill                                                 687      (0.7)         687       2.0          687       1.4
Other                                                    886      (1.1)         232       0.6          346       0.8
                                                    -----------------------------------------------------------------
  Total                                             $(35,028)     34.7%     $14,730      42.4%     $19,597      40.8%
                                                    =================================================================


     Deferred tax assets and liabilities resulted from the following:

                                        January 24,                January 25,
(in thousands)                             1999                       1998
                                        --------------------------------------
Deferred tax assets:
Short-term:
  Inventory                              $   920                    $   807
  Accruals and other liabilities           9,829                      8,167
  Other                                      374                        161
                                        --------------------------------------
    Total short-term                      11,123                      9,135
                                        --------------------------------------
Long-term:
  Accruals and other liabilities           6,930                      6,285
  Property and equipment--foreign            972                        562
  Canada net operating loss                2,501                      5,272
  Restructuring charges/
    asset impairment                      24,018                          -
  Other                                    1,925                      1,261
                                        --------------------------------------
    Total long-term                       36,346                     13,380
                                        --------------------------------------
    Total deferred tax assets             47,469                     22,515
                                        --------------------------------------
Deferred tax liabilities:
Short-term:
  Inventory discounts                          -                      1,509
  Other                                       11                      1,298
                                        --------------------------------------
    Total short-term                          11                      2,807
                                        --------------------------------------
Long-term:
  Property and equipment                   3,762                      4,389
  Other                                      383                        (91)
                                        --------------------------------------
    Total long-term                        4,145                      4,298
                                        --------------------------------------
    Total deferred tax liabilities         4,156                      7,105
                                        --------------------------------------
    Net deferred tax assets              $43,313                    $15,410
                                        ======================================

     The Company has incurred net operating losses for its Canadian subsidiary in fiscal years 1995 through 1998 in the amount of $16.6 million, which expire in fiscal years 2002 through 2005. The Company has determined that up to $8.3 million of the $16.6 million total may expire prior to utilization. The Company wrote down the deferred tax assets of the Canadian subsidiary for the related unrealizable tax benefit of $3.6 million.

NOTE 9: SHORT-TERM DEBT

Short-term debt consists of the following:

                                        January 24,                 January 25,
(in thousands)                             1999                        1998
                                        --------------------------------------
Revolving Credit Facility                $49,472                     $ 4,963
Short-term loans                          24,444                      16,505
Current portion of capital
  lease obligation                         1,707                           -
                                         -----------------------------------
    Total                                $75,623                     $21,468
                                         ===================================

     In April 1995, the Company entered into a Revolving Credit Facility with a group of banks for which First Union National Bank acts as the administrative agent (the "Revolving Credit Facility") to establish a $110 million revolving line of credit to fund working capital requirements. In December 1997, the Revolving Credit Facility was amended to increase the line of credit to $160 million and extend the term of the prior agreement from April 26, 1998 to April 26, 1999. In October 1998, the Revolving Credit Facility was amended to secure the Company's obligations with a pledge of inventories and accounts receivable, and to relax certain financial covenants. The financial covenants relate to the maintenance of a minimum fixed charge coverage ratio, a maximum leverage ratio and a minimum tangible net worth. Restrictive covenants pertain to limitations on indebtedness, liens, contingent obligations, loans and investments, dividends and distributions, liquidations, mergers, consolidations, disposition of assets or subsidiaries, transactions with affiliates and fundamental corporate changes.

     Borrowings under the Revolving Credit Facility bear interest at the election of the Company at either the Alternate Base Rate or LIBO Rate, both as defined in the Revolving Credit Facility. Subject to the provisions of the Revolving Credit Facility, the Company may, from time to time, borrow, repay and reborrow under such facility. The entire unpaid balance may be prepaid at any time without penalty, and is payable in full on April 26, 1999. The weighted average interest rate on borrowings was 6.6% and 7.1% in 1998 and 1997, respectively.

     On March 15, 1999 the Company signed a letter of commitment with BankBoston Retail Finance Inc. to complete a $200 million lending agreement ("BankBoston Credit Facility"). The Company expects to close the agreement in April 1999, subject to a satisfactory completion of documentation and closing conditions, and the agreement will be for a three-year term ending in April 2002. This facility will replace the Revolving Credit Facility. The BankBoston Credit Facility will be secured with Company inventory and will contain no financial covenants related to operating results. The projected rate at which borrowings will bear interest will be LIBO Rate plus 1.75%. Borrowings under this facility will be used primarily to finance working capital and for general corporate purposes.

     Mega Sports has entered into a series of short-term loans with four Japanese banks at a principal amount of 2.8 billion yen (US $24.4 million). The loans are at fixed rates ranging from 1.07% to 1.40% and mature on varying dates ranging from February 1999 to November 1999. Interest on the loans is due quarterly and is paid in arrears. The loans are unsecured and contain no performance covenants.

NOTE 10: LONG-TERM DEBT

Long-term debt consists of the following:

                                        January 24,                 January 25,
(in thousands)                            1999                        1998
                                        ---------------------------------------
5.25% Convertible Subordinated Notes     $149,500                   $149,500
Term loans                                 19,217                      7,939
Long-term portion of capital lease
  obligations                               4,531                          -
                                         --------------------------------------
    Total                                $173,248                   $157,439
                                         ======================================


     In September 1996, the Company issued 5.25% Convertible Subordinated Notes ("the Notes") in a principal amount of $149.5 million. The Notes will mature on September 15, 2001, and are convertible at the option of the holders into an aggregate of 4,580,964 shares of the Company's common stock at any time on or after the 90th day following the issue date until the maturity date, at a conversion price of $32.635 per share, subject to adjustment in certain events. Interest is payable semi-annually, on March 15 and September 15 of each year. The Notes are redeemable at the option of the Company at any time on or after September 15, 1999 at declining redemption prices beginning with 102.1% of par at September 15, 1999. The Notes are unsecured obligations of the Company subordinated in right of payment to all existing and future Senior Indebtedness, as defined in the Indenture pursuant to which the Notes were issued.

     Mega Sports has entered into a series of unsecured term loans with four Japanese banks at a principal amount of 2.2 billion yen (US $19.2 million). The loans are at fixed rates ranging from 1.24% to 1.76% and mature on varying dates through September 2001. Interest is due quarterly and is paid in advance. The loans may not be prepaid without consent of the banks. The loans contain no financial performance covenants.

     Interest expense in the accompanying Consolidated Statements of Operations is net of capitalized interest of $762,000, $844,000 and $354,000 in 1998, 1997 and 1996, respectively.

                           The Sports Authority, Inc.
                   Notes to Consolidated Financial Statements
                                   (continued)

NOTE 11: OTHER LONG-TERM LIABILITIES

Other long-term liabilities consists of the following:

                                             January 24,            January 25,
(in thousands)                                  1999                   1998
                                             ----------------------------------
Step rent accrual                            $24,398                  $23,534
Store closing reserve                         21,414                    1,839
Deferred income taxes                          4,145                    4,298
Other                                            847                    1,000
                                             ----------------------------------
 Total                                       $50,804                  $30,671
                                             ==================================

     In accordance with Statement of Financial Accounting Standard No. 13, "Accounting for Leases," rental expense for the Company's store leases is recognized on a straight-line basis even though a majority of the store leases contain escalation clauses. The step rent accrual reflects adjustments for escalating rental obligations and is expected to increase due to the relative immaturity of the existing stores.

     The store closing reserve consists primarily of accrued lease obligations and costs, net of estimated future sublease revenue, related to the 1998 restructuring charges. (See Note 4).

 NOTE 12: COMMITMENTS AND CONTINGENCIES

     Prior to the Company's IPO on November 23, 1994, the Company was a wholly-owned subsidiary of Kmart. Kmart continues to guarantee approximately 59 leases in effect or committed to as of the date of the IPO. Pursuant to a Lease Guaranty, Indemnification and Reimbursement Agreement ("Indemnification Agreement"), the Company has agreed to indemnify Kmart for any losses incurred by Kmart as a result of actions or omissions on the part of the Company, as well as for all amounts paid by Kmart pursuant to Kmart's guarantees of the Company's leases. In addition, Kmart has certain rights to acquire leased stores guaranteed by Kmart if its losses or unreimbursed guaranty payments exceed certain levels or the Company fails to meet certain financial performance ratios.

     Leases with respect to five of the Company's stores serve as collateral for certain mortgage pass-through certificates (the "Certificates"). The Certificates include a provision which would permit the holders of the mortgage pass-through certificates to require the Company or, upon the Company's failure, Kmart, to repurchase the underlying mortgage notes in certain events, including the failure by the Company to make payments of rent under the related lease, the failure by Kmart to maintain required debt ratings or the termination of the guarantee by Kmart of the Company's obligations under the related lease. In the event the Company is required to repurchase all of the underlying mortgage notes, the Company would be obligated to either refinance or pay approximately $27 million.

     The lease with respect to one of the Company's stores serves as collateral for a privately placed mortgage note (the "Note") which is also secured by leases of adjacent tenants. The Note, of which the principal amount is $3.5 million, may be put back to Kmart in certain events, including a decline in Kmart's debt rating. Under the Indemnification Agreement, the Company must reimburse Kmart for "losses" in connection with the Company's allocable share of Kmart's payments on the put of the Note.

     There are various claims, lawsuits and pending actions against the Company incident to its operations. It is the opinion of management that the ultimate resolution of these matters will not have a material effect on the Company's liquidity, financial position or results of operations.

NOTE 13: LEASES

     DESCRIPTION OF LEASING ARRANGEMENTS: The Company conducts operations primarily in leased facilities. Store leases are generally for terms of 10 to 25 years with multiple five-year renewal options which allow the Company the option to extend the life of the lease up to 25 years beyond the initial noncancellable term. Certain leases require the Company to pay additional amounts, including rental payments based on a percent of sales, and executory costs related to taxes, maintenance and insurance. Some selling space has been sublet to other retailers in certain of the leased facilities. The Company also leases certain equipment used in the course of operations under operating leases.

     LEASE COMMITMENTS: Future minimum lease payments at January 24, 1999 were as follows:

(in thousands)                                        Operating
                                                      ---------
Year:
   1999                                              $ 108,200
   2000                                                104,684
   2001                                                100,340
   2002                                                 98,340
   2003                                                 95,301
   Later years                                         899,329
                                                    ----------
     Total minimum lease payments                    1,406,194
Less: minimum sublease rental income                    (8,782)
                                                    ----------
Net minimum lease payments                          $1,397,412
                                                    ==========

     RENTAL EXPENSE: A summary of operating lease rental expense and short-term rentals follows:

(in thousands)                          1998       1997       1996
                                      ------------------------------
Minimum rentals                       $101,866    $86,148    $71,129
Percentage rentals                          80        292        589
Less: sublease rentals                  (1,023)      (967)      (967)
                                      ------------------------------
Total                                 $100,923    $85,473    $70,751
                                      ==============================

NOTE 14: EMPLOYEE RETIREMENT PLANS

Employees of the Company who meet certain requirements as to age and service are eligible to participate in The Sports Authority 401(k) Savings and Profit Sharing Plan and certain executives are eligible to participate in The Sports Authority Supplemental 401(k) Savings and Profit Sharing Plan. The Company's expense related to these plans was $2.5 million, $2.3 million and $1.8 million for 1998, 1997 and 1996, respectively.

     The Company currently has an unfunded supplemental executive retirement plan for certain executives of the Company. Pension benefits earned under the plan are primarily based on years of service at the level of Vice President or higher after June 1990 and average compensation, including salary and bonus. Prior service costs are amortized over the average remaining service lives of the employees. The following summarizes the pension expense and benefit obligations for the plan as of December 31, 1998 and December 31, 1997:


(in thousands)                           1998       1997
                                         ---------------

Pension expense
Service cost on benefits earned
  during the period                     $   335     $   282
Interest cost on the projected
  benefit obligation:                       106          80
Net amortization and deferral                36          44
                                         ------------------
  Total                                 $   477     $   406
                                         ==================

Benefit obligations
Actuarial present value of
  benefit obligations:
Vested benefit obligation               $  (736)    $  (269)
                                         ==================
Accumulated benefit obligation           (1,055)       (694)
                                        ===================
Projected benefit obligation             (1,630)     (1,699)
Unrecognized prior service cost             446         558
Unrecognized net loss                        15         435
                                        -------------------
Accrued pension liability               $(1,169)    $  (706)
                                        ===================

     The Company assumed a weighted average discount rate of 6.50% and 6.75% for 1998 and 1997, respectively, and an annual increase in the rate of compensation of 6.0% in determining the pension benefit obligation.

     The Company has assumed all obligations for senior executives previously covered under the Kmart supplemental executive retirement plan. The vested benefit obligation for pension benefits under the Kmart plan was $311,000 and $284,000 as of December 31, 1998 and December 31, 1997, respectively. Interest on the obligation accrues at a rate of 6.5%. Prior service costs are being amortized over the average remaining service lives of the employees.

                           The Sports Authority, Inc.
                   Notes to Consolidated Financial Statements
                                   (continued)

NOTE 15: STOCK PURCHASE, STOCK OPTION AND RESTRICTED STOCK PLANS

In connection with the IPO, the Company adopted the Management Stock Purchase Plan (the "Management Plan") and the Employee Stock Purchase Plan (the "Employee Plan"). Under the Management Plan, the Company's senior management personnel were required, prior to May 1996, to receive a minimum of 20%, and were permitted to elect to receive up to 100%, of their annual incentive bonuses in the form of restricted common stock of the Company at a 20% discount from fair value. In addition, certain senior management personnel were given a one-time opportunity to invest up to $1.0 million each to purchase restricted common stock at the time of the IPO, at a 20% discount from the IPO price, net of the underwriting discount. For each restricted share of common stock so purchased, the Company granted the employee an option to purchase one additional restricted share of common stock at the IPO price, less the underwriting discount. Restricted shares of common stock purchased or acquired through exercise of options granted under the Management Plan are restricted from sale or transfer for three years from the date of purchase, except in the event of a change in control of the Company, as defined in the plan, and certain other events.

     The Employee Plan allows the Company's employees to purchase shares of the Company's common stock at a 15% discount from its fair market value. Shares purchased through the Employee Plan are restricted from sale or transfer for one year from the date of purchase, except in the event of a change in control of the Company, as defined in the plan, and certain other events.

     In connection with the IPO, the Company also adopted a Stock Option Plan under which the Company may grant options to purchase up to 2,274,591 shares of the Company's common stock. The exercise price of options to be granted under this plan may not be less than the fair market value per share of common stock at grant date. Options become exercisable two and one-half to three years after the grant date and expire over a period of not more than ten years. Exercisability is accelerated on a change in control of the Company, as defined in the plan, and in certain other events.

     In May 1996, the Company adopted the 1996 Stock Option and Restricted Stock Plan (the "1996 Plan"). The number of shares reserved for grants under the plan is 2,250,000 of which 1,950,000 are reserved for grants of options and 300,000 are reserved for the grant of restricted shares. The exercise price of options to be granted under the plan may not be less than the fair market value per share of common stock at grant date, except that options granted in lieu of a bonus may be granted at a price not less than 80% of the fair market value. The Compensation Committee of the Board (the "Committee") has sole discretion to determine the vesting and exercisability provisions of each option granted, except that no option may become exercisable and no option which is not granted in lieu of a bonus may vest until the optionee has completed at least one year of employment after the date of grant. Exercisability is accelerated on a change in control of the Company, as defined in the plan, and in certain other events. The term of each option may not exceed ten years from the date of grant. The Committee has sole discretion to determine the restricted period for each grant of restricted shares, but in no event may the restricted period be less than six months after the date of grant. The restricted period is accelerated on a change in control of the Company, as defined in the plan, and in certain other events.

     The Company recognizes compensation expense for the discount on restricted common stock purchased under the Management Plan. Such discounts are recognized as expense on a straight-line basis over the three-year period during which the shares are restricted from sale or transfer. The Company is not required to record compensation expense with respect to shares purchased under the Employee Plan. The Company recognizes compensation expense over the restricted period for shares granted under the 1996 Plan. The Company's expense related to the Management Plan and 1996 Plan was $903,000, $510,000 and $497,000 in 1998, 1997
and 1996, respectively.

     In 1996, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock Based Compensation," to establish a fair value based method of accounting for stock compensation plans for awards granted in fiscal years that begin after December 15, 1994. The Company used the Black-Scholes option-pricing model with the following weighted average assumptions in determining the fair value of options granted in 1998, 1997 and 1996: expected volatility of 37%, risk-free interest rates of 5.2%, 6.4% and 6.0% for 1998, 1997 and 1996, respectively, and an expected life of 5 years.

     A summary of stock option activity is as follows:

                                                  1998                   1997                    1996
                                        -----------------------------------------------------------------------------
                                                     WEIGHTED                  WEIGHTED                  WEIGHTED
                                                      AVERAGE                   AVERAGE                   AVERAGE
                                          SHARES   EXERCISE PRICE   SHARES   EXERCISE PRICE   SHARES   EXERCISE PRICE
                                        -----------------------------------------------------------------------------
Outstanding at beginning of year        2,323,885     $14.86      2,014,136      $13.34      1,435,098    $12.11
        Granted                         1,314,321       9.81        627,599       19.21        736,400     15.76
        Exercised                        (120,413)     12.18       (130,395)      11.91              -         -
        Canceled                         (583,596)     16.65       (187,455)      15.20       (157,362)    13.47
                                        -----------------------------------------------------------------------------
Outstanding at end of year              2,934,197      12.36      2,323,885       14.86      2,014,136     13.34
                                        =============================================================================
Exercisable at end of year              1,105,226      12.72        726,936       11.91          3,853     12.11
                                        =============================================================================
Weighted average fair value of
        options granted during year         $4.06                     $8.31                      $6.71

A summary of stock options outstanding at January 24, 1999 is as follows:


                                 Options Outstanding                             Options Exercisable
------------------------------------------------------------------------------------------------------------
                                   Weighted Average      Weighted                               Weighted
   Range of        Outstanding at     Remaining           Average       Exercisable at           Average
Exercise Prices  January 24, 1999  Life (in years)     Exercise Price  January 24, 1999       Exercise Price
------------------------------------------------------------------------------------------------------------
$ 4.25-$10.75         882,471            9.3              $ 8.56            3,250                  $10.75
 11.91- 17.50       1,807,827            4.1               13.29        1,024,477                   12.18
 17.75- 27.25         243,899            8.1               19.25           77,499                   19.25
                    ---------                                           ---------
                    2,934,197            6.0               12.36        1,105,226                   12.67
                    =========                                           =========
Available for Grant 1,089,586
                    =========

                           The Sports Authority, Inc.
                   Notes to Consolidated Financial Statements
                                   (continued)

     The Company applies Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for the stock option plans and Employee Plan. Had SFAS 123 been applied, the compensation cost would have been $2.7 million, $3.2 million and $1.9 million for 1998, 1997 and 1996, respectively, and net (loss) income and earnings per common share would have been as follows:


(in thousands,
except per share data)                  1998        1997         1996
                                      ---------------------------------
Net (loss) income     As reported     $(63,791)    $22,193      $30,005
                      Pro forma        (65,517)     20,286       28,831

Basic earnings
  per common
  share               As reported     $  (2.01)    $  0.70      $  0.96
                        Pro forma        (2.06)       0.64         0.92

Diluted earnings
  per common
  share               As reported     $  (2.01)    $  0.70      $  0.94
                      Pro forma          (2.06)       0.64         0.92

NOTE 16: SHAREHOLDER RIGHTS PLAN

On September 22, 1998, the Company's Board of Directors adopted a Shareholder Rights Plan and declared a dividend distribution of one "Right" per outstanding share of common stock. Each Right entitles the stockholder to buy a unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Shares (a "Unit") or, in certain circumstances, a combination of securities and assets of equivalent value at a purchase price of $50 per Unit, subject to adjustment. Each Unit carries voting and dividend rights that are intended to produce the equivalent of one share of common stock.

     The Rights become exercisable only if (i) a person or group acquires 20% or more of the Company's outstanding common stock, or (ii) a person or group announces a tender offer for 20% or more of the Company's outstanding common stock. In certain events the Rights entitle each stockholder to receive shares of common stock having a value equal to two times the exercise price of the Right, and the Rights of the acquiring person or group will become null and void. These events include, but are not limited to (i) a merger in which the Company is the surviving corporation, and (ii) acquisition of 20% or more of the Company's outstanding common stock other than through a tender offer that provides fair value to all stockholders. If the Company is acquired in a merger in which it is not the surviving corporation, or more than 50% of its assets or earning power is sold or transferred, each holder of a Right will have the right to receive, upon exercise, common shares of the acquiring company.

     The Company can redeem each Right for $.01 at any time prior to the Rights becoming exercisable. Rights that are not redeemed or exercised will expire on October 5, 2001.

NOTE 17: QUARTERLY HIGHLIGHTS (UNAUDITED)

                                       1998 Quarter Ended
                              ----------------------------------------
(in thousands,
except per share data)          April     July     October     January
                              ----------------------------------------
Sales                        $346,464    $427,238  $366,973    $458,985
Operating (loss) income        (4,263)      8,696   (98,913)      5,560(a)
Net (loss) income              (3,746)      3,827   (64,888)      1,016(a)
Diluted earnings per
 common share                    (.12)        .12     (2.04)        .03


                                      1997 Quarter Ended
                              ----------------------------------------
(in thousands,
except per share data)          April     July     October      January
                              ----------------------------------------
Sales                        $319,802    $383,294  $340,896     $420,573
Operating income                4,914      16,901     4,024       14,845(b)
Net income                      2,604       9,555     2,011        8,023(b)
Diluted earnings per
 common share                     .08         .30       .06          .25

(a) Fourth quarter adjustments in 1998 had the effect of increasing operating income and net income by approximately $6.5 million and $3.8 million, respectively. These adjustments related primarily to reductions in the Company's bonus accrual and other miscellaneous accruals.

(b) Fourth quarter adjustments in 1997 had the effect of increasing operating income and net income by approximately $5.2 million and $3.0 million, respectively. These adjustments related primarily to vendor rebates and a reduction in the Company's bonus accrual.

34