Form 10-K, Exhibit 13
period 2002-02-02
SPORTS AUTHORITY INC /DE/
filed 2002-04-17
CIK 929470

                                                                    Exhibit 13.1

                          THE SPORTS AUTHORITY, INC.
                     SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below reflects the historical results of operations, financial position and operating data of the Company for the periods indicated and should be read in conjunction with the consolidated financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

                                                                         Fiscal Year Ended (1)
                                                  --------------------------------------------------------------------
                                                  February 2,    February 3,   January 29,   January 24,   January 25,
                                                     2002           2001          2000          1999          1998
                                                  --------------------------------------------------------------------
Statement of Operations Data:
 (in thousands, except per share data)
 Sales                                             $1,415,552    $1,485,839    $1,492,860    $1,599,660    $1,464,565
 Gross margin                                         386,799       395,761       360,564       390,959       419,537
 License fee income                                     3,446         2,748         1,829           841         3,345
 Selling, general and administrative expenses         360,788       366,092       394,963       410,730       365,363
 Pre-opening expense                                        5         2,131         1,609        11,194        10,570
 Goodwill amortization                                      -             -         1,963         1,963         1,963
 Store exit costs                                       5,553         2,763         8,861        39,446         4,302
 Corporate restructuring                                  800             -          (700)        3,930             -
 Impairment of long-lived assets                            -             -        88,751        13,457             -
                                                   ----------    ----------    ----------    ----------    ----------
 Operating income (loss)                               23,099        27,523      (133,054)      (88,920)       40,684
 Interest, net                                        (13,332)      (20,744)      (15,287)      (11,965)       (5,952)
 Gain on sale of securities                             2,538             -             -             -             -
 Gain on deconsolidation of joint venture                   -             -         5,001             -             -
                                                   ----------    ----------    ----------    ----------    ----------
 Income (loss) before income taxes,
  extraordinary gain and accounting change             12,305         6,779      (143,340)     (100,885)       34,732

 Income tax expense (benefit)                               -             -        22,721       (35,028)       14,730
 Minority interest                                          -             -             -        (2,066)       (2,191)
                                                   ----------    ----------    ----------    ----------    ----------
 Income (loss) before extraordinary gain
   and accounting change                               12,305         6,779      (166,061)      (63,791)       22,193
 Extraordinary gain, net of tax                           548        18,647         5,517             -             -
 Cumulative effect of accounting change                  (503)            -             -             -             -
                                                   ----------    ----------    ----------    ----------    ----------
 Net income (loss)                                 $   12,350    $   25,426    $ (160,544)   $  (63,791)   $   22,193
                                                   ==========    ==========    ==========    ==========    ==========

 Basic earnings (loss) per common share:
   Income (loss) before extraordinary gain         $      .38    $      .21    $    (5.19)   $    (2.01)   $     0.70
   Extraordinary gain, net of tax                         .02           .57           .17             -             -
   Cumulative effect of accounting change                (.02)            -             -             -             -
                                                   ----------    ----------    ----------    ----------    ----------
   Net income (loss)                               $      .38    $      .78    $    (5.02)   $    (2.01)   $     0.70
                                                   ==========    ==========    ==========    ==========    ==========

 Diluted earnings (loss) per common share:
   Income (loss) before extraordinary gain         $      .37    $      .21    $    (5.19)   $    (2.01)   $     0.70
   Extraordinary gain, net of tax                         .02           .57           .17             -             -
   Cumulative effect of accounting change                (.02)            -             -             -             -
                                                   ----------    ----------    ----------    ----------    ----------
   Net income (loss)                               $      .37    $      .78    $    (5.02)   $    (2.01)   $     0.70
                                                   ==========    ==========    ==========    ==========    ==========

Percent of Sales Data:
 Gross margin                                            27.3%         26.6%         24.2%         24.4%         28.6%
 Selling, general and administrative expenses            25.5          24.6          26.5          25.7          24.9
 Operating income (loss)                                  1.6           1.9          (8.9)         (5.6)          2.8
 Income (loss) before income taxes,
  extraordinary gain and accounting change                0.9           0.5          (9.6)         (6.3)          2.4

                                                                             Fiscal Year Ended (1)
                                                  ---------------------------------------------------------------------------
                                                  February 2,     February 3,     January 29,     January 24,     January 25,
                                                     2002            2001             2000            1999            1998
                                                  ---------------------------------------------------------------------------
Selected Financial and Operating Data:
 Stores at end of period                                  198             198             203             226             199
 Comparable store sales increase (decrease) (2)          (3.0)%           1.5%           (3.4)%          (3.7)%          (2.2)%
 Inventory turnover                                       2.7             2.8             2.9             3.1             3.1
 Weighted average sales per square foot           $       165     $       175     $       172     $       177     $       193
 Weighted average sales per store (3)
   (in thousands)                                       7,152           7,440           7,282           7,661           8,334
 Average sale per transaction                           46.03           47.68           45.67           46.53           46.54
 End of period inventory net of accounts
  payable per store (in thousands)                      1,274           1,495           1,250             831             900
 Capital expenditures (in thousands)                   20,486          35,879          31,640          84,561         114,271
 Depreciation and amortization (in thousands)          41,663          40,840          46,908          47,921          37,314

Balance Sheet Data - End of Period:
  (in thousands)
 Working capital (4)                              $   188,738     $   160,200     $    62,102     $    30,545     $    99,710
 Total assets                                         601,157         662,547         643,003         897,454         807,990
 Long-term debt                                       179,333         205,100         126,029         173,248         157,439
 Stockholders' equity                                 155,123         142,317         116,110         272,912         333,551

_________
(1) The fiscal years ended February 3, 2001 and January 29, 2000 consisted of 53 weeks. All other fiscal years shown each consisted of 52 weeks.
(2) Reflects comparable store sales, excluding sales from stores closed in the respective fiscal years. (See Management's Discussion and Analysis of Financial Condition and Results of Operations).
(3) For fiscal 2000 and 1999, sales per store have been adjusted to reflect a comparable 52 week period.
(4) The higher level of working capital in 2000 and 2001 reflects the reclassification of borrowings under the Company's revolving credit facility from short-term to long-term based on an amendment to the facility in August 2000.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

     The following table sets forth the Company's statement of operations data as a percent of sales for the periods indicated.

                                                                             Fiscal Year Ended
                                                                  ------------------------------------------
                                                                  February 2,    February 3,     January 29,
                                                                     2002           2001            2000
                                                                  ------------------------------------------
Sales                                                                   100.0%         100.0%          100.0%
Cost of merchandise sold, including
 buying and occupancy costs                                              72.7           73.4            75.8
                                                                  -----------    -----------     -----------
Gross margin                                                             27.3           26.6            24.2
License fee income                                                        0.2            0.2             0.1
Selling, general and administrative expenses                             25.5           24.6            26.5
Pre-opening expense                                                         -            0.1             0.1
Goodwill amortization                                                       -              -             0.1
Store exit costs                                                          0.4            0.2             0.6
Impairment of long-lived assets                                             -              -             5.9
                                                                  -----------    -----------     -----------
Operating income (loss)                                                   1.6            1.9            (8.9)
Interest, net                                                            (0.9)          (1.4)           (1.0)
Gain on sale of investment securities                                     0.2              -               -
Gain on deconsolidation of joint venture                                    -              -             0.3
                                                                  -----------    -----------     -----------
Income (loss) before income taxes, extraordinary gain and
 cumulative effect of accounting change                                   0.9            0.5            (9.6)
Income tax expense                                                          -              -             1.5
                                                                  -----------    -----------     -----------
Income (loss) before extraordinary gain and
 cumulative effect of accounting change                                   0.9            0.5           (11.1)
Extraordinary gain, net of tax                                              -            1.2             0.3
Cumulative effect of accounting change                                      -              -               -
                                                                  -----------    -----------     -----------
Net income (loss)                                                         0.9%           1.7%          (10.8)%
                                                                  ===========    ===========     ===========

     The following table sets forth the Company's store openings and closings for the periods indicated.

                                                                             Fiscal Year Ended
                                                                  ------------------------------------------
                                                                  February 2,    February 3,     January 29,
                                                                     2002           2001            2000
                                                                  ------------------------------------------
Beginning number of stores (a)                                            198            201             226
Openings                                                                    -              5               3
Closings (a)                                                                -             (8)            (15)
Deconsolidation of joint venture                                            -              -             (13)
                                                                  -----------    -----------     -----------
Ending number of stores                                                   198            198             201
                                                                  ===========    ===========     ===========

(a) The beginning number of stores for the fiscal year ended February 3, 2001 excludes two clearance stores, opened on a test basis in previously closed store sites, and subsequently re-closed in the second quarter of 2000. The clearance centers were also excluded from fiscal 1999 store openings.

Critical Accounting Policies and Use of Estimates

  The Company's significant accounting policies are described in Note 2 to the Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. In preparing the financial statements, the Company is required to make estimates and judgments which affect the results of its operations and the reported value of assets and liabilities. Actual results may differ from these estimates. The Company believes that the following summarizes critical accounting policies which require significant judgments and estimates in the preparation of its consolidated financial statements.

Vendor Entitlements
  Entitlements include rebates, allowances and cooperative advertising funds received from vendors. These funds are determined for each fiscal year and are, at times, dependent on projected purchase volumes and advertising plans. The amounts to be received are subject to changes in market conditions or marketing strategies for the vendors, and changes in profitability or sell-through of the related merchandise for the Company. The Company records an estimate of earned entitlements based on the latest information available with respect to purchase volumes, advertising plans and status of negotiations with vendors.

Inventory Valuation
  Lower of Cost or Market: Inventory is valued using the lower of weighted average cost or market method. Market is determined based on estimated net realizable value, which is generally the selling price of the merchandise. The Company regularly reviews aged and excess inventories to determine if the carrying value of such inventories exceeds its realizable value, and records a reserve to reduce the carrying value to net realizable value as necessary. A determination of net realizable value requires significant judgment and estimates and is based on the Company's historical markdown experience, anticipated markdowns, future merchandising and advertising plans, seasonal considerations, expected business trends and other factors.

  Shrink Reserves: Shrink is accrued as a percentage of merchandise sales based on historical shrink trends in the most recent twelve months. The Company performs physical inventories at its stores and distribution centers throughout the year. The reserve for shrink at February 2, 2002 represents an estimate for shrink for each location since its last physical inventory date. Estimates by location and in the aggregate are impacted by internal and external factors and may vary significantly from actual results.

Store Exit Reserves
  Store exit reserves represent obligations associated with closed stores, which are established at the net present value of estimated costs to be incurred beyond the store closing date, including lease obligations, real estate taxes and other occupancy related costs. The Company actively pursues the sublease, assignment or termination of its lease obligations at closed store sites and, in recording store exit reserves, reduces its future obligation under store leases by estimated sublease receipts. The estimate of sublease amounts, as well as the estimate of time to secure a subtenant, requires significant judgment. Such estimates are based on the Company's historical experience, broker analyses, and current economic and real estate market conditions. The Company regularly reviews its store exit reserves for adequacy based on current information and makes adjustments to the reserves as necessary.

Asset Impairment
  The Company reviews the carrying value of its long-lived assets whenever events and circumstances indicate that the carrying value of assets may not be recoverable based on estimated future cash flows. Assets are reviewed at the lowest level for which cash flows can be identified, which is the store level. In determining future cash flows, significant estimates are made with respect to future operating results of each store over its remaining lease term. Assets are written down to fair value, as measured by discounted future cash flows, when a determination is made that the carrying value of long-lived assets may not be recoverable.

Income Taxes
  Deferred tax assets and liabilities are recognized based on differences between the financial statement carrying amount and the tax bases of assets and liabilities. Deferred tax assets are reviewed for recoverability based on projections of future operating results, which dictate the Company's ability to realize its tax assets. In 1999, the Company recorded a valuation allowance on 100% of its net deferred tax assets based on a presumption that such tax assets would not be realized due to recurring losses experienced at that time. In 2001 and 2000, the Company earned taxable income which was largely offset by net operating loss carryforwards. The valuation allowance was reduced to reflect the utilization of net operating losses and other changes in deferred taxes, resulting in no tax provision in those years. The Company has a remaining allowance of $49.6 million, which will be reduced as deferred tax assets are realized or when the Company will have generated sufficient income to overcome the presumption that such assets will not be realized.

Self-Insured Reserves
  The Company is self-insured under its medical and workers' compensation plans and its general liability plan up to a self-insured retention amount. The Company records a reserve for the estimated cost of both reported and incurred but not reported ("IBNR") claims. The estimate of the Company's current claim obligation requires significant judgment and is based on specific loss estimates for reported claims, and on loss triangulation estimates of future claims payments, including IBNR's. Reserves are regularly evaluated for adequacy based on then-available information, including historical claims experience and expected future claims costs.

Analysis Of Operating Results

Fiscal Years Ended February 2, 2002 (fiscal 2001) and February 3, 2001 (fiscal
2000)

  Sales for the 52 weeks ended February 2, 2002 were $1,415.6 million, a decrease of $70.2 million, or 4.7%, from sales of $1,485.8 million for the 53 weeks ended February 3, 2001. In the first quarter of 2001, the Company adopted EITF Issue No. 00-14, "Accounting for Certain Sales Incentives," which requires that sales be reported net of sales incentives such as coupons and rebates. Sales in the 2000 period reflect the reclassification of $13.0 million in sales incentives, which were previously treated as a component of merchandise costs or as selling, general and administrative expense.

  Results for the 2000 period include sales from closed stores of $21.0 million. During 2000, the Company closed ten stores, including two clearance stores, pursuant to its store closing plans. Additionally, the 2000 period includes sales for 53 weeks, versus 52 weeks in 2001, producing a decline in sales of approximately $20.3 million. Excluding the impact of store closings and the 53-52 week comparison, sales decreased $28.9 million, or 2.0%. The decrease was attributable to a comparable store sales decline of $43.6 million, or 3.0%, partially offset by non-comparable sales from stores opened in 2000. In deriving comparable store sales, sales in the prior fiscal year were adjusted for the difference between the fiscal 2000 and 2001 calendars such that comparable days are included in the measurement.

  The decrease in comparable store sales reflected the soft economic climate in 2001, which deteriorated further after the terrorist attacks on September 11, 2001. The decline also resulted from a comparison to prior year non-comparable events such as Major League Baseball's "Subway Series" and the scooter fad; however, comparable store sales increased 1.0% in the fourth quarter of 2001, reflecting an improved retail climate combined with the increasing impact of turnaround initiatives implemented throughout 2001. Key initiatives included: improving in-stock positions by increasing the number of SKU's on automatic replenishment and other supply chain improvements; enhancing advertising effectiveness by changing the timing and type of media used; and increasing sales productivity through employee training and certification programs. In terms of merchandise sales mix, fitness, ladies activewear and bicycles performed well throughout 2001, and footwear and basketball showed significant improvements in the fourth quarter. Gains in these areas were offset by continued declines in the hunting and fishing categories, inline skates and licensed product. The Company is actively addressing these underperforming departments through changes in management, merchandise assortment, store allocations and advertising programs.

  License fee income consists primarily of royalties earned under a license agreement between the Company and Mega Sports, Inc. ("Mega Sports"), the Company's Japanese joint venture. Royalties under this agreement were $3.1 million and $2.4 million in 2001 and 2000, respectively. (See Note 4 of the Notes to Consolidated Financial Statements.) The Company also has a License and E-Commerce Agreement with Global Sports Interactive, Inc. ("GSI"), a wholly-owned subsidiary of Global Sports, Inc. ("Global Sports"), which operates the website www.thesportsauthority.com. Royalties received by the Company under this agreement were $0.2 million in 2001 and 2000.

  Cost of merchandise sold, which includes certain buying and occupancy costs, decreased from 73.4% of sales in 2000 to 72.7% of sales in 2001. The decrease reflects the positive impact of vendor bidding programs, as well as increased contribution from the growing private label and import business. Additionally, inventory was managed more effectively thereby reducing the need for markdowns and promotional activity in 2001, resulting in an improvement in margin rate mitigating the reduction in sales.

  Selling, general and administrative ("SG&A") expenses were $360.8 million, or 25.5% of sales, in 2001, compared to $366.1 million, or 24.6% of sales in the prior year. The expense reduction was due primarily to a $5.3 million decrease in store payroll expense, reflecting strong payroll management in order to better leverage this expense and improve payroll productivity. Other operational expense reductions included a $2.0 million decrease in equipment lease expense resulting from the purchase of equipment previously under operating leases, and an $0.8 million decline in tender fees due mainly to point-of-sale systems enhancements that allow the Company to process debit card transactions at a lower rate. These savings were offset by a $1.4 million increase in costs under the Company's self-insured workers' compensation plan, and by a $1.6 million increase in advertising expense.

  The Company opened no new stores in 2001, compared to five store openings in 2000 at a cost of $2.1 million. Pre-opening expense consists principally of store payroll expense for associate training and store preparation prior to store opening, operating expenses and grand-opening advertising costs.

  Store exit costs represent estimated costs to be incurred beyond the store closing date, including rent, common area maintenance charges, real property taxes and employee severance. (See Note 5 of the Notes to Consolidated Financial Statements.) Store exit costs were $5.6 million in 2001, compared to $2.8 million in 2000. The 2001 charge reflected net adjustments to existing reserves due to: (i) revised assumptions with respect to the estimated time to market remaining idle properties and anticipated sublease rates, plus (ii) lease termination fees for two stores which exceeded available reserves for these stores, partially offset by (iii) a reversal of reserves for one store which the Company will reopen in 2002. Estimates of the time and rate at which closed stores can be marketed are based on current broker analyses, economic outlook, trends in the real estate market in general, and the Company's experience with respect to its own sites in particular. In the first quarter of 2000, the Company closed its five remaining Canadian stores pursuant to its announced store exit plan. The Company's results of operations for the 53 weeks ended February 3, 2001 include sales of $3.4 million and operating income of $0.6 million related to the Canadian subsidiary.

  During the first quarter of 2001, the Company approved a corporate restructuring plan to consolidate certain departmental functions. In conjunction with this plan, the Company eliminated 44 positions and recorded a charge of $0.8 million for employment termination benefits. The Company has a remaining reserve of approximately $0.1 million.

  Interest, net was $13.3 million, or 0.9% of sales in 2001, compared to $20.7 million, or 1.4% of sales in 2000. The $7.4 million decrease reflected the decline in interest rates during 2001, a reduction in borrowings under the Company's committed revolving credit facility ("Credit Facility"), and retirement of the Company's remaining obligation under the 5.25% Convertible Subordinated Notes (the "Notes"), which matured in September 2001. The Company's weighted average interest rate on Credit Facility borrowings was 5.8% in 2001, compared to 9.1% in 2000.

  During 2001, the Company exercised warrants to purchase stock in Global Sports, which it had received as part of its e-commerce relationship with that company. The shares were acquired on a net settlement basis and subsequently sold for net proceeds of $2.5 million. The gain has been reflected as other (non-operating) income in the accompanying Statement of Operations. As a result of these transactions, the Company has no further stock or warrant interest in Global Sports.

  The Company has a nominal effective tax rate in 2001 due to the utilization of net operating loss carryforwards and the reversal of tax-deductible timing differences. In 1999, the Company recorded a valuation allowance on 100% of its deferred tax assets based on a presumption that the realization of such tax assets could not be reasonably assured given the losses incurred by the Company at that time. The Company reduced the valuation allowance by $3.1 million and $9.3 million in 2001 and 2000, respectively, principally due to utilization of net operating loss carryforwards and other changes in deferred taxes. Further reductions will be made as the deferred tax assets are realized or when management believes this presumption can be overcome, principally by sufficient profitable operating results. The Company expects that its effective tax rate in 2002 will be significantly below the statutory rate due to the availability of remaining federal and state net operating loss carryforwards of approximately $9.9 million and $152.0 million, respectively, as well as other tax deductible timing differences.

  Prior to their September 2001 maturity, the Company purchased $31.9 million principal amount of the Notes for $31.4 million, and recorded an extraordinary gain of $0.5 million in 2001. In 2000, the Company purchased $81.3 million principal amount of the Notes for $60.0 million, and recorded a gain of $18.6 million, net of tax of $2.0 million.

  Net income was $12.4 million in 2001, compared to $25.4 million in the prior year.

Fiscal Years Ended February 3, 2001 (fiscal 2000) and January 29, 2000 (fiscal
1999)

  Sales for the 53 weeks ended February 3, 2001 were $1,485.8 million, a decrease of $7.1 million, or 0.5%, from sales of $1,492.9 million for the fiscal year ended January 29, 2000. Fiscal 2000 sales have been adjusted to reflect a $13.0 million reclassification of sales incentives previously reflected as a component of cost of goods sold, or as selling, general and administrative expense. The cost of sales incentives was nominal in years prior to 2000. Additionally, sales in 2000 include $21.0 million from closed stores, as compared to $60.0 million in 1999.

  Excluding the impact of store closings and the reclassification of sales incentives, sales increased $45.0 million, or 3.1%. Of this increase, $24.5 million, or 1.7%, was attributable to stores opening in 2000 and 1999 which had no comparable sales in the prior year, and $22.5 million, or 1.5%, was due to an increase in comparable store sales from continuing stores. The remaining change in sales reflected an increase in the Company's reserve for sales returns, and the impact on comparable store sales of adding six days to the fiscal 1999 calendar. The increase in comparable store sales in 2000 reflected initiatives to increase traffic into the stores and to improve sales conversions, combined with high demand for trend items such as scooters and "ab rollers."

  License fee income was $2.7 million in 2000, compared to $1.8 million in 1999, and consisted primarily of royalties earned under the license agreement with Mega Sports.

  Cost of merchandise sold was 73.4% of sales in 2000, after reclassification of sales incentives, compared to 75.8% of sales in 1999. In 1999, merchandise costs included a $28.9 million charge for markdowns on aged inventory, closed store liquidations and inventory shrink. Excluding the 1999 charge, cost of merchandise sold in 2000 decreased 0.5% of sales, due to reduced inventory markdowns combined with improved product pricing.

  Selling, general and administrative ("SG&A") expenses in 2000 were $366.1 million, or 24.6% of sales, after reclassification of sales incentives, compared to $395.0 million, or 26.5% of sales in the prior year. Of the $28.9 million decrease, $19.6 million related to a reduction in advertising expenditures consistent with the Company's fiscal 2000 advertising plan. The remaining change was due largely to a decline in depreciation expense as a result of the fourth quarter 1999 impairment charge.

  Pre-opening expense was $2.1 million in 2000 compared to $1.6 million in 1999. The increase in expense correlates to the increase in store openings, from three stores in 1999 to five stores in 2000. On a per store basis, pre-opening costs declined in 2000, largely due to a reduction in grand-opening advertising.

  Store exit costs were $2.8 million in 2000, compared to $8.9 million in 1999. The 2000 charge reflected a $4.0 million increase of reserves established under prior store exit plans due to changes in the estimated time and rate to sublease or assign remaining real estate. The charge was partially offset by a $1.2 million net gain on the lease termination for one store closed in the fourth quarter of 2000. (See Note 5 of the Notes to Consolidated Financial Statements).

  Interest, net was $20.7 million, or 1.4% of sales in 2000, compared to $15.3 million, or 1.0% of sales in 1999. Interest expense increased as a result of refinancing a portion of the Notes with higher rate borrowings under the Credit Facility. The Company recorded an extraordinary gain in connection with the Notes purchases, as discussed below. Additionally, the borrowing rate under the Credit Facility increased due to a general rise in market rates combined with an increase in the interest rate margin charged by the lender pursuant to an amendment to the Credit Facility in August 2000. The Company's weighted average interest rate on Credit Facility borrowings was 9.1% in 2000 compared to 7.4% in 1999.

  Exclusive of income taxes on extraordinary gains, the Company's effective tax rate in 2000 was nominal due to the utilization of net operating loss carryforwards and the reversal of tax-deductible timing differences. The Company reduced the valuation allowance on its deferred tax assets by $9.3 million to reflect the utilization of certain of these assets, and recorded a $2.0 million tax provision for estimated alternative minimum taxes and state taxes related to the extraordinary gain on early extinguishment of debt. The 1999 tax provision included a valuation allowance of $37.6 million on U.S. deferred tax assets, as well as a write-off of Canadian deferred tax assets of $5.7 million, partially offset by a tax refund generated from a net operating loss carryback.

  The Company recorded an extraordinary gain of $18.6 million, net of tax, on the early extinguishment of $81.3 million principal amount of the Notes for $60.0 million. In 1999, the Company recorded a gain of $5.5 million, net of tax, on Notes purchases.

  Net income was $25.4 million in 2000, compared to a net loss of $160.5 million in the prior year.

Liquidity and Capital Resources

  The Company's principal capital requirements are to fund working capital needs and capital expenditures. In 2001, these capital requirements were generally funded by cash flows from operations and by borrowings under the Credit Facility, which fluctuate seasonally in amount. Cash flows from operating, investing and financing activities for 2001, 2000 and 1999 are summarized below.

  Net cash provided by (used for) operations was $71.2 million in 2001, compared to $22.0 million in 2000 and ($78.9) million in 1999. The increase in 2001 operating cash flows was due to a $35.0 million decrease in inventory, further enhanced by an increase in trade accounts payable of $8.8 million. These improvements were the product of specific actions taken to obtain proper inventory levels while improving vendor terms. As a result of these initiatives, inventory financed by accounts payable was 29.6% at February 2, 2002 compared to 24.7% at February 3, 2001. The increase in operating cash flows also resulted from income before extraordinary gain and non-cash items of $57.8 million in 2001, compared to $51.1 million in 2000. These increases were partially offset by a decrease in accrued payroll and other current liabilities of $12.2 million, primarily due to payments under store exit reserves. The Company has ongoing obligations for lease and other occupancy costs at closed stores, and paid $14.5 million, $15.9 million, and $10.3 million, net of sublease income, in 2001, 2000, and 1999, respectively. Payments in 2002 are expected to approximate $4.2 million.

  Net cash (used for) provided by investing activities was $(0.7) million in 2001, compared to ($37.9) million in 2000 and $11.1 million in 1999. Capital expenditures were $20.5 million in 2001, and consisted of $13.7 million to refurbish existing stores, $5.6 million for upgrades to information systems, and $1.2 million for improvements to the corporate office and regional distribution centers ("RDC's"). In the fourth quarter of 2001, the Company purchased mortgage notes with an aggregate principal amount of $24.7 million related to five of its leased store sites. The mortgage notes were put to the Company pursuant to a Note Put Agreement among the Company, Kmart Corporation ("Kmart") and the landlords' lenders, as more fully described in Note 8 of the Notes to Consolidated Financial Statements. These expenditures were largely offset by net proceeds of $43.9 million related to the sale-leaseback of ten stores completed in the third quarter of 2001. The Company realized an $0.8 million gain on the sale-leaseback transaction, which will be recognized over the life of the leases.

  Net cash (used for) provided by financing activities was ($70.0) million in 2001, compared to $11.6 million and $63.6 million in 2000 and 1999, respectively. The decline in financing cash flows resulted from a reduction in borrowings under the Credit Facility and retirement of the Notes. These debt reductions were financed with cash flows from operations and proceeds from the sale-leaseback transaction. Conversely, in 2000 the Company relied on borrowings under the Credit Facility, in addition to operating cash flows, to finance Notes purchases and capital expenditures.

  The Company's principal source of external financing consists of borrowings under its $335 million Credit Facility, which expires in September 2003. Borrowings under the Credit Facility are secured by a pledge of inventories, accounts receivable, the mortgage notes acquired on February 1, 2002 and certain owned real estate. In August 2000, the Company mortgaged 19 owned store sites, with a net book value of $83.5 million, in conjunction with an amendment to increase the committed line of credit from $275 million to $335 million. One additional property with a net book value of $2.6 million was mortgaged in early 2001. As a result of the 2001 sale-leaseback transaction, mortgaged real estate has been reduced to ten owned store locations with a current book value of $40.3 million. Borrowings under the Credit Facility are limited to a borrowing base determined primarily by advance rate percentages applied against pledged assets. At February 2, 2002, outstanding borrowings under the Credit Facility were $179.1 million, and unused availability was $64.5 million. Amounts due under documentary and standby letters of credit aggregated $8.7 million.

  The Company's working capital at February 2, 2002 was $188.7 million, compared to $160.2 million at February 3, 2001. The increase of $28.5 million reflected the $44.8 million payment of the remaining Notes, combined with a $14.3 million reduction in other current liabilities primarily due to payments under store exit reserves. These sources of working capital were partially offset by the $35.0 million decrease in inventory levels year over year.

  The Company had substantially curtailed new store growth in recent years, opening five stores in 2000 and none in 2001. The Company anticipates at least three store openings in 2002 pursuant to its strategy of focused growth. The new stores will be financed with operating leases. The Company estimates total capital expenditures of $35 - $40 million in 2002, primarily for major remodels at 33 stores and a supply chain redesign including the addition of reserve storage capacity at the existing RDC's and opening a third RDC.

  The Company believes that anticipated cash flows from operations, combined with borrowings under the Credit Facility, will be sufficient to fund working capital and to finance capital expenditures during the next 12 months.

Quantitative and Qualitative Disclosures About Market Risk

  The Company is exposed to market risk from changes in interest rates on debt obligations. The Company's debt consists primarily of variable interest rate borrowings under the Credit Facility. A hypothetical 1.0 percentage point increase in interest rates applied to 2001 average borrowings would result in an increase in interest expense of $2.0 million.

New Accounting Pronouncement

  In October 2001, the FASB issued Statement No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes prior impairment guidance. SFAS 144 retains many of the provisions of the earlier pronouncement with respect to assets held for use, but significantly changes the criteria for classifying assets as held for sale. Additionally, SFAS 144 expands the scope of discontinued operations to include more disposal transactions. SFAS 144 is effective for fiscal years beginning after December 15, 2001. Management does not believe that the adoption of the statement will have a material effect on the Company's financial position or results of operations.

Seasonality and Inflation

  The Company's annual business cycle is seasonal, with higher sales and profits occurring in the second and fourth quarters. In 2001, the Company's sales trended as follows: 24.0% in the first quarter, 26.2% in the second quarter, 21.5% in the third quarter and 28.3% in the fourth quarter.

  Management does not believe inflation had a material effect on the financial statements for the periods presented.

Forward Looking Statements

  Certain statements under the heading "Management's Discussion and Analysis" and elsewhere in this Annual Report constitute "forward looking statements" made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. As such, they involve risks and uncertainties that could cause actual results to differ materially from those set forth in such forward looking statements. The Company's forward looking statements are based on assumptions about, or include statements concerning, many important factors, including without limitation, consumer confidence, changes in discretionary consumer spending and consumer preferences, particularly as they relate to sporting goods, athletic footwear and apparel and the Company's particular merchandise mix and retail locations; the Company's ability to effectively implement its merchandising, inventory control, marketing, store remodeling and growth, electronic commerce, supply chain, logistics and other strategies; increasing competition from other retailers; unseasonable weather; fluctuating sales margins; product availability; and capital spending levels. The Company undertakes no obligation to release publicly the results of any revisions to these forward looking statements to reflect events or circumstances after the date such statements were made.

                  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------


Management's Responsibility for Financial Reporting                           11

Report of Independent Certified Public Accountants                            12

Consolidated Statements of Operations for the fiscal years ended
       February 2, 2002, February 3, 2001, and January 29, 2000               13

Consolidated Balance Sheets, as of February 2, 2002 and February 3, 2001      14

Consolidated Statements of Stockholders' Equity for the fiscal
   years ended February 2, 2002, February 3, 2001, and January 29, 2000       15

Consolidated Statements of Cash Flows for the fiscal years ended
   February 2, 2002, February 3, 2001, and January 29, 2000                   16

Notes to Consolidated Financial Statements                                    17

              MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING


  Management is responsible for the integrity and consistency of all financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include certain amounts based on Management's best estimates and judgments as required.

  Management has developed and maintains a system of accounting and controls designed to provide reasonable assurance that the Company's assets are protected from improper use and that accounting records provide a reliable basis for the preparation of financial statements. This system includes policies which require adherence to ethical business standards and compliance with all laws to which the Company is subject. This system is continually reviewed, improved and modified in response to changing business conditions and operations. The Company's comprehensive internal audit program provides for constant evaluation of the adequacy of and adherence to Management's established policies and procedures. The extent of the Company's system of internal accounting controls recognizes that the cost should not exceed the benefits derived. Management believes that assets are safeguarded and financial information is reliable.

  The consolidated financial statements of the Company have been audited by Ernst & Young LLP, independent certified public accountants. Their report, which appears herein, is based upon their audits conducted in accordance with auditing standards generally accepted in the United States. These standards include a review of the systems of internal controls and tests of transactions to the extent considered necessary by them for purposes of supporting their opinion.

  The Audit Committee of the Board of Directors is comprised solely of Directors who are not officers or employees of the Company and each of whom meets the independence requirements of the New York Stock Exchange. The Committee is responsible for recommending to the Board of Directors the selection of independent certified public accountants. It meets periodically and monitors the financial, accounting and auditing procedures of the Company, in addition to reviewing the Company's financial reports. The Company's independent certified public accountants and its internal auditors have full and free access to the Audit Committee.


/s/ Martin E. Hanaka     /s/ George R. Mihalko             /s/ Todd Weyhrich
--------------------     ----------------------            ------------------
Martin E. Hanaka         George R. Mihalko                 Todd Weyhrich
Chairman and             Vice Chairman,                    Senior Vice President
Chief Executive Officer  Chief Administrative Officer and  and Controller
                         Chief Financial Officer

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
The Sports Authority, Inc.


We have audited the accompanying consolidated balance sheets of The Sports Authority, Inc. as of February 2, 2002 and February 3, 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Sports Authority, Inc. at February 2, 2002 and February 3, 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 2, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for inventories in 2001.



Miami, Florida                                    /s/ Ernst & Young LLP
March 8, 2002

                          THE SPORTS AUTHORITY, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                                          Fiscal Year Ended
                                                             ---------------------------------------------
                                                             February 2,      February 3,      January 29,
                                                                2002              2001            2000
                                                             ---------------------------------------------
Sales                                                        $ 1,415,552      $ 1,485,839      $ 1,492,860
License fee income                                                 3,446            2,748            1,829
                                                             -----------      -----------      -----------
                                                               1,418,998        1,488,587        1,494,689
                                                             -----------      -----------      -----------
Cost of merchandise sold, including buying and
 occupancy costs                                               1,028,753        1,090,078        1,132,296
Selling, general and administrative expenses                     360,788          366,092          394,963
Pre-opening expense                                                    5            2,131            1,609
Goodwill amortization                                                  -                -            1,963
                                                             -----------      -----------      -----------
                                                               1,389,546        1,458,301        1,530,831
                                                             -----------      -----------      -----------
Store exit costs                                                   5,553            2,763            8,861
Corporate restructuring                                              800                -             (700)
Impairment of long-lived assets                                        -                -           88,751
                                                             -----------      -----------      -----------
                                                                   6,353            2,763           96,912
                                                             -----------      -----------      -----------
  Operating income (loss)                                         23,099           27,523         (133,054)
                                                             -----------      -----------      -----------
Other income (expense):
 Interest expense                                                (13,821)         (21,734)         (17,657)
 Interest income                                                     489              990            2,370
 Gain on sale of investment securities                             2,538                -                -
 Gain on deconsolidation of joint venture                              -                -            5,001
                                                             -----------      -----------      -----------
Income (loss) before income taxes, extraordinary
 gain and cumulative effect of accounting change                  12,305            6,779         (143,340)
Income tax expense                                                     -                -           22,721
                                                             -----------      -----------      -----------
Income (loss) before extraordinary gain and cumulative
 effect of accounting change                                      12,305            6,779         (166,061)
Extraordinary gain, net of taxes of $2,000 in 2000
 and $3,678 in 1999                                                  548           18,647            5,517
Cumulative effect of a change in accounting  principle              (503)               -                -
                                                             -----------      -----------      -----------
 Net income (loss)                                           $    12,350      $    25,426      $  (160,544)
                                                             ===========      ===========      ===========
Basic earnings (loss) per common share:
 Income (loss) before extraordinary gain and
  cumulative effect of accounting change                     $       .38      $       .21      $     (5.19)
 Extraordinary gain, net of tax                                      .02              .57              .17
 Cumulative effect of accounting change                             (.02)               -                -
                                                             -----------      -----------      -----------
 Net income (loss)                                           $       .38      $       .78      $     (5.02)
                                                             ===========      ===========      ===========
Diluted earnings (loss) per common share:
 Income (loss) before extraordinary gain
   and cumulative effect of accounting change                $       .37      $       .21      $     (5.19)
 Extraordinary gain, net of tax                                      .02              .57              .17
 Cumulative effect of accounting change                             (.02)               -                -
                                                             -----------      -----------      -----------
 Net income (loss)                                           $       .37      $       .78      $     (5.02)
                                                             ===========      ===========      ===========
Weighted average common shares outstanding:
 Basic                                                            32,610           32,295           32,003
                                                             ===========      ===========      ===========
 Diluted                                                          33,080           32,311           32,003
                                                             ===========      ===========      ===========

         See accompanying Notes to Consolidated Financial Statements.

                          THE SPORTS AUTHORITY, INC.
                          CONSOLIDATED BALANCE SHEETS
                     (In thousands, except per share data)

                                                              February 2,       February 3,
                                                                  2002              2001
                                                              -----------------------------
Assets
Current Assets:
  Cash and cash equivalents                                   $     8,028       $     7,535
  Merchandise inventories                                         358,119           393,087
  Receivables and other current assets                             45,522            32,690
                                                              -----------       -----------
     Total current assets                                         411,669           433,312

Net property and equipment                                        150,451           212,991
Other assets and deferred charges                                  39,037            16,244
                                                              -----------       -----------

     Total Assets                                             $   601,157       $   662,547
                                                              ===========       ===========

Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable - trade                                    $   105,906       $    97,097
  Accrued payroll and other current liabilities                   100,686           114,990
  Current debt                                                        999            45,756
  Taxes other than income taxes                                    10,372            10,380
  Income taxes                                                      4,968             4,889
                                                              -----------       -----------
     Total current liabilities                                    222,931           273,112

Long-term debt                                                    179,333           205,100
Other long-term liabilities                                        43,770            42,018
                                                              -----------       -----------
     Total liabilities                                            446,034           520,230
                                                              -----------       -----------

Commitments and contingencies

Stockholders' Equity:
  Common stock, $.01 par value; 100,000 shares authorized;
     32,707 and 32,449 shares issued, respectively                    327               324
  Additional paid-in capital                                      253,044           252,279
  Deferred compensation                                              (395)              (83)
  Accumulated deficit                                             (97,333)         (109,683)
  Treasury stock, 56 shares at cost                                  (520)             (520)
                                                              -----------       -----------
     Total stockholders' equity                                   155,123           142,317
                                                              -----------       -----------

     Total Liabilities and Stockholders' Equity               $   601,157       $   662,547
                                                              ===========       ===========

         See accompanying Notes to Consolidated Financial Statements.

                          THE SPORTS AUTHORITY, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (In thousands)


                                                                                                                 Accumulated
                                                                                         Retained                   Other
                                               Common Stock    Additional                Earnings               Comprehensive
                                            ------------------   Paid-in   Deferred    (Accumulated   Treasury      Income
                                             Shares     Amount   Capital  Compensation   Deficit)      Stock       (Loss)    Total
                                            ---------------------------------------------------------------------------------------
Balance, January 24, 1999                    31,895    $ 320   $ 251,024   $   (531)   $   25,435    $ (527)    $(2,809)  $ 272,912

 Common stock issued under stock plans          322        3       1,012       (660)                                            355
 Common stock retired under stock plans          (2)                 (25)        25                                               -
 Common stock cancelled under stock plans        (7)                 (20)                                                       (20)
 Treasury stock re-issued                         1                                                       6                       6
 Amortization of deferred compensation                                          592                                             592
Comprehensive loss:
 Net loss                                                                                (160,544)                         (160,544)
 Cumulative translation adjustment                                                                                2,809       2,809
                                                                                                                          ---------
 Comprehensive loss                                                                                                        (157,735)
                                            ---------------------------------------------------------------------------------------
Balance, January 29, 2000                    32,209      323     251,991       (574)     (135,109)     (521)          -     116,110

 Common stock issued under stock plans          214        1         350       (174)                                            177
 Common stock cancelled under stock plans       (30)                 (62)        10                                             (52)
 Treasury stock re-issued                                                         9                       1                      10
 Amortization of deferred compensation                                          646                                             646
 Net income and comprehensive income                                                       25,426                            25,426
                                            ---------------------------------------------------------------------------------------
Balance, February 3, 2001                    32,393      324     252,279        (83)     (109,683)     (520)          -     142,317

 Common stock issued under stock plans          258        3         765       (595)                                            173
 Amortization of deferred compensation                                          283                                             283
 Net income and comprehensive income                                                       12,350                            12,350
                                            ---------------------------------------------------------------------------------------
Balance, February 2, 2002                    32,651    $ 327   $ 253,044   $   (395)   $  (97,333)   $ (520)   $      -   $ 155,123
                                            =======================================================================================

         See accompanying Notes to Consolidated Financial Statements.

                          THE SPORTS AUTHORITY, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)

                                                                                              Fiscal Year Ended
                                                                                   ---------------------------------------
                                                                                    February 2,  February 3,   January 29,
                                                                                       2002          2001          2000
                                                                                   ---------------------------------------
Cash Provided by (Used for):

Operations
    Net income (loss)                                                                 $ 12,350      $ 25,426     $(160,544)
    Adjustments to reconcile net income (loss) to operating cash flows:
        Depreciation and amortization                                                   41,663        40,840        46,908
        Extraordinary gain                                                                (548)      (20,647)       (9,195)
        Cumulative effect of a change in accounting principle                              503             -             -
        Gain on available for sale securities                                           (2,538)            -             -
        Gain on deconsolidation of joint venture                                             -             -        (5,001)
        Impairment of long-lived assets                                                      -             -        88,751
        Accrual for store exit costs                                                     5,553         3,513         8,861
        Other non-cash items - net                                                         818           325         3,762
        Change in deferred tax assets                                                        -             -        43,313
        Change in other assets                                                            (311)         (335)        3,167
        Change in other long-term liabilities                                           (7,157)       (5,214)       (1,340)
    Cash provided by (used for) current assets and liabilities:
        Change in accounts receivable and prepaid items                                (10,291)         (402)        7,149
        Change in income taxes receivable                                                    -        22,976       (21,313)
        Change in inventories                                                           34,465       (45,814)       (5,544)
        Change in accrued payroll and other liabilities                                (12,217)         (766)      (16,498)
        Change in accounts payable                                                       8,809         3,513       (64,801)
        Other - net                                                                         70        (1,460)        3,428
                                                                                      --------      --------     ---------
        Net cash provided by (used for) operations                                      71,169        21,955       (78,897)
                                                                                      --------      --------     ---------

Investing
    Capital expenditures                                                               (20,486)      (35,879)      (31,640)
    Net proceeds from sale of property and equipment                                    43,931             -        45,845
    Purchase of mortgage notes                                                         (24,709)            -             -
    Deconsolidation of joint venture                                                         -             -        (3,127)
    Other - net                                                                            540        (2,000)          (16)
                                                                                      --------      --------     ---------
        Net cash (used for) provided by investing                                         (724)      (37,879)       11,062
                                                                                      --------      --------     ---------

Financing
    (Payments) borrowings under revolving credit facility, net                         (24,757)       74,132        80,277
    Purchase/retirement of convertible notes                                           (44,219)      (59,965)      (14,015)
    Proceeds from sale of stock and treasury stock                                         208           272           359
    Debt issuance costs                                                                   (184)       (1,326)       (2,158)
    Payments under capital lease obligations                                            (1,000)       (1,468)         (821)
                                                                                      --------      --------     ---------
        Net cash (used for) provided by financing                                      (69,952)       11,645        63,642
                                                                                      --------      --------     ---------

Net increase (decrease) in cash and cash equivalents                                       493        (4,279)       (4,193)
Cash and cash equivalents at beginning of year                                           7,535        11,814        16,007
                                                                                      --------      --------     ---------

Cash and cash equivalents at end of year                                              $  8,028      $  7,535     $  11,814
                                                                                      ========      ========     =========

Supplemental disclosures of cash flow information
    Interest paid, net of amount capitalized                                          $ 13,075      $ 20,647     $  15,375
    Income taxes (refunded) paid, net                                                        -       (22,029)       (7,177)
    Non-cash investing and financing activities:
        Purchase of assets under capital lease financing                                     -         2,881             -

         See accompanying Notes to Consolidated Financial Statements.

                          THE SPORTS AUTHORITY, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1:  The Company

   The Sports Authority, Inc. ("The Sports Authority" or "Company") is the largest full-line sporting goods retailer in the United States. At February 2, 2002, the Company operated 198 stores, substantially all between 35,000 to 55,000 square feet, in 32 states across the United States. The Company has broadened its distribution channels to include e-commerce, team sales and catalog to broaden shopping alternatives for its customers and to augment its retail store sales.

   Mega Sports Co., Ltd. ("Mega Sports"), a joint venture with AEON Co., Ltd. (formerly JUSCO Co., Ltd.) ("AEON"), operates 33 The Sports Authority stores in Japan pursuant to a license agreement with the Company. Subsequent to February 2, 2002, the Company exercised an option under its joint venture agreement with AEON to purchase additional shares in the joint venture. The purchase increased the Company's ownership in Mega Sports from 8.4% to 19.9%. AEON is a major Japanese retailer which owns 9.3% of the Company's outstanding stock.

   Prior to July 2001, the Company owned 19.9% of TheSportsAuthority.com, Inc., a joint venture with Global Sports Interactive, Inc. ("GSI"), a wholly-owned subsidiary of Global Sports, Inc. ("Global Sports"). The joint venture was formed to operate the e-commerce business of the Company. In July 2001, the joint venture was dissolved and the Company entered into a License and E-Commerce Agreement (the "Agreement") with GSI. Under the terms of the Agreement, GSI owns certain content and technology related to the website and will host, maintain, fulfill orders and furnish all other "back-end" operations required to operate the website. GSI receives all revenue generated from the website and pays the Company a royalty for use of property including certain trademarks, service marks and the domain name www.thesportsauthority.com.

Note 2:  Summary of Significant Accounting Policies

   The Company's significant accounting policies are described below.

   Basis of Financial Statement Presentation: The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States. These principles require management to (1) make estimates and assumptions that affect the reported amounts of assets and liabilities, (2) disclose contingent assets and liabilities at the date of the financial statements and (3) report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Fiscal Year: During 1999, the Company revised its fiscal calendar to end the 1999 fiscal year on Saturday, January 29, 2000, and to cause all succeeding years to end on the Saturday closest to the end of January. This change added six days to the 1999 fiscal year, which were included in the Company's results of operations. Prior to 1999, the Company's fiscal year ended on the Sunday prior to the last Wednesday in January. The 2000 and 1999 fiscal years each consisted of 53 weeks. The 2001 fiscal year consisted of 52 weeks.

   Basis of Consolidation: The Company includes its wholly-owned and majority-owned subsidiaries in the consolidated financial statements. All intercompany transactions and amounts have been eliminated in consolidation.

   Earnings Per Share: The Company calculates earnings per share ("EPS") in accordance with Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share," which requires a dual presentation of basic and diluted EPS. A reconciliation of the basic and diluted EPS computations is illustrated below:

                          THE SPORTS AUTHORITY, INC.

(in thousands, except per share data)
                                                                              2001               2000             1999
                                                                             -------------------------------------------
Basic EPS Computation
 Income (loss) before extraordinary gain and
        accounting change                                                    $12,305           $  6,779        $(166,061)
                                                                             -------           --------        ---------

 Weighted average common shares                                               32,610             32,295           32,003
                                                                             -------           --------        ---------

 Basic earnings (loss) before extraordinary gain
        and accounting change per common share                               $   .38           $    .21        $   (5.19)
                                                                             =======           ========        =========

Diluted EPS Computation
 Income (loss) before extraordinary gain and                                 $12,305           $  6,779        $(166,061)
  accounting change                                                          -------           --------        ---------

 Weighted average common shares                                               32,610           $ 32,295           32,003
 Effect of stock options                                                         470                 16                -
                                                                             -------           --------        ---------
  Total shares                                                                33,080             32,311           32,003
                                                                             -------           --------        ---------
 Diluted earnings (loss) before extraordinary gain
  and accounting change per common share                                     $   .37           $    .21        $   (5.19)
                                                                             =======           ========        =========

  The computation of diluted EPS for the 2000 and 1999 fiscal years excludes shares issuable under the Company's 5.25% Convertible Subordinated Notes due September 2001 (the "Notes") because the issuance of the shares would have been antidilutive. The computation also excludes the antidilutive effect of stock options outstanding in each of the respective periods aggregating 1,047,266, 3,063,260 and 2,859,927 in 2001, 2000 and 1999, respectively.

  Cash and Cash Equivalents: The Company is a net borrower under its revolving credit facility ("Credit Facility") and all available funds are used to pay down outstanding borrowings daily. Therefore, cash consists mainly of deposits in transit and amounts in regional depositories not yet available for payment on the Credit Facility. The Company considers cash on hand in stores, deposits in banks, certificates of deposit and short-term marketable securities with original maturities of 90 days or less to be cash and cash equivalents.

  Inventories: In the first quarter of 2001, the Company changed its method of accounting for inventories to the lower of weighted average cost or market method from the retail inventory method. (See Note 3.)

  Property and Equipment: Land, buildings, leasehold improvements and furniture, fixtures and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of related assets on the straight-line method for financial statement purposes and on accelerated methods for income tax purposes. Most store properties are leased and improvements are amortized over the term of the lease, but not more than 10 years. Other estimated useful lives include 40 years for building, seven years for store fixtures and five years for other furniture, fixtures and equipment.

  Impairment of Property and Equipment: In accordance with Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company evaluates the carrying value of property and equipment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded when the net book value of assets exceeds their fair value, as measured by projected undiscounted future cash flows.

                          THE SPORTS AUTHORITY, INC.

     Goodwill: In 1999, the Company changed the method by which it evaluates the recoverability of goodwill from the undiscounted cash flow method to the market value method. As a result of this change, the Company recorded an impairment charge for the remaining carrying value of its goodwill in 1999. (See Note 5.) Previously, goodwill was amortized on a straight-line basis over 40 years.

     Financial Instruments: The following methods and assumptions were used to estimate the fair value of the Company's financial instruments:

          . The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature.
          . The fair value of the Company's note receivable is based on current interest rates and repayment terms of the note. (See Note 8.)
          . The carrying value of current debt approximates fair value due to its short term-nature.
          . Market prices were used to determine the fair value of the Notes prior to their maturity.

     As of February 2, 2002, the note receivable had a carrying value of $4.8 million and a fair value of $4.3 million.

     Revenue Recognition: Merchandise sales are recognized at the point of sale. Sales of licensee merchandise are excluded from total sales. The Company provides a reserve for sales returns which is regularly reviewed for adequacy based on current return experience. The Company receives royalties under license agreements with Mega Sports and GSI, which are reported as license fee income in the Consolidated Results of Operations as earned. (See Note 4.)

     Advertising Costs: Production costs are expensed upon first showing of the advertising, and other advertising costs are expensed as incurred. Catalog production costs are capitalized and expensed over the estimated sales life of the catalog, which is generally less than two months. The Company participates in cooperative advertising with its vendors under which a portion of advertising costs are reimbursed to the Company. Advertising expenditures, net of cooperative advertising reimbursements, were $33.0 million, $30.8 million, and $51.4 million in 2001, 2000, and 1999, respectively.

     Pre-Opening Costs: Pre-opening costs associated with new store openings are expensed as incurred.

     Store Closing Costs: The Company provides for future net lease obligations, severance payments and other expenses related to store closings in the period that the Company commits to a plan of exit. Reserves are evaluated periodically based on actual costs incurred and changing market conditions, and are adjusted for significant changes in estimates.

     Income Taxes: The Company provides for income taxes currently payable or receivable, deferred income taxes resulting from temporary differences between the book and tax bases of assets and liabilities, and valuation allowances on its deferred tax assets in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes."

     Foreign Currency Translation: The financial statements of the Company's foreign subsidiaries were maintained in their functional currencies and translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52. Assets and liabilities were translated at current exchange rates existing at the balance sheet date and stockholders' equity was translated at historical exchange rates. Revenues and expenses were translated at the average exchange rate for the period. In 1999, the Company recognized cumulative translation adjustments of $2.8 million due to the deconsolidation of Mega Sports and the discontinuance of operations in Canada.

                          THE SPORTS AUTHORITY, INC.

     Comprehensive Income: Comprehensive income represents the change in equity arising from non-owner sources, including net income (loss) and other comprehensive income items such as foreign currency translation adjustments and minimum pension liability adjustments. Prior to 2000, the Company's comprehensive income (loss) consisted of net income (loss) and foreign currency translation adjustments. In 2000 and 2001, comprehensive income consisted of net income.

     New Accounting Pronouncements: In October 2001, the FASB issued Statement No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets, " which supersedes SFAS 121. SFAS 144 retains many of the provisions of SFAS 121 with respect to assets held for use, but significantly changes the criteria for classifying assets as held for sale. Additionally, SFAS 144 expands the scope of discontinued operations to include more disposal transactions. SFAS 144 is effective for fiscal years beginning after December 15, 2001. Management does not believe that the adoption of the statement will have a material effect on the Company's financial position or results of operations.

     In May 2000, the Emerging Issues Task Force ("EITF") reached a consensus in EITF Issue No. 00-14, "Accounting for Certain Sales Incentives," which is effective for quarters beginning after March 15, 2001. Under this pronouncement, the estimated cost of sales incentives such as coupons and rebates must be treated as a reduction of revenue in the period in which the related sale is recognized. The Company historically classified the cost of such incentives as a component of merchandise costs or as selling, general and administrative ("SG&A") expense. The Company adopted Issue No. 00-14 in the first quarter of 2001. This adoption had no impact on the Company's results of operations, other than the reclassification of such costs in the statement of operations for the periods presented. For the year ended February 3, 2001, the reclassification resulted in reductions of sales, merchandise costs and SG&A expense of $13.0 million, $7.9 million, and $5.1 million, respectively. No reclassification was made for years prior to fiscal 2000 as such incentives were nominal in amount.

     Reclassification: Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

Note 3:  Change in Accounting Method

     In the first quarter of 2001, the Company changed its method of accounting for inventories from the retail inventory method to the lower of weighted average cost or market method. The Company believes the weighted average cost method is preferable because it results in greater precision in valuing inventories and cost of goods sold, and enables a better matching of revenues and cost of goods sold. The effect of the change as of the beginning of the year was a charge of $0.5 million, or $0.02 per share, which has been reflected as a cumulative effect of a change in accounting principle in the Consolidated Statements of Operations. The effect of the change on income before extraordinary gain for the fiscal year ended February 2, 2002, and the pro-forma effect on prior years, is not determinable.

Note 4: Investments and Affiliates

Japanese Joint Venture:

     The Company has a license agreement with Mega Sports which permits Mega Sports to use certain trademarks, technology and know-how of the Company in exchange for royalties of 1.0% of Mega Sports' gross sales in 1999, 1.1% in 2000 and 1.2% in 2001 through 2005. Mega Sports has the option of extending the license agreement for three ten-year periods expiring in 2035. The Company's results of operations in 2001, 2000, and 1999 include royalties of $3.1 million, $2.4 million, and $1.6 million, respectively, pursuant to the license agreement. Fiscal 1999 results also include a $5.0 million gain on deconsolidation due to a reduction in the Company's ownership interest in the joint venture from 51.0% to 8.4%. Subsequent to February 2, 2002, the Company exercised an option to purchase additional shares in Mega Sports pursuant to its joint venture agreement with AEON. The Company paid AEON $0.5 million for the shares and increased its ownership from 8.4% to 19.9%.

                          THE SPORTS AUTHORITY, INC.

E-Commerce Relationship:

     As a result of the Company's e-commerce relationship with Global Sports, the Company received warrants to purchase shares of Global Sports common stock. In 2001, the Company exercised the warrants on a net settlement basis and subsequently sold the shares for net proceeds of $2.5 million, which has been reflected as a gain on sale of investment securities in the Consolidated Statements of Operations. As a result of these transactions, the Company held no further stock or warrant interest in Global Sports as of February 2, 2002.

     Royalties under the License and E-Commerce Agreement with GSI were $0.2 million in 2001. Royalties earned under the prior joint venture and licensing arrangement were $0.2 million in 2000, and were nominal in 1999.

Note 5:  Restructuring and Impairment Charges

Store Exit Costs:

     In 2001, the Company recorded store exit costs of $5.6 million related to the adjustment of reserves for previously closed stores. The charge resulted from: (i) revised estimates of the time to market remaining idle properties and anticipated sublease rates, (ii) payment of lease termination fees for two previously closed store sites which exceeded the recorded obligations for these stores, partially offset by (iii) a reversal of reserves for one store which the Company will reopen in 2002. The Company regularly evaluates the adequacy of its store exit reserves based on recent broker analyses, general economic conditions, current trends in the real estate market, and historical experience with respect to marketing its closed store sites. No stores were closed or approved for closure in 2001.

     The Company recorded store exit charges of $2.8 million, $8.9 million and $39.4 million in 2000, 1999 and 1998, respectively. The 2000 charge included a $4.0 million increase in reserves established under prior store exit plans, partially offset by a net $1.2 million gain on the lease termination of one store approved for closure in 2000 pursuant to a favorable lease buy out agreement. This store was vacated in the fourth quarter of 2000.

     The 1999 charge related primarily to closure of five Canadian and two U.S. stores, all of which were closed in 2000. The Company ceased its Canadian operations based on the decision to focus the Company's resources on its core domestic market. The Company's results of operations include sales of $3.4 million and $28.4 million in 2000 and 1999, respectively, from the Canadian stores, and operating losses before restructuring charges of $0.2 million and $4.4 million, respectively. During 1998, the Company recorded a charge of $39.4 million related to the announced closure of 18 underperforming stores, including two in Canada. As a result of favorable market and lease factors, the Company decided not to close three of these stores and reversed its exit reserves for these stores in 1999. The remaining 15 stores were closed in the first quarter of 1999.

     With the 2001 lease terminations, the Company has cumulatively assigned or terminated its lease obligations at 13 stores, and entered into long-term subleases at three others. The Company is actively marketing the remaining closed store sites, which include five leased and two owned properties. The current portion of store exit reserves was $4.2 million as of February 2, 2002.

                          THE SPORTS AUTHORITY, INC.

Following is a summary of activity in the store exit reserves:

                                                      Lease and
                                                       Related        Fixed       Employee
(in thousands)                                       Obligations     Assets      Severance      Other     Total
                                                     -----------------------------------------------------------
Balance at January 29, 2000                            $ 32,472       $ 274         $ 248       $ 809   $ 33,803

Reserves for 2000 store closing                             194           -           100         174        468
Adjustment of prior year reserves                         3,519        (167)                      676      4,028
Payments and asset disposals                            (14,551)        (25)         (345)       (992)   (15,913)
                                                       --------       -----         -----       -----   --------

Balance at February 3, 2001                              21,634          82             3         667     22,386

Adjustment of prior year reserves                         5,180           -            (3)        376      5,553
Payments and asset disposals                            (13,892)        (82)            -        (563)   (14,537)
                                                       --------       -----         -----       -----   --------

Balance at February 2, 2002                            $ 12,922       $   -         $   -       $ 480   $ 13,402
                                                       ========       =====         =====       =====   ========

Corporate Restructuring:

     During the first quarter of 2001, the Company approved a corporate restructuring plan to consolidate certain departmental functions. In conjunction with this plan, the Company eliminated 44 positions and recorded a charge of $0.8 million for employment termination benefits. The Company has a remaining reserve of approximately $0.1 million under the plan.

     In 1998, the Company recorded a $3.9 million charge for employment contract obligations to several departing executives. In the first quarter of 1999, the Company negotiated the settlement of one contract and reduced the corporate restructuring reserve by $0.7 million. The Company has satisfied its obligations under these contracts.

Impairment of Long-Lived Assets

     The Company recorded impairment charges under SFAS 121 of $41.9 million and $13.5 million in 1999 and 1998, respectively. The Company wrote down assets at 40 stores in 1999, and six stores in 1998, based on a determination that the carrying value of assets at these locations exceeded estimated future cash flows. The 1999 charge included a write off of assets at seven stores to be closed or relocated.

     In 1999, the Company changed its method of evaluating the recoverability of goodwill from the undiscounted cash flow method to the market value method. Under the market value method, impairment is measured by the excess of the Company's net book value over its market capitalization. The change in method resulted in the write-off of the remaining carrying value of goodwill of $46.9 million. This change represented a change in method which is inseparable from a change in estimate and, accordingly, the effect of the change was reflected as an impairment charge in the accompanying 1999 statement of operations.

                          THE SPORTS AUTHORITY, INC.

Note 6:  Receivables and Other Current Assets

     Receivables and other current assets consists of the following:

(in thousands)                                       February 2,     February 3,
                                                        2002            2001
                                                    ----------------------------
Accounts receivable, net of allowances of
 $964 and $1,253, respectively                        $31,802         $  19,813
Prepaid expenses                                       13,720            12,877
                                                      -------         ---------

  Total                                               $45,522         $  32,690
                                                      =======         =========

     Accounts receivable include vendor receivables for entitlements such as cooperative advertising, credit card receivables for merchandise sales, and other receivables arising in the ordinary course of business.

Note 7:  Property and Equipment

     Net property and equipment consists of the following:


                                                     February 2,     February 3,
(in thousands)                                          2002            2001
                                                     ---------------------------
Land                                                  $  20,441       $  38,946
Buildings                                                36,213          65,051
Leasehold improvements                                   69,515          64,306
Furniture, fixtures and equipment                       231,093         217,142
Property under capital leases                             5,243           5,213
Construction in progress                                    679               -
                                                      ---------       ---------
                                                        363,184         390,658
Less - accumulated depreciation and amortization       (212,733)       (177,667)
                                                      ---------       ---------

  Total                                               $ 150,451       $ 212,991
                                                      =========       =========

Note 8:  Other Assets and Deferred Charges

     Other assets and deferred charges consist of the following:

                                                    February 2,      February 3,
(in thousands)                                         2002              2001
                                                    ----------------------------

Prepaid rent                                          $24,165           $     -
Lease costs, net                                        5,116             5,740
Note receivable                                         4,811             4,983
Loan fees, net                                          1,431             2,335
Deferred loss on sale-leaseback                         1,979             2,090
Deposits and other                                      1,535             1,096
                                                      -------           -------

  Total                                               $39,037           $16,244
                                                      =======           =======

                          THE SPORTS AUTHORITY, INC.

     Prepaid rent relates to the Company's purchase of certain mortgage notes. The Company was a wholly-owned subsidiary of Kmart Corporation ("Kmart") from its acquisition in 1990 until its Initial Public Offering ("IPO") on November 23, 1994. Prior to the IPO, Kmart arranged financing for development of five Company store sites under which leases on each of the stores served as collateral for certain mortgage pass-through certificates (the "Certificates"). Pursuant to a related Note Put Agreement, Certificate holders were permitted to require the Company or, upon the Company's failure, Kmart to repurchase the underlying mortgage notes (the "Mortgage Notes") in certain events, including the failure by Kmart to maintain required debt ratings. In January 2002, the Mortgage Notes were put to the Company as a result of a downgrade in Kmart's debt rating. The Company paid $25.3 million in principal and accrued interest, and financed the purchase with borrowings under the Credit Facility. As the holder of the Mortgage Notes, the Company will receive annual principal and semi-annual interest payments, at rates between 9.87% and 10.05%, which will essentially be funded by the Company's own payments under its collateralized store leases. As such, the principal amount of the Mortgage Notes has been included as prepaid rent in the Consolidated Balance Sheet.

     Lease costs consist of costs to acquire or execute leases, which are deferred and amortized on a straight-line basis over the remaining lease terms of the stores. Deferred lease costs at February 2, 2002 relate primarily to the unamortized acquisition costs for eight store leases, two of which were acquired from a competitor in fiscal 2000 for $2.0 million.

     Note receivable consists of the Company's participation in a privately placed mortgage note. The Company paid Kmart $5.5 million in principal and accrued interest in June 1996 for participation in the note. Principal is payable annually and interest is payable semi-annually at a rate of 8.4%. The note has a remaining term of 13 years.

     Loan fees relate to the Credit Facility and are prepaid and amortized on a straight-line basis over the term of the Credit Facility or the fee period, as applicable.

     In 1999, the Company sold eight properties for an aggregate sales price of $46.8 million under a sale-leaseback agreement with SPI Holdings, LLC. The transaction resulted in a $3.1 million loss, of which $0.9 million, representing the excess of the carrying value of the assets sold over their fair market value, was recognized in 1999. The remaining loss was deferred and will be amortized over the original lease term, which is 20 years for all properties. The Company completed a second sale-leaseback transaction in 2001, which is discussed in Note 12.

Note 9:  Income Taxes

     Income (loss) before income taxes, extraordinary gain and the cumulative effect of the change in accounting principle is as follows:

(in thousands)                                    2001       2000       1999
                                               --------------------------------

United States                                    $12,305    $6,250    $(130,985)
Foreign                                                -       529      (12,355)
                                                 -------    ------    ---------
     Total                                       $12,305    $6,779    $(143,340)
                                                 =======    ======    =========

                          THE SPORTS AUTHORITY, INC.

  The provision for income taxes consists of:

(in thousands)                                     2001       2000       1999
                                                 ------------------------------
Current:
  Federal                                        $      -   $  1,741   $(18,599)
  State and local                                       -        259      1,685
                                                 --------   --------   --------
     Total current                                      -      2,000    (16,914)
                                                 --------   --------   --------
Deferred:
  Federal                                               -          -     34,012
  State and local                                       -          -      3,596
  Foreign                                               -          -      5,705
                                                 --------   --------   --------
     Total deferred                                     -          -     43,313
                                                 --------   --------   --------

     Total                                       $      -   $  2,000   $ 26,399
                                                 ========   ========   ========


  The provision for income taxes is included in the Company's Statements of Operations as follows:

(in thousands)                                     2001       2000       1999
                                                 ------------------------------

Income tax expense                               $      -   $      -   $ 22,721
Income tax expense on extraordinary gain                -      2,000      3,678
                                                 --------   --------   --------

  Total                                          $      -   $  2,000   $ 26,399
                                                 ========   ========   ========

  A reconciliation of the federal statutory rate to the Company's effective tax rate follows:

(in thousands)                                     2001       2000       1999
                                                 ------------------------------

Federal statutory rate                           $  4,322   $  9,599   $(46,951)
State and local taxes, net of federal tax
 benefit                                                -        168      3,433
Change in valuation allowance and utilization
 of operating loss carryforwards                   (4,513)    (9,271)    61,958
Goodwill and other non-deductible items               191         70     17,087
Foreign tax rate differential                           -          -     (1,167)
Other                                                          1,434     (7,961)
                                                 --------   --------   --------

  Total                                          $      -   $  2,000   $ 26,399
                                                 ========   ========   ========

                          THE SPORTS AUTHORITY, INC.

  Deferred tax assets and liabilities resulted from the following:

                                                  February 2,     February 3,
(in thousands)                                       2002            2001
                                                  -----------     -----------
Deferred tax assets:
  Inventory                                       $         -     $       541
  Short-term accruals and other liabilities            14,831          12,084
  Long-term accruals and other liabilities             15,634          14,907
  Canada excess liabilities                             1,227             907
  Restructuring charges                                22,858          25,945
  Net operating loss carryforwards                     10,972           6,927
  Tax credit carryforwards                              2,278           2,118
  Other                                                 2,575           2,613
                                                  -----------     -----------
     Total deferred tax assets                         70,375          66,042
     Less: valuation allowance                        (49,610)        (52,687)
                                                  -----------     -----------

     Deferred tax assets, net of allowance             20,765          13,355
                                                  -----------     -----------

Deferred tax liabilities:
  Inventory                                             5,444               -
  Property and equipment                               14,823          12,550
  Other                                                   498             805
                                                  -----------     -----------
     Total deferred tax liabilities                    20,765          13,355
                                                  -----------     -----------

     Net deferred tax assets                      $         -     $         -
                                                  ===========     ===========

  The Company has a net operating loss carryforward for federal income tax purposes of approximately $9.9 million, which will expire in 2019. In addition, the Company has $0.7 million of various federal tax credit carryforwards that expire in varying amounts through 2007, and approximately $1.6 million of federal alternative minimum tax credit carryforwards which are not subject to expiration. State income tax net operating loss carryforwards are approximately $152.0 million and expire in varying amounts through 2021. The federal and state net operating loss and tax credit carryforwards could be subject to limitation if, within any three year period prior to the expiration of the applicable carryforward period, there is more than a 50% change in the ownership of the Company.

  In 1999, the Company established a valuation allowance of $62.0 million on its net deferred tax assets, based on the presumption that the realization of such assets could not be reasonably assured given the losses incurred by the Company at that time. Additionally, in 1999, the Company wrote off approximately $5.7 million of deferred tax assets attributable to its Canadian subsidiary that could not be realized as a result of the Company's decision to terminate its operations in Canada. The valuation allowance was reduced by $3.1 million and $9.3 million in 2001 and 2000, respectively, principally as a result of the utilization of federal and state net operating loss carryforwards and other changes in deferred taxes. Further reductions in the valuation allowance will be made as the deferred tax assets are realized or when management believes the aforementioned presumption can be overcome, principally by sufficient profitable results.

                          THE SPORTS AUTHORITY, INC.

Note 10:  Current Debt

  Current debt consists of the following:

                                                   February 2,     February 3,
(in thousands)                                        2002            2001
                                                   ---------------------------

5.25% Convertible Subordinated Notes               $         -     $    44,767
Current portion of capital lease obligations               999             989
                                                   -----------     -----------

  Total                                            $       999     $    45,756
                                                   ===========     ===========

  The remaining Notes obligation was repaid on the September 17, 2001 maturity date. The Company began purchasing the Notes on the open market in 1999, and recorded extraordinary gains on the early retirement of debt, net of tax, of $0.5 million, $18.6 million and $5.5 million in 2001, 2000 and 1999, respectively.

Note 11: Long-term Debt

  Long-term debt consists of the following:

                                                   February 2,     February 3,
(in thousands)                                        2002            2001
                                                   ---------------------------

Revolving Credit Facility                          $   179,100     $   203,857
Long-term portion of capital lease obligations             233           1,243
                                                   -----------     -----------

  Total                                            $   179,333     $   205,100
                                                   ===========     ===========

  The Credit Facility with a group of lenders led by Fleet Retail Finance, Inc. provides up to $335 million of borrowing line through September 2003. Borrowings under the Credit Facility are secured by a pledge of inventories, accounts receivable, the Mortgage Notes and certain owned real estate. In August 2000, the Company mortgaged 19 owned store sites, with a net book value of $83.5 million, in conjunction with an amendment to increase the line of credit from $275 million to the current $335 million commitment. One additional property with a net book value of $2.6 million was mortgaged in early 2001. As a result of the 2001 sale-leaseback transaction, mortgaged real estate has been reduced to ten owned store locations with a current book value of $40.3 million.

  Borrowings bear interest at the election of the Company at either the Base Rate or the Eurodollar Rate, both as defined in the Credit Facility. The Eurodollar Rate includes an interest rate margin ranging from 1.75% to 2.25%, based on Collateral Availability, except that from August 2000 to January 31, 2001 the margin was fixed at 2.25%. Subsequent to January 31 2001, the Company paid a margin of 1.75% to 2.0%.

  The Credit Facility contains no financial covenants, but does contain a "springing" covenant which requires that rolling four-quarter earnings before interest, depreciation and amortization ("EBITDA") equal or exceed $30.0 million in the event that Collateral Availability falls below $40.0 million. Additionally, the Credit Facility contains restrictions with respect to the acquisition of assets, investments and indebtedness, and prohibits payment of dividends. In 2001, the Company received a waiver from the lenders under the Credit Facility to permit the purchase of the Mortgage Notes.

  The Company's weighted average interest rates on borrowings under the Credit Facility were 5.8%, 9.1%, and 7.4% in 2001, 2000, and 1999, respectively.

                          THE SPORTS AUTHORITY, INC.

Note 12: Other Long-term Liabilities

  Other long-term liabilities consists of the following:

                                                   February 2,     February 3,
(in thousands)                                        2002            2001
                                                   ---------------------------

Step rent accrual                                  $    33,683     $    32,267
Long-term portion of store exit reserve                  9,287           9,751
Deferred gain on sale-leaseback                            800               -
                                                   -----------     -----------

  Total                                            $    43,770     $    42,018
                                                   ===========     ===========

  A majority of the Company's store leases contain escalation clauses. Rental expense for such leases is recognized on a straight-line basis with the difference between current minimum lease payments and straight-line expense recorded as step rent.

  Store exit reserves consist primarily of accrued lease obligations and other occupancy costs, net of estimated future sublease income, related to the Company's closed store sites. (See Note 5.)

  In October 2001, the Company sold ten previously owned store locations pursuant to a sale-leaseback agreement with Realty Income Corporation ("RIC"). The Company will continue to operate these stores under 20-year leases with RIC. The Company received net cash proceeds on the transaction of $43.9 million and recorded a deferred gain of $0.8 million, which will be amortized over the term of the leases. The Company used the proceeds from the transaction to reduce borrowings under the Credit Facility.

Note 13: Commitments and Contingencies

  Kmart guarantees approximately 56 leases which were in effect, or committed to, as of the date of the Company's IPO. Pursuant to a Lease Guaranty, Indemnification and Reimbursement Agreement ("Indemnification Agreement"), the Company has agreed to indemnify Kmart for any losses incurred by Kmart as a result of actions or omissions on the part of the Company, as well as for all amounts paid by Kmart pursuant to Kmart's guarantees of the Company's leases. In addition, Kmart has certain rights to acquire leased stores guaranteed by Kmart if its losses or unreimbursed guaranty payments exceed certain levels or the Company fails to meet certain financial performance ratios. In February 2002, Kmart filed for bankruptcy protection. This filing, and the potential discharge of Kmart's obligations under its guarantees, will not impact the Company's rights or obligations under the store leases.

  The Company is one of thirty-three defendants, including firearms manufacturers and retailers, in City of Chicago and County of Cook v. Beretta U.S.A. Corp. et al, Circuit Court of Cook County, Illinois. This suit was served on the Company in November 1998. The complaint was based on legal theories of public nuisance and negligent entrustment of firearms and alleged that the defendant retailers sold firearms in the portion of Cook County outside Chicago that are found illegally in Chicago. The complaint sought damages allocated among the defendants exceeding $358.1 million to compensate the City of Chicago and Cook County for their alleged costs (of which the complaint enumerates a total of $153 million) resulting from the alleged public nuisance. The complaint also sought punitive damages and injunctive relief imposing additional regulations on the methods the defendant retailers used to sell firearms in Cook County. In February 2000, the Court dismissed the complaint's negligent entrustment count. The plaintiffs filed an amended complaint with the Court's permission in March 2000, which contains both the public nuisance and negligent entrustment counts. In September 2000, the Circuit Court of Cook County, Illinois granted the motions of the defendants to dismiss the amended complaint, with prejudice. In October 2000, the plaintiffs appealed to the Appellate

                          THE SPORTS AUTHORITY, INC.

Court of Illinois, First Judicial District which heard oral arguments on the appeal in December 2001. The Company is currently unable to predict the outcome of this case.

  There are various other claims, lawsuits and pending actions against the Company incident to its operations. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the Company's liquidity, financial position or results of operations.

Note 14: Leases

  The Company conducts operations primarily in leased facilities. Store leases are generally for terms of 10 to 25 years with multiple five-year renewal options that allow the Company to extend the term of the lease up to 25 years beyond the initial noncancelable term. Certain leases require the Company to pay additional amounts, including rental payments based on a percentage of sales, and executory costs related to taxes, maintenance and insurance. Some selling space has been sublet to other retailers in certain of the leased facilities. The Company also leases certain equipment used in the course of operations under operating leases.

  Future minimum lease payments under noncancelable operating leases at February 2, 2002 were as follows:

(in thousands)
Year:
  2002                                                               $  102,665
  2003                                                                  100,860
  2004                                                                   99,694
  2005                                                                   95,326
  2006                                                                   91,707
  Later years                                                           694,413
                                                                     ----------
     Total minimum lease payments                                     1,184,665

     Less: minimum sublease rental income                               (17,699)
                                                                     ----------

     Net minimum lease payments                                      $1,166,966
                                                                     ==========

  A summary of operating lease rental expense and sublease income follows:

(in thousands)                                     2001       2000       1999
                                                 ------------------------------

Minimum rentals                                  $ 94,344   $ 96,067   $ 89,482
Percentage rentals                                     32         19        (69)
Less: sublease income                              (1,391)    (1,039)    (1,038)
                                                 --------   --------   --------

  Total                                          $ 92,985   $ 95,047   $ 88,375
                                                 ========   ========   ========

                          THE SPORTS AUTHORITY, INC.

Note 15:  Employee Retirement Plans

     Employees of the Company who meet certain requirements as to age and service are eligible to participate in The Sports Authority 401(k) Savings and Profit Sharing Plan and highly compensated employees, as defined, are also eligible to participate in The Sports Authority Supplemental 401(k) Savings and Profit Sharing Plan. The Company's expense related to these plans was $2.0 million in both 2001 and 2000, and $2.4 million in 1999.

     The Company has an unfunded supplemental executive retirement plan for certain executives of the Company. Pension benefits earned under the plan are primarily based on years of service at the level of Vice President or higher after June 1990 and average compensation, including salary and bonus. Pension expense was $0.3 million in 2001, $0.4 million in 2000, and $0.8 million in 1999. The accrued unfunded pension liability, including obligations assumed by the Company related to the Kmart supplemental executive retirement plan, was $3.0 million, $2.2 million, and $1.9 million as of February 2, 2002, February 3, 2001, and January 29, 2000, respectively.

Note 16:  Stock Purchase, Stock Option and Restricted Stock Plans

     The Company has an Employee Stock Purchase Plan (the "Employee Plan") which allows the Company's employees to purchase shares of the Company's common stock at a 15% discount from its fair market value. Shares purchased through the Employee Plan are restricted from sale or transfer for one year from the date of purchase, except in the event of a change in control of the Company, as defined in the plan, and certain other events. In June 2001, the Employee Plan was amended to increase the number of shares available for issuance.

     In February 2001, the Company adopted the Salaried Employees' Stock Option and Stock Award Plan (the "Salaried Plan"). As a broadly-based plan, the Salaried Plan was not submitted to the Company's shareholders for approval. Under the plan, 1,600,000 shares have been reserved for issuance under stock option and stock awards to full-time salaried employees other than "executive officers," as defined in the plan. The exercise price of options granted under the plan may not be less than the fair value per share of common stock at grant date. The Compensation Committee of the Board (the "Committee") has sole discretion to determine the vesting and exercisability provisions of each option granted. In general, the term of each option may not exceed ten years from the date of grant. The Committee has sole discretion to determine the restricted period for each grant of restricted shares under the plan. In order for shares to vest, the employee must remain in the employ of the Company during the restricted period, except in certain circumstances and unless otherwise determined by the Committee. Exercisability of stock options, and the restricted period on restricted stock awards, is accelerated on a change in control of the Company, as defined in the Salaried Plan, and in certain other events. The plan expires in March 2006.

     In June 2000, the Company's shareholders approved the adoption of the 2000 Stock Option and Stock Award Plan (the "2000 Plan"), which merged and replaced the 1994 Stock Option Plan (the "1994 Plan") and the 1996 Stock Option and Restricted Stock Plan (the "1996 Plan"). Shares available for grant are 4,273,783, which is the aggregate number of shares formerly reserved for issuance under the 1994 Plan and the 1996 Plan. No more than 2,000,000 shares may be used for grant of stock awards. All other terms and provisions of the 2000 Plan with respect to vesting, price, exercisability and restricted periods are substantially identical to those of the Salaried Plan. The 2000 Plan expires in March 2006. In September 2001, the Company extended a tender offer to eligible non-executive employees who were active employees as of the tender offer date to buy back eligible options issued under the 1996 Plan and the 1994 Plan. The Company purchased and canceled 285,273 options at an aggregate purchase price of $0.2 million pursuant to the tender offer.

     In May 1999, the Company's shareholders approved the Performance Unit Plan as an additional long-term incentive compensation opportunity. Under this plan, executive officers and certain other employees are eligible to

                          THE SPORTS AUTHORITY, INC.

receive cash payments based upon the Company's attainment of an earnings per share target measured over a three year performance period, unless otherwise specified by the Committee. The number of target performance units (with an initial unit value of $1.00 and a maximum unit value of $2.00) are established at the beginning of a performance period for each participant based on the participant's role and responsibilities and competitive levels of long- term compensation. The plan is designed to be self-funding out of the Company's earnings and involves no shareholder dilution. The Company recognized $2.2 million and $1.2 million in compensation expense under this plan during 2001 and 2000, respectively. No compensation expense was recognized in 1999.

     The Company recognizes compensation expense for restricted shares granted under the stock plans on a straight-line basis over the restricted period. The Company's expense related to grants of restricted stock was $0.2 million, $0.4 million and $0.3 million in 2001, 2000, and 1999, respectively.

     A summary of stock option activity is as follows:

                                          2001                     2000                      1999
                                  ---------------------------------------------------------------------------
                                                Weighted                  Weighted                  Weighted
                                                Average                   Average                   Average
                                                Exercise                  Exercise                  Exercise
                                    Shares       Price        Shares       Price        Shares       Price
                                  --------------------------------------------------------------------------
Outstanding at beginning of year    3,472,260    $  5.73     2,859,927     $ 8.61       2,934,197    $ 12.36
  Granted                           1,224,118       3.64     1,478,050       2.35       1,469,725       3.97
  Exercised                              (544)      4.15             -          -               -          -
  Canceled                         (1,049,538)      9.59      (865,717)      9.46      (1,543,995)     11.32
                                  -----------               ----------                -----------
Outstanding at end of year          3,646,296       3.94     3,472,260       5.73       2,859,927       8.61
                                  ===========               ==========                ===========
Exercisable at end of year            582,478       7.78       827,760      13.52         773,202      14.35
                                  ===========               ==========                ===========
Weighted average fair value of
 options granted during year      $      1.80               $     1.19                $      1.82

A summary of stock options outstanding at February 2, 2002 is as follows:

                                          Options Outstanding                                  Options Exercisable
                      --------------------------------------------------------------  -------------------------------------
                                             Weighted Average                                                   Weighted
       Range of          Outstanding at          Remaining        Weighted Average       Exercisable at         Average
   Exercise Prices      February 2, 2002      Life (in years)      Exercise Price       February 2, 2002     Exercise Price
---------------------------------------------------------------------------------------------------------------------------
$  1.50  -  $  4.25         2,835,155               8.3                $  2.86                278,871           $  4.10
   4.26  -     5.45           392,584               7.4                   4.86                 40,000              4.44
   5.46  -    27.25           418,557               6.0                  10.35                263,607             12.17
                            ---------                                                         -------
                            3,646,296               8.0                   3.94                582,478              7.78
                            =========                                                         =======
Available for grant
 at end of year             1,526,135
                            =========

     The Company used the Black-Scholes option pricing model with the following weighted average assumptions in determining the fair value of options granted in 2001, 2000 and 1999: expected volatility of 50%, 49%, and 43%, respectively; risk-free interest rates of 4.8%, 6.3%, and 5.6%, respectively; and an expected life of 5 years. The Company applies Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations in accounting for its plans.

                          THE SPORTS AUTHORITY, INC.

Since the exercise prices of stock options granted equal or exceed the market value of the Company's stock on date of grant, no compensation cost has been recognized for the stock option plans. If, under Statement of Financial Accounting Standards No. 123, the Company determined compensation costs based on the fair value at the grant date for its stock options, net earnings and earnings per share would have been reduced to the pro forma amounts below:

(In thousands, except per share data)                         2001             2000              1999
                                                        -----------------------------------------------
Net income (loss)             As reported                  $ 12,350          $ 25,426        $ (160,544)
                              Pro forma                      11,735            24,800          (161,301)

Basic earnings (loss)         As reported                  $    .38          $    .78        $    (5.02)
   per common share           Pro forma                         .36               .77             (5.04)

Diluted earnings (loss)       As reported                  $    .37          $    .78        $    (5.02)
   per common share           Pro forma                         .35               .77             (5.04)

Note 17:  Shareholder Rights Plan

     In September 1998, the Company's Board of Directors adopted a Shareholder Rights Plan and declared a dividend distribution of one "Right" per outstanding share of common stock. Each Right entitles the stockholder to buy a unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Shares (a "Unit") or, in certain circumstances, a combination of securities and assets of equivalent value at a purchase price of $50 per Unit, subject to adjustment. Each Unit carries voting and dividend rights that are
intended to produce the equivalent of one share of common stock.   In September
2001, the Company entered into the Amended and Restated Rights Agreement, which extended the expiration date of the rights from October 5, 2001 to September 11, 2011, and reduced the purchase price to $35 per Unit.

     The Rights become exercisable only if (i) a person or group acquires 20% or more of the Company's outstanding common stock, or (ii) a person or group announces a tender offer for 20% or more of the Company's outstanding common stock. In certain events the Rights entitle each stockholder to receive shares of common stock having a value equal to two times the exercise price of the Right, and the Rights of the acquiring person or group will become null and void. These events include, but are not limited to (i) a merger in which the Company is the surviving corporation, and (ii) acquisition of 20% or more of the Company's outstanding common stock other than through a tender offer that provides fair value to all shareholders. If the Company is acquired in a merger in which it is not the surviving corporation, or more than 50% of its assets or earning power is sold or transferred, each holder of a Right will have the right to receive, upon exercise, common shares of the acquiring company. The Company can redeem each Right for $.01 at any time prior to the Rights becoming exercisable.

                          THE SPORTS AUTHORITY, INC.

Note 18:  Quarterly Highlights (Unaudited)

                                                                                         2001 Quarter Ended
                                                             ---------------------------------------------------------------------
(in thousands, except per share data)                            April             July            October            January
                                                             ---------------------------------------------------------------------
Sales                                                           $339,371         $370,780         $304,824           $400,577
Cost of merchandise sold                                         251,256          266,556          221,516            289,425
Operating income (loss)                                           (1,117)          10,839           (1,814)            15,191 (a)
Income (loss) before extraordinary gain
 and cumulative effect of accounting change                       (6,047)           7,254           (4,524)            15,622
Net income (loss)                                                 (6,329)           7,581           (4,524)            15,622
Diluted earnings (loss) before extraordinary
 gain and accounting change per common share                       (0.18)            0.22            (0.14)              0.48
Diluted earnings (loss) per common share                           (0.19)            0.23            (0.14)              0.47

                                                                                         2000 Quarter Ended
                                                             ---------------------------------------------------------------------
(in thousands, except per share data)                            April             July            October            January
                                                             ---------------------------------------------------------------------
Sales                                                           $351,554         $387,452         $331,919           $414,914
Cost of merchandise sold                                         265,383          282,135          242,155            300,405
Operating income (loss)                                           (3,992)          12,076              374             19,065
Income (loss) before extraordinary gain
  and cumulative effect of accounting change                      (8,219)           6,743           (4,649)            12,904
Net income (loss)                                                  8,970            8,184           (4,649)            12,921
Diluted earnings (loss) before extraordinary
 gain per common share                                             (0.25)            0.21            (0.14)              0.38
Diluted earnings (loss) per common share                            0.28             0.25            (0.14)              0.38

(a) During the fourth quarter of 2001, the Company recorded an adjustment of $3.7 million to increase store exit reserves established for previously closed store sites.